Filed Pursuant to Rule 424(b)(1)
Registration No. 333-144439
PROSPECTUS

5,770,000 Shares

Ordinary Shares

We are offering all of the ordinary shares being sold in this offering. No public market currently exists for our ordinary shares.

Our ordinary shares have been approved for listing on The Nasdaq Global Market under the symbol “VOLT”.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Public Offering Price	$9.00	$51,930,000
Underwriting Discount	$0.63	$3,635,100
Proceeds to Voltaire Ltd. (before expenses)	$8.37	$48,294,900

The underwriters may also purchase up to an additional 865,500 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares on or about July 31, 2007.

JPMorgan	Merrill Lynch & Co.

Thomas Weisel Partners LLC	RBC Capital Markets

July 25, 2007

Voltaire

The Grid Backbone™

Unified Fabrics

for Grid Computing in the Data Center

VOLTAIRE
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You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our ordinary shares in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

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PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Voltaire Ltd.

We design and develop server and storage switching and software solutions that enable high-performance grid computing within the data center. As the computing requirements of enterprises and institutions continue to expand, the demand for data center solutions that can efficiently and cost-effectively scale and manage computing resources is dramatically increasing. Our solutions allow one or more discrete computing clusters to be linked together as a single unified computing resource, or fabric. We create this unified fabric by integrating high-performance switching with dynamic management and provisioning software. We refer to our server and storage switching and software solutions as the Voltaire Grid Backbonetm. Our Grid Backbone provides a scalable and cost-effective way for customers to manage the growth of their data center computing requirements.

We have significant expertise in developing switching and routing platforms based on the InfiniBand architecture as well as grid management software. InfiniBand is an industry-standard architecture that provides specifications for high performance interconnects. We offer 24 to 288 port server and storage switches that benefit from the high performance and low latency characteristics of the InfiniBand architecture, and also integrate with Ethernet and Fibre Channel architectures. Our management software solutions provide fabric management, performance monitoring, application acceleration and grid provisioning functionality.

We sell our products primarily through server original equipment manufacturers, or OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. We currently have OEM relationships with International Business Machines Corporation, Hewlett-Packard Company, Silicon Graphics, Inc., Sun Microsystems, Inc. and NEC Corporation, five of the top ten global server vendors. To date, our solutions have been implemented in the data centers of over 250 end customers across a wide range of vertical markets and geographies. We outsource the manufacture of our products to two contract manufacturers. We obtain the application-specific integrated circuit, or ASIC, the main component used in our Grid Directortm director-class switches and Grid Switchtm edge switches, from Mellanox Technologies Ltd., currently the only manufacturer of this component. Our switch products accounted for approximately 54% of our revenues in 2006.

We had revenues of $15.4 million in 2005, $30.4 million in 2006 and $8.6 million in the three months ended March 31, 2007. Three OEMs accounted for 58% of our revenues in 2005, 63% of our revenues in 2006 and 67% of our revenues in the three months ended March 31, 2007. We had net losses of $10.0 million in 2005, $8.8 million in 2006 and $3.0 million in the three months ended March 31, 2007. We had 150 employees as of March 31, 2007.

Industry Background

We provide server and storage switching and software solutions to enable grid computing in the data center. We leverage the InfiniBand protocol to provide high performance solutions to our clients. IDC, an independent research company, estimates that the market for InfiniBand switch ports will grow from $95 million in 2006 to $468 million in 2010 and that the market for InfiniBand host channel adapters will grow from $62 million in 2006 to $181 million in 2010. Based on these estimates, we believe that the market for InfiniBand-based products will grow from $157 million in 2006 to $649 million in 2010.

In addition to the market for InfiniBand-based products, we believe that the overall market for grid computing interconnect solutions includes storage switching, 10 Gigabit Ethernet switching, and their associated management and messaging software. Storage switching refers to interconnects used in storage networks and is estimated by IDC to grow from $1.5 billion in 2006 to $1.8 billion in 2010. 10 Gigabit Ethernet switching refers to 10 Gigabit Ethernet switch deployments in enterprise data centers and is estimated by IDC to grow from $1.2 billion in 2006 to $2.8 billion in 2010. Management software refers to the software used to provision and monitor the grid and is estimated by IDC to grow from $355 million in 2006 to $758 million in 2010. Messaging software optimizes specific application types to maximize performance and is estimated by IDC to grow from $679 million in 2006 to $793 million in 2010. Based on these estimates, we believe that the overall grid computing market will grow from $3.9 billion in 2006 to $6.9 billion by 2010. Our solutions address the high performance segments of this market, which we believe currently represent a small and growing portion of this market.

Our Solutions

Our server and storage switching and software solutions provide a scalable and cost-effective way for customers to manage the growth of data center compute requirements. We leverage the performance, scalability and latency benefits of InfiniBand and provide leading interconnect functionality for data center environments that rely on industry-standard server and storage units. In addition to InfiniBand, our multi-protocol switches also support Fibre Channel and Ethernet grid computing interconnect architectures. Our solutions offer the following key benefits:

•	Lower latency for acceleration of information delivery. Based on published product specifications, our InfiniBand-based solutions provide significantly lower end-to-end latency than existing Ethernet- and Fibre Channel-based solutions. Through our relationships with independent software vendors, or ISVs, in our targeted vertical markets, we are able to further reduce end-to-end latency and deliver greater application acceleration benefits to our end customers.

•	Higher bandwidth for improved resource utilization. In high-performance computing environments, customers require optimal bandwidth to address and eliminate performance bottlenecks. Based on published product specifications, our InfiniBand-based solutions provide significantly higher bandwidth than existing Ethernet- and Fibre Channel-based solutions.

•	Greater scalability to grow with customers’ demands. Our server and storage switching solutions enable linear scalability by off-loading communication processing to allow servers to run applications more efficiently.

•	Simplified data center infrastructure. Our solutions eliminate the need for multiple adapters and related cables for each grid computing interconnect architecture. Because we are able to reduce the number of required adapters and cables to multiple networks, our solutions reduce the complexity of the data center.

•	Improved grid performance, manageability and provisioning through enhanced software. Our software solutions are designed to maximize grid performance and efficiency.

Our Strategy

Our goal is to be the leading provider of server and storage switching and software solutions that enable high-performance grid computing within the data center. Key elements of our strategy include:

•	Continue to develop high-performance grid computing interconnect solutions. We intend to continue to extend our market position, technical expertise and customer relationships to further develop high-performance grid computing interconnect solutions built upon unified fabric architectures. To broaden our market opportunity, we will continue to promote grid adoption and develop products that are compatible with other grid computing interconnect architectures, while further expanding our InfiniBand-based solutions.

•	Extend our software offerings. We intend to expand our portfolio of grid infrastructure software. We are primarily focused on enhancing our existing software offerings in the areas of performance monitoring and management, as well as fabric virtualization.

•	Leverage our OEM relationships to expand market position. We intend to continue to expand our relationships with our existing server OEMs, while establishing similar relationships with other server,

storage and communication OEMs. We believe these relationships will help to accelerate the adoption of our high-performance grid computing interconnect solutions.

•	Expand existing and new vertical and geographic markets. We intend to further penetrate existing vertical markets and enter new vertical markets. We believe that our relationships with ISVs allow us to bring the benefits of our grid solutions to end customers across a broad range of vertical markets. We also plan to expand our sales and marketing efforts in new geographic markets to meet the needs of end customers in our various vertical markets.

Risks

Our business is subject to numerous risks as more fully described under “Risk Factors” including the following:

•	We have a history of losses, may incur future losses and may not achieve profitability.

•	Our revenues and prospects may be harmed if the InfiniBand-based architecture is not widely adopted in the grid computing interconnect market.

•	Enterprises may not adopt our technology and may continue to use Ethernet-based solutions, which could harm our future growth.

•	A small number of OEM customers currently account for the majority of our revenues, and the loss of one or more of these OEM customers, or a significant decrease or delay in sales to any of these OEM customers, could reduce our revenues significantly.

•	We may be unable to compete effectively with other companies in our market which offer, or may in the future offer, competing products.

•	Our reliance on Mellanox Technologies Ltd. and other limited-source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.

Company Information

We were incorporated under the laws of the State of Israel in April 1997. Our principal executive offices are located at 9 Hamenofim Street Building A, Herzeliya 46725, Israel and our telephone number is +972 (9) 971-7666. Our website address is www.voltaire.com. The information on our website does not constitute part of this prospectus.

The terms “Voltaire,” “we,” “us” and “our” refer to Voltaire Ltd. and our wholly-owned subsidiaries.

The terms “Voltaire,” “NVIGOR” and our logo are registered trademarks and we have filed trademark applications to register “Grid Backbone,” “GridVision,” “GridBoot” and “GridStack.” All other registered trademarks appearing in this prospectus are owned by their holders.

THE OFFERING

Ordinary shares offered	5,770,000 shares.

Shares to be outstanding after this offering	20,480,554 shares.

Use of proceeds	We intend to use the net proceeds of this offering to fund our research and development activities, business development and marketing activities, and for general corporate purposes and working capital. We also intend to use a portion of the net proceeds to repay in full a loan with an outstanding principal amount of $5.0 million. We also may use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies although we currently do not have any acquisition or investment planned.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed Nasdaq Global Market symbol	“VOLT”.

The number of ordinary shares to be outstanding after this offering excludes:

•	3,768,508 ordinary shares reserved for issuance under our share option plans, of which options to purchase 3,469,589 ordinary shares at a weighted average exercise price of $2.41 per share and options to purchase 2,670 ordinary shares at an exercise price of $320.00 per share have been granted; and

•	140,625 ordinary shares issuable upon the exercise of warrants to purchase Series E preferred shares granted to an entity that made a loan to us at an exercise price of $4.00 per share and 59 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares granted to an Israeli non-profit organization at an exercise price of $1,270 per share.

Unless otherwise indicated, all information in this prospectus:

•	reflects the conversion upon the closing of this offering of all of our issued and outstanding preferred shares into 13,946,624 ordinary shares on a one-for-one basis;

•	reflects the initial public offering price of $9.00 per ordinary share;

•	assumes no exercise of the underwriters’ option to purchase up to an additional 865,500 ordinary shares from us to cover overallotments; and

•	reflects a 1-for-100 reverse share split effected on March 7, 2004 and a 1-for-4 reverse share split effected on July 5, 2007.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary consolidated financial and operating data derived from our consolidated financial statements. You should read this data along with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except share and per share data)

Consolidated statements of operations data:
Revenues	$4,916	$15,366	$30,427	$4,389	$8,580
Cost of revenues	3,565	10,830	19,223	2,846	5,391

Gross profit	1,351	4,536	11,204	1,543	3,189
Operating expenses:
Research and development, gross(1)	6,658	6,538	7,694	2,003	2,714
Less royalty-bearing participation	700	621	—	—	—

Research and development, net	5,958	5,917	7,694	2,003	2,714

Sales and marketing(1)	4,327	6,045	8,281	1,604	2,106
General and administrative(1)	2,271	2,681	3,534	711	979

Total operating expenses	12,556	14,643	19,509	4,318	5,799

Loss from operations	(11,205)	(10,107)	(8,305)	(2,775)	(2,610)
Financial income (expenses), net	144	191	(460)	102	(355)

Loss before income tax expenses	(11,061)	(9,916)	(8,765)	(2,673)	(2,965)
Income tax expenses	—	(111)	(84)	—	(35)

Net loss	(11,061)	(10,027)	(8,849)	(2,673)	(3,000)

Accretion of redeemable convertible preferred shares(2)	(2,144)	(2,959)	(3,573)	(893)	(1,054)
Benefit to Series A, B and B1 shareholders(3)	(1,800)	—	—	—	—
Charge for beneficial conversion feature of Series D and D2 redeemable convertible preferred shares	(362)	(482)	(535)	(134)	(149)

Net loss attributable to ordinary shareholders	$(15,367)	$(13,468)	$(12,957)	$(3,700)	$(4,203)

Net loss per share attributable to ordinary shareholders — basic and diluted	$(29.67)	$(21.16)	$(19.92)	$(5.73)	$(6.30)

Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders — basic and diluted	517,926	636,536	650,476	645,419	667,631

Pro forma net loss per share attributable to ordinary
shareholders — basic and diluted (unaudited)(4)			$(0.69)		$(0.22)

Weighted average number of ordinary shares used in computing pro forma net loss per share attributable to ordinary shareholders — basic and diluted (unaudited)(4)			12,794,446		13,776,282

(1)	Includes share-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Research and development, net	$—	$9	$59	$14	$18
Sales and marketing	—	—	90	21	26
General and administrative	382	65	161	33	73

Total	$382	$74	$310	$68	$117

(2)	Accretion of redeemable convertible preferred shares represents the original purchase price plus accrued dividends calculated using the interest method. Certain holders of our preferred shares have the option, after March 7, 2009, to require us to redeem all of the preferred shares for an amount equal to the greater of (i) the original purchase price plus accrued dividends (and, with respect to the Series D preferred shares, plus certain interest payments) and (ii) the then current fair market value of such shares. The redemption option and the related accretion of the preferred shares will terminate upon conversion of the preferred shares into ordinary shares upon the closing of this offering.

(3)	In connection with the sale of our Series E preferred shares in 2004, our Series A, Series B and Series B1 preferred shares were converted into ordinary shares. At the time of this conversion, we issued junior liquidation securities to the holders of such shares, which entitle the holders to an aggregate payment of $1.8 million, following payment of certain required amounts to the holders of our Series C, D, E and E2 preferred shares, if we complete a merger transaction or are acquired or liquidated. The junior liquidation securities do not have voting rights and will be cancelled upon the closing of this offering for no consideration.

(4)	Pro forma basic and diluted loss per ordinary share gives effect to the conversion upon the closing of this offering, assuming such closing occurred on March 31, 2007, of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis. See Note 2w to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

	As of March 31, 2007
		Pro Forma As
	Actual	Adjusted
	(unaudited)
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$17,221	$58,256
Restricted deposit	269	269
Working capital	19,733	60,768
Total assets	41,789	82,824
Long-term loan	5,000	—
Total liabilities	27,694	21,773
Redeemable convertible preferred shares	76,167	—
Accumulated deficit	(66,285)	(66,285)
Total shareholders’ equity (capital deficiency)	(62,072)	61,051

Pro forma as adjusted information included above in the consolidated balance sheet data reflects our receipt of estimated net proceeds of $41.0 million from our sale of the ordinary shares in this offering, based on the initial public offering price of $9.00 per share, after deducting underwriting discounts and estimated offering expenses, and the application of a portion of such net proceeds to repay a loan with an outstanding principal amount of $5.0 million as described under “Use of Proceeds.”

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

We have incurred net losses in each fiscal year since we commenced operations in 1997. We incurred net losses of $3.0 million in the three months ended March 31, 2007, $8.8 million in 2006, $10.0 million in 2005 and $11.1 million in 2004. As of March 31, 2007, our accumulated deficit was $66.3 million. Our losses could continue for the next several years as we expand our sales and marketing activities, continue to invest in research and development, expand our general and administrative operations and incur additional costs related to being a public company. We made our first sales of products in the grid computing market in 2003 and accordingly, we have a limited operating history. We may not generate sufficient revenues in the future to achieve or maintain profitability.

Our revenues and prospects may be harmed if the InfiniBand-based architecture is not widely adopted in the grid computing interconnect market.

Our solutions leverage the performance and latency benefits of the InfiniBand grid computing interconnect architecture and provide interconnect functionality for data center environments that rely on industry-standard server and storage units. The InfiniBand architecture was first introduced in October 2000 and has a relatively short history and limited adoption in the grid computing interconnect market. End customers that purchase information technology, or IT, products and services from server vendors, such as our original equipment manufacturer, or OEM, customers, must find InfiniBand to be a compelling solution to meet their grid computing needs. We cannot control third-party adoption of InfiniBand over competing grid computing interconnect architectures such as Ethernet, Fibre Channel and other proprietary technologies. InfiniBand may fail to compete effectively with these architectures, some of which are well established. If other architectures continue to remain the market standard or if a superior alternative architecture to InfiniBand is developed, our revenues and prospects may be harmed. Furthermore, we may be required to incur substantial costs to modify our existing products to remain competitive with new or existing architectures and we can provide no assurance that we will succeed in doing so.

Enterprises may not adopt our technology and may continue to use Ethernet-based solutions, which could harm our future growth.

More than half of our revenues to date have been derived from end customers that are governmental, research or educational institutions, such as government-funded research laboratories and post-secondary educational institutions. An important element of our strategy is to accelerate the adoption of our InfiniBand-based solutions by enterprises, which have traditionally used products based on the Ethernet architecture. In order to compete effectively against providers of solutions that utilize Ethernet, we must convince current Ethernet users to move to a new technology, and incur the related marketing, education and maintenance costs associated with such a move. Potential enterprise customers may also elect to rely on internally-developed solutions or proprietary solutions developed by other companies instead of implementing our InfiniBand-based solutions. In addition, even if potential enterprise customers adopt InfiniBand, we may have to compete with other suppliers of InfiniBand-based products in the enterprise market. If a leading company or several companies in the enterprise market incorporates our InfiniBand-based products, but fails to achieve desired performance and reliability, our reputation and revenues could be adversely affected.

A small number of our OEM customers currently account for the majority of our revenues, and the loss of one or more of these OEM customers, or a significant decrease or delay in sales to any of these OEM customers, could reduce our revenues significantly.

We market and sell our products to end customers primarily through our OEM customers who integrate our solutions into their product offerings. To date, we have derived a substantial portion of our revenues from a small number of OEM customers. Sales to our top three OEM customers accounted for 58% of our revenues in 2005, 63% of our revenues in 2006 and 67% of our revenues in the three months ended March 31, 2007, as follows:

	Year Ended December 31,		Three Months Ended
	2005	2006	March 31, 2007

International Business Machines Corp. (IBM)	8%	38%	35%
Sun Microsystems, Inc.	2	13	10
Hewlett-Packard Company	48	12	22

Total	58%	63%	67%

We anticipate that a large portion of our revenues will continue to be derived from sales to a small number of OEM customers in the future. Our sales to our OEM customers are made on the basis of purchase orders rather than long-term purchase commitments. Our relationships with our OEM customers are generally governed by non-exclusive agreements that typically have an initial term of one to three years and automatically renew for successive one year terms, have no minimum sales commitments and do not prohibit our OEM customers from offering products and services that compete with our products. In addition, our agreements typically require us to deliver our products to our OEM customers within 30 to 90 days from the time we receive the order, however, in many cases they may request faster delivery. A failure by us to meet product delivery deadlines may damage our relationship with our OEM customers and harm our market position. The size of purchases by our OEM customers typically fluctuates from quarter-to-quarter and year-to-year, and may continue to fluctuate in the future, which may affect our quarterly and annual results of operations.

In addition, our competitors may provide incentives to our existing and potential OEM customers to use or purchase their products and services or to prevent or reduce sales of our solutions. Some of our OEM customers also possess significant resources and advanced technical capabilities and may, either independently or jointly with our competitors, develop and market products and related services that compete with our solutions. If either of these were to occur, our OEM customers may discontinue marketing and distributing our solutions. Therefore, if any of our OEM customers reduces or cancels its purchases from us, or terminates its agreement with us for any reason, and we are unable to replace the lost revenues with sales to an alternate OEM customer, it would have an adverse effect on our revenues and results of operations.

We may be unable to compete effectively with other companies in our market which offer, or may in the future offer, competing products.

We compete in a rapidly evolving and highly competitive market. Our InfiniBand-based solutions currently address the high performance computing, or HPC, interconnect, the 10 Gigabit Ethernet switching, and the storage switching end-markets. These markets are characterized by continuous technological change and customer demand for high performance products. Our current principal competitor is Cisco Systems, Inc., which is a significant supplier of InfiniBand, Ethernet and Fibre Channel-based solutions, and has traditionally been the most recognized and dominant supplier for enterprises. We also compete with QLogic Corporation, a provider of Fibre Channel-based and InfiniBand-based solutions. These companies are substantially larger than we are and have significantly greater brand recognition and resources, which may allow them to respond more quickly to changes in customer requirements or to new or emerging technologies. We also compete to a lesser degree with providers of 10 Gigabit Ethernet and proprietary high-performance grid computing interconnect solutions. The entry of new competitors into our market and acquisitions of our existing competitors by companies with significant resources, better brand recognition and established relationships with our end customers could result in increased competition and harm our business. Increased competition may cause us to make competitive price reductions thereby reducing our gross margins and market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

We depend significantly on our OEM customers to market, sell, install and provide initial and escalation level technical support for our products, and if any of these OEMs fails to adequately perform, then our sales may suffer.

Our OEM customers are responsible for integrating our solutions into their products and providing first call and second escalation service and support for products incorporating our solutions. As a result, we depend on the ability of our OEM customers to market, sell and service our solutions successfully to end customers and to provide adequate customer support. Any failure by our OEM customers to provide adequate support to end customers could result in customer dissatisfaction with us or our solutions, which could result in a loss of an end customer, harm our reputation and delay or limit market acceptance of our solutions. In addition, if any significant OEM customer should fail, individually or in the aggregate, to perform as an end customer expects, our sales may suffer. We cannot provide any assurance that our OEM customers will market our solutions effectively, receive and fulfill end-customer orders of our solutions on a timely basis or continue to devote adequate resources to support the sales, marketing and technical support of our products.

We do not expect to sustain our recent revenue growth rate, which may reduce our share price.

Our revenues have grown rapidly over the last four years. Our revenues were $1.2 million in 2003, $4.9 million in 2004, $15.4 million in 2005, $30.4 million in 2006 and $8.6 million in the three months ended March 31, 2007. We do not expect to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, we may not have sufficient resources to execute our business objectives and our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing technology company.

Our gross margins and results of operations may be adversely affected if we do not continue to achieve economies of scale and maintain or increase sales of higher margin products.

Our gross margins have increased from 27% in 2004 to 30% in 2005 and to 37% in 2006 and in the three months ended March 31, 2007. Our historical gross margins improved primarily due to reductions in costs of materials and manufacturing overhead due to higher production volumes. Our gross margins are also impacted by the mix of products that we sell. Our strategy is to increase our gross margins in the future by increasing sales of our Grid Director ISR 9288 and ISR 9096 director-class switches and Grid Switch edge switches as a percentage of revenues, while reducing sales of lower-margin host adapter cards as a percentage of revenues. We may not succeed in this strategy because customers may seek complete solutions that require us to sell host adapter cards to them and we may not succeed in our efforts to sell host adapter cards at premium prices. In addition, we may incur additional costs as a result of our efforts to increase sales of our higher-margin products and may not be successful in doing so. As a result, our financial position may be adversely affected. If we are unable to continue to achieve economies of scale and maintain or increase sales of higher margin products, we may not achieve our expected gross margin rate, resulting in lower than expected profitability.

Our reliance on Mellanox Technologies Ltd. and other limited-source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.

We obtain the application-specific integrated circuit, or ASIC, the main component used in our Grid Directortm director-class switches and Grid Switchtm edge switches, from Mellanox Technologies Ltd., which is currently the only manufacturer of this chip. Our switch products accounted for approximately 54% of our revenues in 2006. We entered into a non-exclusive agreement with Mellanox dated as of October 7, 2005, for an initial period of two years, which automatically renews for successive one-year periods unless one party notifies the other party within 90 days prior to each annual termination date that it does not wish to renew the agreement. Standard lead-times under the agreement may be changed at Mellanox’s sole discretion upon

30-days prior written notice. In addition, Mellanox may increase the ASIC purchase price upon 30-days prior notice and has the right to alter the ASIC upon 120-days prior notice, and to discontinue production of the ASIC upon six-months prior notice. During a period of six months after our receipt of a notice of discontinuance from Mellanox, we may purchase from Mellanox such commercially reasonable quantity of the discontinued product as we deem reasonably necessary for our future requirements. Mellanox is obligated to continue to provide us the discontinued product and to facilitate our transition to new products for a period not to exceed nine months following our receipt of the notice of discontinuance.

In the event that Mellanox is unable to supply the ASIC on a timely basis or in the quantities that we require, we would be unable to manufacture our switch products without incurring significant development and design costs. There is currently no alternative supplier for the ASIC produced by Mellanox. If an alternative supplier of the ASIC were to develop in the future, we would likely be forced to make changes to our switching products to ensure interoperability with the new ASIC. There can be no assurance that we will be able to successfully modify our switches to accommodate any alternate technology or any change in Mellanox’s product. As a result, a failure by Mellanox to supply the ASIC would materially adversely affect our business.

In addition, we have designed our products to incorporate several specific components, such as our InfiniBand connectors and backplanes, printed circuit boards, chassis and mechanical parts, power supplies and processor boards. We purchase these components from major industry suppliers, but do not have long-term supply contracts with these suppliers. We believe that substitute components are available from alternate sources, however, any change in these components would require us to qualify a new supplier’s components for inclusion in our products which would likely require significant engineering changes, which could take a number of months to complete.

We currently depend on two outside contract manufacturers, Sanmina-SCI Corporation and Zicon Ltd., to manufacture and warehouse our products and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

We subcontract the manufacture, assembly and testing for our products to two contract manufacturers. These functions are performed by Sanmina-SCI Corporation and Zicon Ltd. These contract manufacturers provide us with full turn-key manufacturing and testing services. Sanmina-SCI is responsible for the manufacture of our Grid Switch InfiniBand Switch Router, or ISR, 9024. Zicon manufacturers all modules and mechanics related to our director class switches and their gateway modules for connecting to Ethernet and Fibre Channel. Our contract manufacturers also store our inventory of key components, as well as finished products after manufacturing and before shipping to customers. If any of these contract manufacturers experience delays, disruptions or quality control problems in manufacturing our products, including insufficient inventory or supply of components, or if we fail to effectively manage the relationship with any of these subcontractors, shipments of products to our customers may be delayed, which could have a material adverse effect on our relationships with our customers and end customers.

We currently have only a letter agreement with Sanmina-SCI and no long-term supply contract with Zicon. We are in the process of negotiating a long-term supply contract with Zicon and currently rely on committed purchase orders to meet our manufacturing requirements. Unless we enter into a long-term supply contract with each of these manufacturers, they will not be obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. Neither of our contract manufacturers has provided contractual assurances to us that adequate capacity will be available to us to meet future demands for our products.

Sanmina-SCI’s facilities are located in Ma’alot, Israel and Zicon’s facilities are located in Petach Tikva, Israel. Ma’alot is located in northern Israel and is in range of rockets that were fired into Israel during the mid-2006 war with Hezbollah in Lebanon. In the event that the facilities of either contract manufacturer are damaged for any reason, including as a result of hostile action, our ability to deliver products to customers could be materially adversely affected. See also “—Risks Relating to Our Location in Israel—Conditions in Israel could adversely affect our business.”

Our solutions are highly technical and any undetected software or hardware errors in our products could have a material adverse effect on our operating results.

Due to the complexity of our solutions and variations among customers’ computing environments and data centers, we may not detect product defects until our products are fully deployed in our customers’ high performance computing environments and data centers. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to resolving any defects. If we encounter significant product problems, we could experience, among other things, loss of customers, cancellation of product orders, increased costs, delays in recognizing revenue and damage to our reputation. Some of our customers traditionally demand early delivery of products containing our most advanced technology prior to completion of our rollout. For example, during the third quarter of 2006, we provided early product delivery of a high-end switch based on the newly released double data rate, or DDR, chipset to a limited number of OEM and end customers desiring the newest technology available. Because the system did not perform as expected in the field under certain high stress environments, we had to defer recognition of $7.3 million of revenue, which we expect to recognize during the second and third quarters of 2007. We are currently in the process of finalizing our testing of the redesigned version of the DDR-based system required for general release to the market.

In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention from normal business operations. If our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

We have limited visibility into end customer demand for our solutions, which introduces uncertainty into our manufacturing forecasts and business planning, and could negatively impact our financial results.

Our business is subject to uncertainty because of our limited visibility into end customers’ future buying patterns and demands, which poses a challenge for us in predicting the amount and timing of our revenue. Sales of our solutions are made on the basis of purchase orders rather than long-term purchase commitments. In addition, we place orders with our suppliers and contract manufacturers based on forecasts of our OEM customers’ demand, which are based on numerous assumptions, each of which may introduce variability and error into our estimates. This process requires us to make multiple demand forecast assumptions with respect to both our OEM customers’ and end customers’ demands. Because the lead time for fulfilling an order from an OEM customer is typically one to two months, while the lead-time to order certain of the components and assemble our products can be three to four months, forecasts of demand for our products must be made in advance of customer orders. In addition, we base business decisions regarding our growth on our forecasts of end customer demand. As we grow, anticipating end customer demand may become increasingly challenging. If we overestimate end customer demand, we may order more inventory of components and allocate more resources to manufacturing products than is necessary. In the event that we are unable to sell our finished product or in the event that our inventory of components becomes obsolete, we may be required to incur significant charges and write-offs related to our inventory. This could have an adverse affect on our balance sheet and results of operations. Conversely, if we underestimate end customer demand, we could forego revenue opportunities, lose market share and damage our end customer relationships.

If we fail to develop new products or enhance the performance of our existing solutions with improved technologies to meet rapid technological change and market demands in a timely and cost-effective manner, our business will suffer.

We invest heavily in advancing our technology and developing new solutions to keep pace with rapid changes in customer demand and with our competitors’ efforts to advance their technology. In particular, we must satisfy demand for improved computing performance. We are currently engaged in the development process for next generation solutions in order to meet these demands. The development process for these advancements is lengthy and requires us to accurately anticipate technological innovations and market trends.

Developing and enhancing these products can be time-consuming, costly and complex. Successful product design, development and introduction on a timely basis require that we:

•	design innovative and performance-enhancing features that differentiate our solutions from those of our competitors;

•	identify emerging technological trends in our target markets;

•	maintain effective sales and marketing strategies;

•	respond effectively to technological changes or product announcements by others; and

•	adjust to changing market conditions quickly and cost-effectively.

We may be unable to successfully develop additional next-generation products or product enhancements. In addition, we cannot provide any assurance that new products or enhancements, such as our next generation DDR optimized director class products and supporting software, will be completed in a timely manner. Delays in completing the development and introduction of products that address new applications or markets could cause our sales to decline and our operating loss to increase. Furthermore, we may make substantial investments in the research and development of new products that are then not accepted by the market. If we fail to address effectively the changing demands of customers and to develop the required enhancements to our products in order to keep pace with advances in technology, our business and revenues will be adversely affected. In addition, we cannot provide any assurance that we will be able to obtain certification, as required, for our existing or newly developed products by national regulators.

If we fail to manage our future growth effectively, we may not be able to market and sell our products and services successfully.

We have expanded our operations significantly since we began offering grid computing solutions in 2003 and anticipate that further expansion will be required. Our future operating results depend to a large extent on our management’s ability to plan and direct our expansion and growth successfully, including training our sales personnel to become productive and generate revenue, forecasting revenue, controlling expenses, implementing and enhancing infrastructure, addressing new markets and expanding international operations in addition to maintaining and expanding our research and development efforts. A failure to manage our growth effectively could materially and adversely affect our ability to market and sell our products and services.

In addition, in order to accommodate our growth, our contract manufacturers may need to increase their manufacturing capacity. If our contract manufacturers are unable to maintain the required manufacturing capacity to meet our requirements, the demand for our products may exceed their capacity, which could result in a backlog of orders and harm our ability to meet our customers’ timing demands.

Fluctuations in our revenues and operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.

Our quarterly and annual revenues and operating results are difficult to predict and have fluctuated in the past, and may fluctuate in the future, from quarter-to-quarter and year-to-year. It is possible that our operating results in some quarters and years will be below market expectations. This may cause the market price of our ordinary shares to decline. Our quarterly and annual operating results are affected by a number of factors, many of which are outside of our control. In particular, we have limited exposure to end customer demand upon which we predict future sales of our solutions. Our OEM customers derive a substantial portion of their revenues from sales to a small number of end customers. If a small number of end customers defer delivery or installation of our products for even a short period of time, recognition of a significant amount of revenues may be delayed. In limited circumstances, we do not recognize revenue upon a sale to an OEM customer because the sale by the OEM customer to the end customer is subject to performance of an acceptance test by the end customer. As a result, we may experience quarterly fluctuations in revenues if OEM products incorporating our solutions do not meet the technical specifications required by the end customers.

Additional factors that may affect our quarterly and annual operating results include:

•	the loss of one or more of our OEM customers, or a significant reduction or postponement of orders from our customers;

•	our customers’ sales outlooks, purchasing patterns and inventory levels based on end-customer demands and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	product obsolescence and our ability to manage product transitions;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished products;

•	the potential loss of key manufacturer and supplier relationships; and

•	the availability, pricing and timeliness of delivery of other components used in our OEM customers’ products.

The international nature of our business exposes us to financial and regulatory risks and we may have difficulty protecting our intellectual property in some foreign countries.

To date, we have derived a significant portion of our revenues from OEM customers located outside the United States, principally in Europe, which accounted for 23.6% of our revenues in 2006 and 31.0% of our revenues in the three months ended March 31, 2007, and the Asia-Pacific region and Japan, which accounted for 13.0% of our revenues in 2006 and 24.1% of our revenues in the three months ended March 31, 2007. The international nature of our business subjects us to a number of risks, including the following:

•	the difficulty of managing and staffing multiple offices, which we currently maintain in North America, Europe, the Middle East and Asia-Pacific, and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and implementing our accounts receivable function, which is currently centralized and introduces translation, proximity and cultural challenges;

•	political and economic instability, particularly in markets such as Latin America, Asia and other emerging markets;

•	reduced protection for intellectual property rights in some countries where we may seek to expand our sales in the future, such as China and the Russian Federation;

•	changes in regulatory requirements, such as the regulations recently adopted by the European Union regarding recycling of, and prohibition of hazardous substances in, electrical and electronic equipment;

•	laws and business practices favoring local companies; and

•	imposition of or increases in tariffs.

As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

If we are unable to successfully protect our technology through the issuance and enforcement of patents and other means of protection, our business could be harmed significantly.

Our ability to prevent competitors from gaining access to our technology is essential to our success. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Trademark, patent, copyright and trade secret laws in the United States and other jurisdictions, as well as our internal confidentiality procedures and contractual provisions, are at the core of our efforts to protect our proprietary technology and our brand. As of July 19, 2007, we had one issued U.S. patent and five pending U.S. patent applications. We also have three pending counterpart applications outside of the United States, filed pursuant to the Patent Cooperation Treaty. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patents applications will be approved;

•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties via litigation or administrative proceeding;

•	we will obtain a favorable outcome if we assert our intellectual property rights against third parties;

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

In addition, our intellectual property is also used in a large number of foreign countries. Effective intellectual property enforcement may be unavailable or limited in some foreign countries, such as China and the Russian Federation. As a result, it may be difficult for us to protect our intellectual property from misuses or infringement by other companies in these countries. We expect this to become a greater problem for us as our OEM customers increase their manufacturing presence in countries that provide less protection for intellectual property.

Litigation and administrative proceedings are inherently uncertain and divert resources that could be directed towards other business priorities. We may not be able to obtain positive results and may spend considerable resources in our efforts to defend and protect our intellectual property. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection vary from one jurisdiction to another and may not be attainable in every country in which our products are available. Our failure to obtain patents, including with claims of a scope necessary to cover our technology, or the invalidation of our patents, may weaken our competitive position and may adversely affect our revenues and profitability.

In addition to patent protection, we customarily require our employees and subcontractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include assignment of intellectual property rights for inventions developed by employees, and non-disclosure of confidential information and non-compete clauses for twelve months following termination of an employee’s employment with us. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongful access to our technology. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

Our use of open source and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions.

We incorporate open source software into our switch chassis, GridVision Enterprise software, IP Router, Fibre Channel Gateway, ISER initiator, GridStack software and GridBoot software. Open source software is accessible, usable and modifiable by anyone, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. For example, our products incorporate open source code such as an embedded Linux-based operating system. The Linux-based operating system has been developed under a license (known as a General Public License), which permits it to be liberally copied, modified and distributed.

Under certain conditions, the use of some open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. While we monitor our use of open source code in an effort to avoid situations that would require us to make parts of our core proprietary technology freely available as open source code, we cannot guarantee that such circumstances will not occur or that a court would not conclude that, under a different interpretation of an open source license, certain of our core technology must be made available as open source code. The use of such open source code may also ultimately require us to take remedial action, such as replacing certain code used in our products, paying a royalty to use some open source code, making certain proprietary source code available to others or discontinuing certain products, that may divert resources away from our development efforts.

The license under which we licensed the embedded Linux-based operating system is currently the subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah. SCO filed its complaint in 2003. According to the current trial schedule, the parties are briefing certain issues for summary judgment and other issues are already being argued. The trial date was postponed indefinitely. SCO has alleged that certain versions of the Linux operating system contributed by IBM contain unauthorized UNIX code or derivative works of UNIX code, which SCO claims it owns. If the court were to rule in SCO’s favor and find, for example, that Linux-based products, or significant portions of them, may not be liberally copied, modified or distributed, we may have to modify our products and/or seek a license to use the code in question, which may or may not be available on commercially reasonable terms, and this could materially adversely affect our business. Regardless of the merit of SCO’s allegations, uncertainty concerning SCO’s allegations could adversely affect our products and customer relationships.

We may also find that we need to incorporate certain proprietary third-party technologies, including software programs, into our products in the future. Licenses to relevant third-party technology may not be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our current products. Such delays could materially adversely affect our business, operating results and financial conditions.

We may be subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation and our business, operating results or financial condition could be materially adversely affected.

There can be no assurance that third parties will not assert that our products and other intellectual property infringe, or may infringe their proprietary rights. For example, Crossroads Systems, Inc., a U.S. developer of storage routing devices, has contacted us regarding a potential license for some of its patents consisting of the following as of November 2006: U.S. Patent Nos. 5,941,972; 6,425,035; 6,421,753; 6,763,419; 6,738,854; 6,789,152 and 7,051,147. We are currently in discussions with Crossroads to determine whether a license is necessary or appropriate. We believe that the only potentially relevant product is our Fibre Channel Router. Between 2004 and 2006, our total sales of Fibre Channel Routers were approximately $232,000. Some of these patents have been the subject of prior and ongoing litigation. See Crossroads Systems (Texas), Inc. v. Chaparral Network Storage, Inc., Case No. A-00-CA-217-SS (W.D. Tex.); Crossroads Systems (Texas), Inc. v. Pathlight Technology, Inc., Case No. A-00-CA-248-SS (W.D. Tex.); and Crossroads Systems (Texas), Inc. v. Dot Hill Systems Corporation, Case No. A-03-CA-754-SS (W.D. Tex.); EqualLogic, Inc. v. Crossroads Systems, Inc. et al., Case No. 06 CA 11478 EFH (D. Mass.) Some of these patents have also successfully passed reexamination proceedings before the U.S. Patent and Trademark Office.

We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us. Any such claims, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business and have a material adverse effect on our financial condition and results of operations. As a consequence of such claims, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

If we fail to retain our executive officers and attract and retain other skilled employees, we may not be able to timely develop, sell or support our products.

Our success depends in large part on the continued contribution of our research and development and sales and marketing teams, as well as our management. In particular, we depend on the continued service of Miron (Ronnie) Kenneth, our Chief Executive Officer and Chairman, for whom we carry key man life insurance in an amount in shekels that currently represents approximately $2.0 million. We have entered into employment agreements with all of our executive officers, including Mr. Kenneth. Our employment agreements do not specify a minimum employment term, nor do they guarantee the continued service of our executive officers with us. In addition, the enforceability of covenants not to compete in Israel and the United States is subject to limitations and may not be enforceable at all.

If our business continues to grow, we will need to add to our research and development and sales and marketing teams, as well as to members of management in order to manage our growth. The process of hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive one. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills, sales skills and understanding of our products and technology. This is particularly true in Israel where competition for qualified personnel is intense due to the density of technology companies. Our failure to hire and retain qualified personnel could cause our revenues to decline and impair our ability to meet our research and development and sales objectives.

Our business is subject to increasingly complex environmental legislation that may increase our costs and the risk of noncompliance.

We face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the material composition of many of our products. For instance, the European Union has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the European Union, including the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment that restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the European Union after July 1, 2006. The European Union has also approved a directive on Waste Electrical and Electronic Equipment, which requires that all electrical and electronic equipment placed for sale in the European Union be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. In connection with our compliance with these and other environmental laws and regulations, we could incur substantial costs, including research and development costs and costs associated with assuring the supply of compliant components from our suppliers. Similar laws and regulations have been proposed or may be enacted in other regions in which we do business. Other environmental regulation may require us to reengineer our solutions to utilize components that are compatible with these regulations. Such reengineering and component substitution may result in additional costs to us or disrupt our operations or logistics.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

In 2006, we derived the majority of our revenues in U.S. dollars. Although almost all of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in Israeli shekels and to a significantly lesser extent in euros. Our shekel-denominated expenses consist principally of salaries, building leases and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel, there will be a negative impact on our profit margins. We currently do not hedge our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

We may engage in future acquisitions that could disrupt our business, cause dilution to our shareholders, reduce our financial resources and result in increased expenditures.

In the future, we may acquire other businesses, products or technologies. We have not made any acquisitions to date and our ability to make acquisitions is therefore unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not strengthen our competitive position or achieve our goals, or these acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could pose challenges in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from such businesses. Acquisitions may also disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expense and adversely impact our business.

Under current U.S. and Israeli law, we may not be able to enforce employees’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

It is our practice to have our employees and subcontractors sign non-compete agreements. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a period, typically limited to twelve months following the end of employment. Under current U.S. and Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from acquiring the expertise our former employees acquired while working for us. If we cannot enforce our employees’ non-compete agreements, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act in our annual report on Form 20-F for the year ending December 31, 2008. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. In particular, we have experienced rapid growth during the last three years and may continue to do so in the future. As a result, certain elements of our internal controls have been strained and may need to be enhanced and additional controls and functions implemented. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to comply with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors.

Risks Related to this Offering

There has been no prior market for our ordinary shares and our share price may be volatile.

Prior to this offering there has been no public market for our ordinary shares. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our ordinary shares or whether such a market will be sustained. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including:

•	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our product;

•	our sale of ordinary shares or other securities in the future;

•	changes in the estimation of the future size and growth of our markets; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares may decline. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

A total of 14,571,167 or 71.1% of our outstanding ordinary shares following this offering are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is profitable.

After this offering, we will have 20,480,554 ordinary shares outstanding. This includes the 5,770,000 ordinary shares we are selling in this offering, which may be resold in the public market immediately after this offering. We expect that the remaining 14,710,554 ordinary shares, representing 71.8% of our total outstanding ordinary shares following this offering, will become available for resale in the public market as shown in the chart below. Our directors and officers, and substantially all of our shareholders, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and without notice, release all or any portion of the ordinary shares subject to lock-up agreements. As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

Number of Shares/
Percentage of Total
Outstanding		Date of Availability for Resale into the Public Market

139,387	/0.7%	Upon the closing of this offering.
12,768,513	/62.3%	Up to and including 180 days after the date of this prospectus of which 9,429,476, or 46.0%, are subject to volume limitations under Rule 144.
1,802,654	/8.8%	More than 180 days after the date of this prospectus.

After 180 days following this offering, subject to the lock-up agreements described above, holders of 9,220,729 of our ordinary shares will be entitled to request that we register their shares for resale and certain other shareholders have the right to include their shares in any such registration statement or in a registration statement for any public offering we undertake in the future. After this offering we also intend to register on Form S-8 all of the ordinary shares that we may issue under our stock option plans. Once the Form S-8 becomes effective, these may be freely sold in the public market, subject to the lock-up agreements described above. The registration or sale of any of these shares could cause the market price of our ordinary shares to drop significantly. See “Certain Relationships and Related Party Transactions—Registration Rights.”

The ownership of our ordinary shares will continue to be highly concentrated, and your interests may conflict with the interests of our existing shareholders.

Our executive officers and directors and their affiliates, together with our current significant shareholders, will beneficially own approximately 56.3% of our outstanding ordinary shares upon completion of this offering. Moreover, three of our shareholders, BCF II Belgium Holding SPRL, Pitango Venture Capital and Vertex Venture Capital will beneficially own approximately 47.3% of our outstanding ordinary shares upon completion of this offering. In addition, individual partners of these shareholders serve on our board of directors. Accordingly, these shareholders, acting as a group, could exercise a controlling influence on us and, even if they do not act as a group, will continue to have significant influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, amending our articles of association, raising future capital, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These shareholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other shareholders. The significant concentration of share ownership may adversely affect the trading price of our ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate after this offering, the market price of the shares of technology companies has been especially volatile, and the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having potentially punitive interest charges apply to the proceeds of share sales. See “Taxation and Government Programs—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per share of our ordinary shares immediately after this offering. Therefore, based on the initial public offering price of $9.00 per share, if you purchase our ordinary shares in this offering, you will suffer, as of March 31, 2007, immediate dilution of $6.02 per share or $5.80 if the underwriters exercise their option to purchase additional ordinary shares. As a result of this dilution, as of March 31, 2007, investors purchasing ordinary shares from us in this offering will have contributed 40.9% of the total amount of our total gross funding to date but will only own 28.3% of our equity. If outstanding options and warrants to purchase our ordinary shares are exercised in the future, you will experience additional dilution.

Our management will have broad discretion over the use of proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to spend the net proceeds from this offering and may spend the proceeds in a manner that our shareholders may not deem desirable. We currently intend to use the net proceeds from this offering to fund our research and development activities, expand our business development and marketing activities, repay existing debt, and other general corporate purposes and working capital. We may also use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results.

If you hold 10.0% or more of our shares, you may be subject to adverse United States federal income tax consequences if we are classified as a Controlled Foreign Corporation.

Each “Ten Percent Shareholder” in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for United States federal income tax purposes in any taxable year is required to include in income for U.S. federal tax purposes such “Ten Percent Shareholder’s” pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation will be classified as a CFC for United States federal income tax purposes in any taxable year in which “Ten Percent Shareholders” own, directly or indirectly, more than 50.0% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock entitled to vote of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own, on any day during such taxable year, 10.0% or more of the total combined voting power of all classes of stock entitled to vote of such corporation.

Although we may have been a CFC in the beginning of the 2007 tax year, we expect that, because of the anticipated dispersion of our share ownership as a result of this offering, we will not be classified as a CFC after the offering. It is possible, however, that a shareholder treated as a United States person for United States federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the Company, cause the Company to be treated as a CFC for United States federal income tax purposes. Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms.

We believe that the net proceeds from this offering, together with our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. We cannot be certain that we will be able to sell additional equity or arrange additional debt financing on commercially reasonable terms or at all, which could limit our ability to grow and carry out our business plan, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders.

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2007. In mid-2006, a war took place between Israel and Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon up to approximately 50 miles into Israel. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on our facilities or on the facilities of our local suppliers and manufacturers in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of March 31, 2007, we had 150 employees of whom 125 were based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 31 days (in some cases more) of annual military reserve duty until they reach age 49 and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our suppliers and contract manufacturers related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations in which event our ability to deliver products to customers may be materially adversely affected.

Our operations may be affected by negative economic conditions or labor unrest in Israel.

General strikes or work stoppages, occasionally carried out or threatened by Israeli trade unions due to labor disputes may have an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. These general strikes or work stoppages may prevent us from shipping our assembled products from Israel to our OEM customers, which could have a material adverse affect on our results of operations.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Herzeliya Pituach, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2006, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $43 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Israeli Law for the Encouragement of Capital Investments was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs.

See “Taxation and Government Programs—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 1959.”

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.5%, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999, bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues. We did not apply for or receive grants in 2006, although we did receive grants totaling $5.6 million through December 31, 2005. As of March 31, 2007, the royalty amount payable to the Office of the Chief Scientist was approximately $4.4 million, including accrued interest.

The terms of the grants prohibit us from manufacturing products outside of Israel or transferring intellectual property rights in technologies developed using these grants inside or outside of Israel without special approvals. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our executive officers and directors and the Israeli experts named in this prospectus are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See “Enforceability of Civil Liabilities.”

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from those under Delaware law.

Since we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include a classified board of directors and supermajority provisions to amend certain provisions of our articles of association. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Description of Share Capital—Anti-Takeover Measures” and “Acquisitions under Israeli Law.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	statements regarding the expected growth of the grid computing interconnect market;

•	statements regarding our new or enhanced products, including the DDR chipset;

•	statements regarding the amount and timing of the recognition of deferred revenues;

•	statements regarding our dependence on a few OEM customers and expectations as to any increase in the amount and proportion of our revenues derived from OEM customers;

•	expectation as to the market opportunities for our products, as well as our ability to take advantage of those opportunities;

•	statements as to our ability to protect our intellectual property and avoid infringing upon others’ intellectual property;

•	statements regarding our estimates of future performance, sales, gross margin, expenses (including stock-based compensation expenses) and cost of revenue;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations; and

•	our intended uses of the proceeds from this offering.

These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in this prospectus generally, including the section of this prospectus entitled “Business—Overview” and “Business—Industry Background,” which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

We estimate that we will receive total net proceeds from this offering of $46.0 million, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for research and development activities, expand our business development and marketing activities, and for general corporate purposes and working capital. We also intend to use a portion of the net proceeds to repay in full a loan with an outstanding principal amount of $5.0 million, which is required to be repaid in 24 equal monthly installments of principal and accrued interest commencing January 1, 2008. The loan bears interest at the Wall Street Journal prime-lending rate plus 4.00%, which totaled 12.25% as of March 31, 2007. We may also use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned.

We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenues.

Pending use of the net proceeds as described above, we intend to invest the net proceeds in interest-bearing, investment-grade instruments with maturities of less than one year or deposit the net proceeds in bank accounts in Israel or outside of Israel.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table presents our capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all of our issued and outstanding preferred shares into 13,946,624 ordinary shares on a one-for-one basis; and

•	on a pro forma as adjusted basis to give effect to the sale by us of 5,770,000 ordinary shares in this offering at the initial public offering price and the receipt by us of the estimated net proceeds of $41.0 million, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of a portion of such net proceeds to repay a loan with an outstanding principal amount of $5.0 million as described under “Use of Proceeds.”

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands)

Long-term loan	$5,000	$5,000	$—

Warrant on redeemable convertible preferred shares	921	—	—
Temporary equity:
Series C through E2 preferred shares; 14,183,326 shares authorized, actual and zero shares authorized, pro forma and pro forma as adjusted; 13,946,624 shares issued and outstanding, actual; zero issued and outstanding, pro forma and pro forma as adjusted	76,167	—	—
Shareholders’ equity (capital deficiency):
Ordinary shares: 18,297,721 shares authorized, actual, 32,481,047 authorized, pro forma, and 200,000,000 shares authorized, pro forma as adjusted; 677,465 shares issued and outstanding, actual; 14,624,089 shares issued and outstanding, pro forma; 20,394,089 shares issued and outstanding, pro forma as adjusted	2,413	53,160	53,174
Junior liquidation securities: 180,000 securities authorized, 179,998 actual, none authorized pro forma	1,800	—	—
Additional paid-in capital	—	28,141	74,162
Accumulated deficit	(66,285)	(66,285)	(66,285)

Total shareholders’ equity (capital deficiency)	(62,072)	15,016	61,051

Total capitalization	$20,016	$20,016	$61,051

The preceding table excludes as of March 31, 2007:

•	3,604,976 ordinary shares reserved for issuance under our share option plans, of which options to purchase 2,977,803 ordinary shares at a weighted average exercise price of $1.26 per share and options to purchase 6,127 ordinary shares at an exercise price of $320.00 per share have been granted; and

•	140,625 ordinary shares issuable upon the exercise of warrants to purchase Series E preferred shares granted to an entity that made a loan to us at an exercise price of $4.00 per share and 357 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares granted to an Israeli bank and to an Israeli non-profit organization at a weighted average exercise price of $1260.70 per share.

DILUTION

Our pro forma consolidated net tangible book value as of March 31, 2007 was $14.7 million, or $1.01 per ordinary share. Pro forma consolidated net tangible book value per share represents consolidated tangible assets less consolidated liabilities divided by the number of ordinary shares outstanding on a pro forma basis after giving effect to the conversion of all our issued and outstanding preferred shares into ordinary shares. Our pro forma as adjusted consolidated net tangible book value as of March 31, 2007 would have been $60.7 million or $2.98 per ordinary share after giving effect to:

•	the conversion of all of our issued and outstanding preferred shares into 13,946,624 ordinary shares on a one-for-one basis; and

•	the sale by us of 5,770,000 ordinary shares in this offering at the initial public offering price and the receipt by us of the estimated net proceeds of $46.0 million, after deducting the underwriting discount and estimated offering expenses payable by us.

This represents an immediate increase in pro forma consolidated net tangible book value of $1.97 per ordinary share to existing shareholders and an immediate dilution of $6.02 per ordinary share to new investors purchasing ordinary shares in this offering. Dilution per share represents the difference between the price per share to be paid by new investors for the ordinary shares sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$9.00
Pro forma consolidated net tangible book value per share as of March 31, 2007	$1.01
Increase in pro forma consolidated net tangible book value per share attributable to new investors in this offering	1.97

Pro forma consolidated net tangible book value per share after this offering		2.98

Dilution per share to new investors		$6.02

The following table presents the differences between the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing ordinary shares in this offering, before deducting the underwriting discount and estimated offering expenses payable by us:

					Average
	Ordinary Shares Purchased		Total Consideration		Price
	Number	Percent	Amount	Percent	per Share

Existing shareholders	14,624,089	71.7%	$75,061,379	59.1%	$5.13
New investors	5,770,000	28.3	51,930,000	40.9	9.00

Total	20,394,089	100.0%	$126,991,379	100.0%

The preceding table excludes as of March 31, 2007:

•	3,604,976 ordinary shares reserved for issuance under our share option plans, of which options to purchase 2,977,803 ordinary shares at a weighted average exercise price of $1.26 per share and options to purchase 6,127 ordinary shares at an exercise price of $320.00 per share have been granted; and

•	140,625 ordinary shares issuable upon the exercise of warrants to purchase Series E preferred shares granted to an entity that made a loan to us at an exercise price of $4.00 per share and 357 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares granted to an Israeli bank and to an Israeli non-profit organization at a weighted average exercise price of $1260.70 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

						Three Months Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except share and per share data)

Consolidated statements of operations data:
Revenues	$60	$1,179	$4,916	$15,366	$30,427	$4,389	$8,580
Cost of revenues	21	854	3,565	10,830	19,223	2,846	5,391

Gross profit	39	325	1,351	4,536	11,204	1,543	3,189
Operating expenses:
Research and development, gross(1)	3,763	4,612	6,658	6,538	7,694	2,003	2,714
Less royalty-bearing participation	819	1,325	700	621	—	—	—

Research and development, net	2,944	3,287	5,958	5,917	7,694	2,003	2,714

Sales and marketing(1)	1,413	1,703	4,327	6,045	8,281	1,604	2,106
General and administrative(1)	1,132	1,419	2,271	2,681	3,534	711	979

Total operating expenses	5,489	6,409	12,556	14,643	19,509	4,318	5,799

Loss from operations	(5,450)	(6,084)	(11,205)	(10,107)	(8,305)	(2,775)	(2,610)
Financial income (expenses), net	664	230	144	191	(460)	102	(355)

Loss before income tax expenses	(4,786)	(5,854)	(11,061)	(9,916)	(8,765)	(2,673)	(2,965)
Income tax expenses	—	—	—	(111)	(84)	—	(35)

Net loss	(4,786)	(5,854)	(11,061)	(10,027)	(8,849)	(2,673)	(3,000)

Accretion of redeemable convertible preferred shares(2)	(1,762)	(1,977)	(2,144)	(2,959)	(3,573)	(893)	(1,054)

Benefit to Series A, B and B1 shareholders(3)	—	—	(1,800)	—	—	—	—

Charge for beneficial conversion feature of Series D and D2 redeemable convertible preferred shares	—	—	(362)	(482)	(535)	(134)	(149)

Net loss attributable to ordinary shareholders	$(6,548)	$(7,831)	$(15,367)	$(13,468)	$(12,957)	$(3,700)	$(4,203)

						Three Months Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except share and per share data)

Net loss per share attributable to ordinary shareholders — basic and diluted	$(15,553)	$(18,600)	$(29.67)	$(21.16)	$(19.92)	$(5.73)	$(6.30)

Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders — basic and diluted	421	421	517,926	636,536	650,476	645,419	667,631

Pro forma net loss per share attributable to ordinary shareholders — basic and diluted (unaudited)(4)					$(0.69)		$(0.22)

Weighted average number of ordinary shares used in computing pro forma net loss per share attributable to ordinary shareholders — basic and (unaudited)(4)					12,794,446		13,776,282

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2007
						(unaudited)
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$3,554	$3,977	$5,582	$11,846	$10,237	$17,221
Restricted deposit	—	—	251	256	267	269
Working capital	9,230	2,517	6,437	13,642	11,328	19,733
Total assets	10,693	6,687	11,583	20,548	30,403	41,789
Long-term loan	—	—	—	—	5,000	5,000
Total liabilities	3,028	4,841	4,085	6,215	24,591	27,694
Redeemable convertible preferred shares	22,780	24,757	39,266	59,482	63,590	76,167
Accumulated deficit	(22,899)	(28,753)	(39,814)	(49,841)	(61,943)	(66,285)
Total shareholders’ equity (capital deficiency)	(15,115)	(22,911)	(31,768)	(45,149)	(57,778)	(62,072)

(1)	Includes share-based compensation expense related to options granted to employees and others as follows:

						Three Months Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands)

Research and development, net	$—	$—	$—	$9	$59	$14	$18
Sales and marketing	—	—	—	—	90	21	26
General and administrative	—	35	382	65	161	33	73

Total	$—	$35	$382	$74	$310	$68	$117

(2)	Accretion of redeemable convertible preferred shares represents the original purchase price plus accrued dividends calculated using the interest method. Certain holders of our preferred shares have the option, after March 7, 2009, to require us to redeem all of the preferred shares for an amount equal to the greater of (i) the original purchase price plus accrued dividends (and, with respect to the Series D preferred shares, plus certain interest payments) and (ii) the then current fair market value of such shares. The redemption option and the related accretion of the preferred shares will terminate upon conversion of the preferred shares into ordinary shares upon the closing of this offering.

(3)	In connection with the sale of our Series E preferred shares in 2004, our Series A, Series B and Series B1 preferred shares were converted into ordinary shares. At the time of this conversion, we issued junior liquidation securities to the holders of such shares, which entitle the holders to an aggregate payment of $1.8 million, following payment of certain required amounts to the holders of our Series C, D, E and E2 preferred shares, if we complete a merger transaction or are acquired or liquidated. The junior liquidation securities do not have voting rights and will be cancelled upon the closing of this offering for no consideration.

(4)	Pro forma basic and diluted loss per ordinary share give effect to the conversion upon the closing of this offering, assuming such closing occurred on December 31, 2006, of all of our issued and outstanding preferred shares into ordinary shares. See Note 2w to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We design and develop server and storage switching and software solutions that enable high-performance grid computing within the data center. Our solutions allow one or more discrete computing clusters to be linked together as a single unified computing resource, or fabric. We create this unified fabric by integrating high-performance switching with dynamic management and provisioning software. We refer to our server and storage switching and software solutions as the Voltaire Grid Backbonetm.

We were incorporated and commenced operations in 1997. Between 1997 and 2001, we developed, manufactured and sold data security products. In 2001, we shifted our business plan to focus on developing grid computing switches and software for the data center, primarily based on the InfiniBand grid computing interconnect architecture. Between 2001 and 2003, we continued to develop our technology and in 2003 we made our first commercial shipments of our Internet Protocol routers and first generation InfiniBand Switch Router, or ISR, 6000 and ISR 9600 switches, host channel adapters and GridStacktm software. In 2004, we introduced our Grid Directortm director-class switches, in 2005 we introduced our Grid Switchtm edge switches, and in 2006 we began developing solutions for 20 Gigabit server switching, 10 Gigabit Ethernet routing and enterprise software for grid infrastructure management. Throughout our history, we have been funded through a combination of issuances of preferred shares, redeemable preferred shares, venture loans and cash flow from operations.

Our solutions are based on the InfiniBand grid computing interconnect architecture, which competes with other grid computing architectures, such as Ethernet, Fibre Channel and other proprietary technologies. Historically, more than half of our end customers have been governmental, educational and research institutions. More recently, we have expanded into enterprise markets, including oil and gas, manufacturing, life sciences, entertainment and financial services. Enterprise customers have traditionally used products based on the Ethernet architecture and must therefore switch to an InfiniBand-based architecture to adopt our server and storage switching and software solutions. A key component of our growth strategy is to collaborate with independent software vendors, or ISVs, that have expertise in key vertical markets, such as financial services and manufacturing, and work together to design solutions that meet the needs of end customers in these vertical markets. We seek to leverage our relationships with our OEM customers and ISVs to achieve greater penetration across certain key vertical markets.

We sell our products primarily through server original equipment manufacturers, or OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. Sales to our OEM customers are made on the basis of purchase orders that are issued pursuant to product purchase agreements or statements of work. Due to the nature of our OEM strategy, we derive the majority of our revenues from sales to a limited number of large customers. Sales to three OEM customers accounted for 58% of our revenues in 2005, 63% of our revenues in 2006 and 67% of our revenues in the three months ended March 31, 2007. We believe that our revenues will continue to be highly concentrated among a relatively small number of OEM customers for the foreseeable future.

Our OEM customers generally do not carry any, or any significant, inventory of our products. We have experienced significant changes in the percentage of total annual sales represented by each of our OEM customers. These fluctuations were due to significant sales by one OEM customer to a particular end customer during a particular year. As a result, in addition to the impact on our results of operations of seasonal fluctuations in revenues, our quarterly results of operations also are impacted by the sales cycles of our OEM customers with respect to their end customers. In particular, large purchases by a small number of end customers are a significant contributor to our revenues from our OEM customers. For example, based on our internal tracking data we believe that approximately 35% of our revenues were derived from sales by our OEM customers to two end customers in 2006. If a significant order by an end customer of one of our OEM customers is deferred until a subsequent quarter, we may experience significant fluctuations in our quarterly results of operations. We expect this concentration of our sales among end customers to decrease in the future, although we expect to continue to have significant revenue concentration among our OEM customers.

Our current statement of work with IBM expires on November 19, 2007. The initial term of our agreement with Hewlett-Packard Company, or HP, expired on October 8, 2006 upon which it automatically renewed for successive one year periods. The agreement can be terminated at will by us upon 60 days’ notice and by HP upon 90 days’ notice. Additionally, in the event of a breach, the non-breaching party may terminate this agreement if the other party fails to cure such breach within 45 days after receiving notice of such breach by the non-breaching party. To date, we have made all of our sales to Sun Microsystems pursuant to purchase orders that are not governed by the terms of a master supply agreement. In November 2006, we signed a master supply agreement with Sun Microsystems which, at Sun Microsystems’ election, may govern any purchase orders issued by it. The initial term of the agreement expires in 2009 after which it will automatically renew for successive one-year terms unless terminated by either party upon 180 days notice. We cannot predict with certainty what impact, if any, an expiration or termination of any of these agreements would have on our results of operations since none of our OEM agreements contain minimum purchase requirements and because we cannot predict which OEM will receive a design win from an end-customer. Nevertheless, the termination or expiration of an agreement with a large OEM customer could have a material adverse impact on our revenues and operating results.

We currently rely on Mellanox Technologies Ltd. as our sole-source supplier for the InfiniBand switching application-specific integrated circuit, or ASIC, the main component used in our Grid Director director-class switches and Grid Switch edge switches. The ASICs constitute a significant portion of our cost of revenues. If Mellanox is unable to supply the switch chip on a timely basis or in the quantities that we require, we would likely be unable to manufacture our switching products without adopting a different industry standard solution in place of InfiniBand. This would require significant changes to our products that would take time to complete if we are able to do so successfully. In addition, our cost of revenues may be impacted negatively by any disruption in the supply of this component, including as a result of higher-priced alternative components we may be forced to purchase in connection with product reconfigurations.

We subcontract the manufacturing, assembly and testing for our products to two contract manufacturers, Sanmina-SCI Corporation and Zicon Ltd. As a result, our business has relatively low capital requirements. We currently have offices in North America, Europe, the Middle East and Asia-Pacific. We will seek to extend our geographic reach by adding to our sales and marketing and support and services teams in order to expand sales of our Grid Backbone.

Key Business Metrics

We consider the following metrics to be important in analyzing our results of operations:

Revenues.  We closely monitor our quarterly and annual revenues as a measure of our business performance. We derive our revenues from sales of, and to a lesser extent provisions of service for, our server and storage switching and software solutions. Our revenues are affected by seasonal fluctuations and by the sales cycles of our OEM customers with respect to their end customers. We expect that our quarterly results may fluctuate from period to period and may not always be fully reflective of our overall business and prospects. As a result, we believe that reviewing both quarterly and annual results together may provide a better overall measure of our business than reviewing any individual quarter or consecutive series of quarters in isolation.

Gross margins.  A key component of our growth objectives is to maintain and improve our gross margins. Our gross margins have increased from 27% in 2004 to 30% in 2005 and 37% in 2006 and in the three months ended March 31, 2007. We analyze the following two metrics which impact our gross margins:

•	Economies of scale. Our historical gross margins improved primarily due to reductions in costs of materials and manufacturing overhead due to higher production volumes. We expect to continue to reduce these costs as a percentage of revenues if we maintain similar sales growth. We plan to continue to seek opportunities to reduce our cost of revenues in the future by taking advantage of economies of scale arising from increased manufacturing volume, which will allow us to negotiate lower costs of materials and manufacturing uplifts.

•	Product mix. The mix of products that we sell directly impacts our gross margins. Our ability to increase sales of our higher margin products while reducing sales of lower-margin products as a percentage of revenue is an important element of implementing our growth strategy. We will seek to increase our gross margins in the future by increasing sales of our Grid Director ISR 9288 and ISR 9096 director-class switches and Grid Switch edge switches as a percentage of revenues, while reducing sales of lower-margin host adapter cards as a percentage of revenues. To implement this strategy, we have included gross margin targets as a component of our sales personnel’s sales plans and we will evaluate future sales of host adapter cards on a non-premium basis if we believe it will negatively impact our gross margins. We expect to continue selling host adapter cards in order to compete effectively where an end customer seeks a complete solution, notwithstanding the potential for it to reduce our blended gross margins.

Our cost of revenues includes an expense equal to 3.5% of revenues on account of royalty payments to the Government of Israel for repayment of grants received by the Office of the Chief Scientist.

Net income.  We monitor our operating expenses closely as we grow our business and are working towards generating positive net income. To date, we have incurred net losses in each fiscal year since we commenced operations in 1997. Upon generating positive net income, we believe that net income would become a more important metric for us to track as an indication of our performance.

Results of Operations

Revenues

Our revenues have grown rapidly since we began commercial shipment of our solutions in late 2003. We generate the majority of our revenues from sales of our Grid Director director-class and Grid Switch edge switches and sales of our host channel adapters and cables. We grant a one-year hardware warranty and a three-month software warranty on our products. Based on our historical experience, we record a reserve on account of possible warranty claims, which increases our cost of revenues. In addition, we provide a variety of fee-based support and extended warranty packages.

We recognize revenues from product sales in accordance with Statement of Position 97-2, “Software Revenue Recognition,” and EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More than Incidental Software.” We recognize revenues from the sale of our products when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable. We typically defer recognition of revenue until each of these standards has been satisfied. Delivery occurs when title is transferred under the applicable international commerce terms, or IncoTerms, to our customer, including an OEM customer, value added reseller or systems integrator. We do not provide rights of return and generally do not provide for acceptance tests by end-customers. In a limited number of circumstances, however, we have deviated from our standard policy by agreeing to arrangements with OEM, value added reseller or system integrator customers which provide for acceptance tests. These arrangements have clear milestones and acceptance tests before the purchase price is considered non-cancelable. In these instances, we do not recognize revenue until all obligations, milestones and acceptance tests have been satisfied. Until such time, we account for this as deferred revenue.

We recognize revenues from warranty and support services on a straight-line basis over the term of the warranty and support agreement. See “Critical Accounting Policies and Estimates — Revenue Recognition.”

Geographical breakdown

We classify our revenue geographically based on the location of our customer, regardless of the location of the end customer. The following table sets forth the geographic breakdown of our total revenues for the periods indicated:

	Year Ended December 31,			Three Months Ended
	2004	2005	2006	March 31, 2007

North America	81%	86%	63%	45%
EMEA	16	13	24	31
Asia-Pacific and Japan	3	1	13	24

Total	100%	100%	100%	100%

Cost of revenues

Our cost of revenues consists primarily of cost of product components and materials, fees paid to our contract manufacturers and personnel cost associated with production management. In addition, to a lesser extent our cost of revenues includes expenses for inventory obsolescence, costs for providing customer service and support, warranty obligations, general overhead and royalties paid to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist. Generally, our cost of revenues as a percentage of sales revenues has decreased over time, primarily due to unit manufacturing cost reductions given economies of scale from higher manufacturing volumes. In the future, we expect overall cost of revenues to increase in absolute terms as product sales increase, but to decrease as a percentage of revenues due to continued economies of scale, expected increased sales of higher-margin products and absorption of fixed operating costs as a gross percentage of sales.

Operating expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. We have invested significant resources to develop our OEM relationships. Operating costs associated with the development of our OEM relationships involve a significant initial investment by us in order to satisfy OEM performance requirements, develop professional relationships within the OEM organization, and provide education and training to each OEM customer. These initial costs typically decrease once our OEM customers have approved our solutions for inclusion in their products and begun generating sales. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries and benefits for our employees, including commissions for sales personnel and share-based compensation for all employees. We grew from 93 employees as of December 31, 2004 to 117 employees as of December 31, 2005 and to 141 employees as of December 31, 2006 and 150 employees as of March 31, 2007. We expect to continue to hire additional employees to support our growth. The timing of these additional hires could materially affect our operating expenses in any particular period, both in absolute terms and as a percentage of revenues.

Research and development.  Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as incurred. Through 2005, our research and development expenses were partially offset by financing through royalty-bearing grants from the Office of the Chief Scientist. We recognized such participation grants at the time at which we were entitled to such grants on the basis of the costs incurred and included these grants as a deduction from research and development expenses (see “—Government Grants”). We do not anticipate receiving additional grants in the future. We intend to continue to invest significantly in our research and development efforts and believe these areas are essential to maintaining our competitive position. We expect that in future periods our research and development expenses will increase in absolute terms and decrease as a percentage of revenues.

Sales and marketing.  Our sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, travel expenses, marketing programs and facilities costs. We intend to continue to invest heavily in sales and marketing, including further developing our relationships with our OEM customers, hiring additional sales and marketing personnel, extending brand awareness and sponsoring marketing events. We expect that our sales and marketing expenses will increase in absolute terms and decrease as a percentage of revenues.

General and administrative.  Our general and administrative expenses consist primarily of salaries and related personnel costs, travel, and facilities expenses related to our executive, finance, human resource and information technology teams and other fees for professional services provided by subcontractors. In addition, in accordance with EITF Issue No. 00-10 “Accounting for Shipping and Handling Fees and Costs,” we account for our product shipping costs as general and administrative expense. Professional services consist of outside legal, audit and tax services and information technology consulting costs. We expect these expenses to increase on an absolute basis following this offering as we incur additional costs related to the growth of our business, including accounting and legal expenses related to compliance with the Sarbanes-Oxley Act of 2002 and the rules and regulations implemented by the U.S. Securities and Exchange Commission, as well as additional insurance, investor relations and other costs associated with being a public company.

Amortization of deferred share-based compensation.  We have granted options to purchase our ordinary shares to our employees and consultants at prices below the fair market value of the underlying ordinary shares on the grant date. These options were considered compensatory because the deemed fair market value of the underlying ordinary shares was greater than the exercise prices determined by our board of directors on the option grant date. The determination of the fair market value of the underlying ordinary shares prior to this offering involved subjective judgment, third-party valuations and the consideration by our board of directors of various factors. Because there has been no public market for our ordinary shares prior to this offering, the amount of the compensation charge was not based on an objective measure, such as the trading price of our ordinary shares. We discuss in detail the factors affecting our determination of the deemed fair value of the underlying ordinary shares below in “Critical Accounting Policies and Estimates — Accounting for Share-Based Compensation.” As of January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) “Share Based Payment”, or SFAS No. 123(R), which requires us to expense the fair value of employee share options. We adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective method for grants that were measured using the fair value method for either recognition or pro forma disclosures and adopted SFAS No. 123(R) using the prospective-transition method. The fair value of share-based awards granted after January 1, 2006, was estimated using the Black-Scholes valuation model. As a result of adopting SFAS No. 123(R) on January 1, 2006, our net loss increased by $0.3 million in 2006 and $0.1 million in the three months ended March 31, 2007.

In connection with the grant of options, we recorded total share-based compensation expenses of $0.4 million in 2004, $74,000 in 2005, $0.3 million in 2006 and $0.1 million for the three months ended March 31, 2007. In the future, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. As of March 31, 2007, we had an aggregate of $1.5 million of deferred unrecognized share-based compensation remaining to be recognized. We estimate that this deferred unrecognized share-based compensation balance will be amortized as follows: approximately $0.5 million in 2007, approximately $0.5 million in 2008 and approximately $0.5 million in 2009 and thereafter.

Financial income (expenses), net

Financial income consists primarily of interest earned on our cash balances and other financial investments and foreign currency exchange gains. Financing expenses consist primarily of outstanding interest to be paid on a $5.0 million loan from Lighthouse Capital Partners V (Israel), LLC, bank fees, foreign currency exchange losses, as well as charges to record outstanding preferred share warrants at fair value.

Corporate tax

Israeli companies are generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The rate is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. Our investment programs in equipment at our facilities in Herzeliya, Israel have been granted “Approved Enterprise” status under the Investment Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2006, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $43.0 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “Taxation and Government Programs—Law for the Encouragement of Capital Investments, 1959.”

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law. Through December 31, 2005, we had applied and received approval for grants totaling $5.6 million from the Office of the Chief Scientist. We did not apply for or receive any grants in 2006 or in the three months ended March 31, 2007. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.5%, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999, bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues.

The government of Israel does not own proprietary rights in know-how developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the know-how to a third party, whether in or outside Israel. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants.

If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in our products that was funded by grants. The R&D Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing or manufacturing rights outside Israel in exchange for an import of certain manufacturing or manufacturing rights into Israel as a substitute, in lieu of the increased royalties.

The R&D Law provides that the consent of the Office of the Chief Scientist for the transfer outside of Israel of know-how derived out of an approved plan may only be granted under special circumstances and subject to fulfillment of certain conditions specified in the R&D Law as follows: (1) the grant recipient pays to the Office of the Chief Scientist a portion of the sale price paid in consideration for such Office of the Chief Scientist-funded know-how (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights; (2) the grant recipient receives know-how from a third party in exchange for its Office of the Chief Scientist-funded know-how; or (3) such transfer of Office of the Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

As of March 31, 2007, the royalty amount payable to the Office of the Chief Scientist was approximately $4.4 million, including accrued interest.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	72.5	70.5	63.2	64.8	62.8

Gross profit	27.5	29.5	36.8	35.2	37.2
Operating expenses:
Research and development, gross	135.4	42.5	25.3	45.6	31.6
Less royalty-bearing participation	14.2	4.0	—	—	—

Research and development, net	121.2	38.5	25.3	45.6	31.6

Sales and marketing	88.0	39.3	27.2	36.5	24.5
General and administrative	46.2	17.4	11.6	16.2	11.4

Total operating expenses	255.4	95.3	64.1	98.4	67.6

Loss from operations	(227.9)	(65.8)	(27.3)	(63.2)	(30.4)
Financial income (expenses), net	2.9	1.2	(1.5)	2.3	(4.1)

Net loss before income tax expense	(225.0)	(64.5)	(28.8)	(60.9)	(34.6)
Income tax expenses	—	(0.7)	(0.3)	—	(0.4)

Net loss	(225.0)	(65.3)	(29.1)	(60.9)	(35.0)

Three Months Ended March 31, 2007 to Three Months Ended March 31, 2006

Revenues

Revenues increased by $4.2 million, or 95.5%, to $8.6 million in the three months ended March 31, 2007 from $4.4 million in the three months ended March 31, 2006. The increase in revenues resulted primarily from increased sales to our three largest OEM customers from $3.2 million to $5.8 million, as well as an increase in sales from $1.2 million to $2.8 million to our other customers during the period. Sales to IBM in the three months ended March 31, 2007 totaled $3.0 million representing an increase of $2.9 million over sales in the three months ended March 31, 2006, and sales to HP totaled $1.9 million in the three months ended March 31, 2007, representing an increase of $1.1 million over sales in the three months ended March 31, 2006. The increased sales reflect the continued development of our relationships with IBM and HP. The increased sales were partially offset by a decrease in sales to Sun Microsystems, which totaled $0.9 million in the three months ended March 31, 2007. This represented a decrease of $1.4 million compared to sales in the three months ended March 31, 2006, which period had included a large sale to Sun Microsystems.

Our increased sales included sales to two first-time reseller customers comprising $1.1 million of our revenues during this period. In addition, sales of our Grid Director director-class switches and Grid Switch edge switches increased to $5.7 million in the three months ended March 31, 2007 from $2.0 million in the three months ended March 31, 2006, while sales of our HCAs increased to $2.8 million in the three months ended March 31, 2007 from $2.0 million in the three months ended March 31, 2006. We believe that the growth in our sales reflected the overall growth in market demand by end customers for grid computing products, greater acceptance of the InfiniBand-based architecture and the continued development of our relationships with existing and new customers.

As of March 31, 2007, our consolidated balance sheet reflects an aggregate amount of $7.3 million of deferred revenues and $3.2 million of deferred direct costs relating to sales of our initial DDR Grid Director director-class switches. The shipments of these DDR products occurred during the third quarter of 2006 through the first quarter of 2007. We sold the DDR products to our regular customers under the same standard terms and conditions as we sold the remainder of our products, with the exception of one reseller customer that requested and contracted for acceptance testing. In October 2006, after the DDR product had been installed in a number of large configurations, a design flaw was identified which limited the full capabilities of the DDR feature in certain customer environments. Upon analysis of the design flaw during the fourth quarter of 2006, we determined that the delivery criterion for revenue recognition purposes would not be met until the DDR product delivered met all of the product’s specifications and functionality. As a result, we determined that revenue from these sales should not be recognized until a redesigned DDR product was completed and delivered to customers. We anticipate completion of the redesigned DDR equipment, release for general availability and, accordingly, satisfaction of revenue recognition criteria, in the second and third quarters of 2007.

Cost of revenues and gross margin

Cost of revenues increased by $2.6 million, or 89.4%, to $5.4 million in the three months ended March 31, 2007 from $2.8 million in the three months ended March 31, 2006. This increase resulted primarily from increased products sold. Gross margin increased from 35.2% in the three months ended March 31, 2006 to 37.2% in the three months ended March 31, 2007. This increase resulted from reduced costs for the ASIC, the principal component used in our Grid Director director-class switches and Grid Switch edge switches, and for other secondary components, such as circuit boards and chassis, as well as improved mix of product sold. The increase in gross margin was partially offset by increases in fixed operating costs from salary-related expenses relative to sales as we prepared to support anticipated growth with additional headcount in our operations group. We expect that our variable costs will continue to decline as a percentage of revenues if we maintain similar sales growth. In addition, the increase in gross margins was partially offset in the three months ended March 31, 2007 by a $65,000 charge for inventory made obsolete to comply to regulatory changes. We seek to increase our gross margin by increasing sales of our Grid Director ISR 9288 and ISR 9096 director-class switches and Grid Switch edge switches as a percentage of revenues. We also plan to reduce sales of existing lower-margin host adapter cards as a percentage of revenues and introduce new higher-margin adapter cards.

Operating expenses

Research and development.  Gross research and development expenses increased by $0.7 million, or 35.5% to $2.7 million in the three months ended March 31, 2007 from $2.0 million in the three months ended March 31, 2006. This increase resulted primarily from an increase in salary-related expenses to $1.4 million in the three months ended March 31, 2007 from $1.1 million in the three months ended March 31, 2006 due to a slight increase in headcount and yearly salary increases effective January 1, 2007. In addition, we experienced an increase of $0.1 million in material and manufacturing expenditures related to the development of prototypes for our redesigned DDR product, an increase of $0.1 million related to the use of subcontractors rather than internal research and development personnel for certain new development products and an increase of $0.1 million in infrastructure expenses, in each case, compared to the comparable period in 2006. Gross research and development expenses as a percentage of revenues decreased to 31.6% in the three months ended March 31, 2007 from 45.6% in the three months ended March 31, 2006.

Research and development expenses, net of received and accrued royalty-bearing grants from the Office of the Chief Scientist increased by $0.7 million, or 35.5%, to $2.7 million in the three months ended March 31, 2007 from $2.0 million in the three months ended March 31, 2006. We did not apply for nor receive any grants from the Office of the Chief Scientist in 2006 or 2007. The last grants we applied for and received were in the amount of $0.6 million in 2005.

Sales and marketing.  Sales and marketing expenses increased by $0.5 million, or 31.3%, to $2.1 million in the three months ended March 31, 2007 from $1.6 million in the three months ended March 31, 2006. This increase resulted from an increase of $0.4 million in salary- and commission-related expenses to $1.5 million in the three months ended March 31, 2007 from $1.1 million in the three months ended March 31, 2006, primarily due to an increase in headcount and the payment of sales commissions.

General and administrative.  General and administrative expenses increased by $0.3 million, or 37.7%, to $1.0 million in the three months ended March 31, 2007 from $0.7 million in the three months ended March 31, 2006. This increase was due to a combination of increased shipping costs, salary-related expenses due to a slight increase in headcount and salary adjustments effective January 1, 2007, as well as increased expenses related to employee recruiting, training and development costs. General and administrative expenses as a percentage of revenues decreased to 11.4% in the three months ended March 31, 2007 from 16.2% in the three months ended March 31, 2006.

Financial and other income (expenses), net

Financial and other income (expenses) changed to a loss of $0.4 million in the three months ended March 31, 2007 from income of $0.1 million in the three months ended March 31, 2006. The decrease in financial income resulted from $0.2 million of interest expense paid on our outstanding $5.0 million loan with Lighthouse Capital Partners in the three months ended March 31, 2007 and a charge of $0.2 million for the associated warrants granted to Lighthouse Capital Partners as part of the underlying loan agreement, both of which were incurred after the three months ended March 31, 2006.

Income tax benefit (expense)

Income tax expense related to our wholly-owned U.S. subsidiary increased to $35,000 in the three months ended March 31, 2007 from no income tax expense in the three months ended March 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Revenues increased by $15.0 million, or 98.0%, to $30.4 million in 2006 from $15.4 million in 2005. Sales to IBM in 2006 totaled $11.6 million representing an increase of $10.3 million over sales in 2005, and sales to Sun Microsystems totaled $4.0 million in 2006, representing an increase of $3.6 million over sales in 2005. Sales to HP decreased by $3.7 million to $3.7 million in 2006 from $7.4 million in 2005. We believe that the decrease was due to increased sales to IBM during 2006 as a result of demand from end customers that may otherwise have purchased solutions from HP. We also experienced an increase of $1.4 million in sales to other OEMs, value added resellers and systems integrators from 2005.

The increase in sales resulted primarily from an increase of $8.0 million, or 180.5%, in sales of our HCAs from $4.5 million in 2005 to $12.5 million in 2006, including a single $2.0 million sale of our fiber adapters. The growth in HCAs is attributable to continued demand from customers for full grid computing solutions from a single supplier. In addition, sales of our Grid Director ISR 9288 and ISR 9096 director-class switches and Grid Switch ISR 9024 edge switches grew by $7.1 million, or 74.7%, from $9.5 million in 2005 to $16.6 million in 2006. This growth resulted from an increase in the number of HCAs, director class switches and edge switches sold to both new and existing end customers, and reflected increased penetration of new vertical markets, such as oil and gas, manufacturing and financial services. Our revenue growth in 2006 was impacted by the deferral of $5.3 million of revenues which we had expected to recognize in 2006 from sales of our DDR switches sold to HP and a second systems integrator for two large end customer installations as well as several smaller installations. We deferred recognition of revenue from these sales because these switches did not perform as expected in the field under certain high stress environments. We currently expect to recognize this revenue during the second and third quarters of 2007 when all of the revenue recognition criteria are met.

Cost of revenues and gross margin

Cost of revenues increased by $8.4 million, or 77.5%, to $19.2 million in 2006 from $10.8 million in 2005. This increase resulted primarily from increased products sold. Gross margin increased from 29.5% in 2005 to 36.8% in 2006. This increase resulted from reductions in costs of materials and manufacturing overhead due to higher production volumes in 2006, partially offset by increases in fixed costs relative to sales as we continued to build our operations group to manage the needs of our OEM customers. In addition, the increase in gross margins was partially offset by an increase as a percentage of revenues of lower margin host adapter cards compared to higher margin Grid Director ISR 9288 and ISR 9096 director-class switches and Grid Switch edge switches. We derived 61.7% of our revenues from sales of switches in 2005 compared to 54.4% in 2006, and we derived 29.0% of our revenues from sales of host adapter cards in 2005 compared to 41.0% in 2006.

Operating expenses

Research and development.  Gross research and development expenses increased by $1.2 million, or 17.7%, to $7.7 million in 2006 from $6.5 million in 2005. This increase resulted from the use of subcontractors rather than internal research and development personnel for certain new development projects resulting in subcontractor expenses of $1.1 million in 2006 compared to $0.6 million in 2005. In addition, there was a significant increase in material and manufacturing expenditures for our new Grid Director director-class switches to $0.9 million in 2006 from $0.3 million in 2005. Salary-related expenses increased slightly to $4.4 million in 2006 from $4.0 million in 2005 due to a slight increase in headcount. Gross research and development expenses as a percentage of revenues decreased to 25.3% in 2006 from 42.5% in 2005.

Research and development expenses, net of received and accrued royalty-bearing grants from the Office of the Chief Scientist increased by $1.8 million, or 30.0%, to $7.7 million in 2006 from $5.9 million in 2005. We did not apply for nor receive any grants from the Office of the Chief Scientist in 2006 or 2007.

Sales and marketing.  Sales and marketing expenses increased by $2.2 million, or 37.0%, to $8.3 million in 2006 from $6.0 million in 2005. This increase resulted from an increase of $1.3 million in salary- and commission-related expenses to $5.4 million in 2006 from $4.1 million in 2005, primarily due to an increase in headcount and the payment of sales commissions. We also increased our marketing expenses by $0.6 million primarily due to expenses related to OEM product trials, expansion of new vertical and geographical markets, and public relations. Sales and marketing expenses as a percentage of revenues decreased to 27.2% in 2006 from 39.3% in 2005.

General and administrative.  General and administrative expenses increased by $0.8 million, or 31.8%, to $3.5 million in 2006 from $2.7 million in 2005. This increase was primarily due to an increase in professional fees to $0.6 million in 2006 from $0.3 million in 2005. These fees included significant outside legal counsel fees for negotiating new OEM agreements, IT management expenses and fees related to tax and other financial management services. In addition, other general and administrative expenses from shipping costs and travel expenses grew to $0.9 million in 2006 from $0.5 million in 2005 as a result of increased import of raw materials and shipping volume to our customers, increased travel by management and personnel, as well as recruiting fees. General and administrative expenses as a percentage of revenues decreased to 11.6% in 2006 from 17.4% in 2005.

Financial and other income (expenses), net

Financial and other income (expenses) changed to a loss of $0.5 million in 2006 from income of $0.2 million in 2005. The decease in financial income resulted from $0.3 million of interest expense paid on our outstanding $5.0 million loan with Lighthouse Capital Partners, and a charge of $0.4 million for the associated warrants granted to Lighthouse Capital Partners as part of the underlying loan agreement.

Income tax benefit (expense)

Income tax expense related to our wholly-owned U.S. subsidiary decreased to $84,000 in 2006 from $0.1 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Revenues increased by $10.5 million, or 212.6%, to $15.4 million in 2005 from $4.9 million in 2004. This increase was due in part to sales of additional units of our HCAs, director class switches and edge switches during 2005, resulting from the first full-year of our OEM relationships with HP and IBM, which we had formalized in 2004. In addition, this growth was due to sales of our switch products including our newly-released director-class and edge switches which increased to $9.5 million in 2005 from $2.2 million in 2004. Sales of our HCAs also increased to $4.5 million in 2005 from $2.6 million in 2004. In 2005, we also began negotiations and initial sales with an additional OEM customer.

Cost of revenues and gross margin

Cost of revenues increased by $7.3 million, or 203.8%, to $10.8 million in 2005 from $3.6 million in 2004. This increase resulted primarily from increased products sold. Gross margins increased to 29.5% in 2005 from 27.5% in 2004. This increase in gross margin resulted primarily from lower costs of raw materials and contract manufacturing fees relative to sales, partially offset by an increase in fixed costs relative to sales as we began building our global operations infrastructure. In addition, gross margins increased due to an increase in sales of our higher margin Grid Director ISR 9288 and ISR 9096 director-class switches and Grid Switch edge switches compared to lower margin host adapter cards. We derived 44.8% of our revenues from sales of switches in 2004 compared to 61.7% in 2005, and we derived 52.2% of our revenues from sales of host adapter cards in 2004 compared to 29.0% in 2005.

Operating expenses

Research and development.  Gross research and development expenses decreased by $0.2 million, or 1.8%, to $6.5 million in 2005 from $6.7 million in 2004. This decrease resulted from significant subcontractor costs related to the release of new Grid Director director-class switches in 2004, which we did not incur in 2005. Subcontractor costs decreased to $0.6 million in 2005 from $0.9 million in 2004. Gross research and development expenses as a percentage of revenues decreased to 42.5% in 2005 from 135.4% in 2004.

Research and development expenses, net of received and accrued royalty-bearing grants from the Office of the Chief Scientist decreased by $0.1 million, or 0.7%, to $5.9 million in 2005 from $6.0 million in 2004. Grants totaled $0.6 million in 2005 compared to $0.7 million in 2004.

Sales and marketing.  Sales and marketing expenses increased by $1.7 million in 2005, or 39.7%, to $6.0 million in 2005 from $4.3 million in 2004. This increase resulted almost entirely from an increase in salary-related costs to $4.1 million in 2005 from $2.3 million in 2004, as a result of our headcount growth of 36% in 2005. Sales and marketing expenses as a percentage of revenues decreased to 39.3% in 2005 from 88.0% in 2004.

General and administrative.  General and administrative expenses increased by $0.4 million, or 18.1%, to $2.7 million in 2005 from $2.3 million in 2004. This increase resulted from a growth in salary-related expenses of $0.7 million in 2005 due to an increase in headcount, offset by a reduction in expenses to $0.1 million in 2005 from $0.4 million in 2004, related to expenses for option grants and warrants issued in 2004. General and administrative expenses as a percentage of revenues decreased to 17.4% in 2005 from 46.2% in 2004.

Financial and other income, net

Financial and other income, net increased to $0.2 million in 2005 compared to financial and other income, net of $0.1 million in 2004. The increase in financial and other income resulted from interest income of $0.3 million in 2005 compared to $0.1 million in 2004, offset by a foreign exchange loss of $0.1 million in 2005 from $40,000 in 2004.

Income tax expenses

Income tax expenses related to our wholly-owned U.S. subsidiary increased to $0.1 million in 2005 from no expense in 2004.

Quarterly Results of Operations

The table below sets forth unaudited consolidated statements of operations data in dollars for each of the nine consecutive quarters ended March 31, 2007. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Three Months Ended,
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007
	(unaudited)
	(in thousands)

Statements of operations data:
Revenues	$2,423	$3,625	$5,151	$4,167	$4,389	$3,963	$8,263	$13,812	$8,580
Cost of revenues	1,848	2,569	3,600	2,813	2,846	2,479	5,422	8,476	5,391

Gross profit	575	1,056	1,551	1,354	1,543	1,484	2,841	5,336	3,189

Operating expenses:
Research and development, net	1,632	1,295	1,305	1,685	2,003	2,065	1,697	1,929	2,714
Sales and marketing	1,130	1,409	1,596	1,910	1,604	1,841	2,359	2,477	2,106
General and administrative	534	659	708	780	711	824	918	1,081	979

Total operating expenses	3,296	3,363	3,609	4,375	4,318	4,730	4,974	5,487	5,799

Loss from operations	(2,721)	(2,307)	(2,058)	(3,021)	(2,775)	(3,246)	(2,133)	(151)	(2,610)
Financial income(expense) net	(24)	(255)	344	126	102	(23)	(120)	(419)	(355)
Income tax expense	—	—	—	(111)	—	—	—	(84)	(35)

Loss for the quarter	(2,745)	(2,562)	(1,714)	(3,006)	(2,673)	(3,269)	(2,253)	(654)	(3,000)
Select statements of operations data as a percentage of revenues:
Gross profit	23.7%	29.1%	30.1%	32.5%	35.2%	37.4%	34.4%	38.6%	37.2%
Operating expenses	136.0	92.8	70.1	105.0	98.4	119.3	60.2	39.7	67.6
Operating loss	(112.3)	(63.6)	(40.0)	(72.5)	(63.2)	(81.9)	(25.8)	(1.1)	(30.4)
Select statements of operations data as a percentage of full year results:
Revenues as a percentage of full year results	15.8%	23.6%	33.5%	27.1%	14.4%	13.0%	27.2%	45.4%	n/a
Gross profit as a percentage of full year results	12.7	23.3	34.2	29.8	13.8	13.2	25.4	47.6	n/a
Operating expenses as a percentage of full year results	22.5	23.0	24.6	29.9	22.2	24.2	25.5	28.1	n/a
Operating loss as a percentage of full year results	26.9	22.8	20.4	29.9	33.4	39.1	25.7	1.8	n/a

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our ordinary shares could decline if our revenue and results of operations are below the expectations of analysts or investors.

Generally, our revenues are lower in the first and second quarters while our third and fourth quarters tend to exhibit higher revenues. We believe these quarterly fluctuations are the result of the budgeting processes of many of our end customers who typically make expenditures at their fiscal year end. In particular, governmental, research and educational institutions typically place orders and expect delivery during their fiscal year end in the third quarter, while enterprise customers typically place orders and require delivery during their fiscal year end in the fourth quarter. Our revenues in the third and fourth quarter of 2006 were impacted positively by this seasonality effect. As of March 31, 2007, we had not yet completed the internal testing requirements of our redesigned DDR product and continued to defer recognition of $7.3 million of revenue related to the DDR products that we sold as of that date.

Gross margins have fluctuated from quarter to quarter primarily due to the mix of product sales during a particular quarter between switch products and HCAs, improved pricing for component costs and the relative rate of fixed operational costs to sales revenue. Our operating expenses have generally increased sequentially due to the growth of our business. Our operating loss in the fourth quarter of 2006 was significantly lower than in prior quarters due to the significant increase in sales generated, and increased gross margins while not resulting in increased operating expenses. However, due to the seasonality of our business as well as increased operating expenses relating to our continued business growth, we had an operating loss of $2.6 million in the first quarter of 2007 compared to an operating loss of $0.2 million in the fourth quarter of 2006.

Liquidity and Capital Resources

Since inception, we have been funded through a combination of issuances of preferred shares, redeemable preferred shares, venture loans and cash flow from operations. Through March 31, 2007, sales of our equity securities resulted in net proceeds to us of approximately $76.3 million. As of March 31, 2007, we had $17.2 million in cash and cash equivalents and a long-term loan of $5.0 million. As of March 31, 2007, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $19.7 million.

We minimize our working capital requirements by subcontracting our manufacturing and component supply chain activities to third-party subcontractors. Based on our current business plan, we believe that the net proceeds from this offering, together with our existing cash balances and any cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional shares or arrange additional debt financing. Further, we may seek to sell shares or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future, although we currently do not have any acquisitions or investments planned.

Operating activities.  Our business has grown significantly since 2004 when we first introduced our Grid Director director-class switches. During this period, our cash balances have been materially affected on both a quarterly and annual basis by changes in our working capital and losses from operations. In particular, our rapid sales growth has created negative cash flows due to increased non-cash working capital caused by the lead times needed to build inventory. Conversely, seasonal fluctuations in revenues have generated improved cash flows where outflows for manufacturing are reduced during slower periods and offset by higher collections from previous sales periods.

Net cash used by operating activities in the three months ended March 31, 2007 was $3.9 million, and was generated primarily by our net loss of $3.0 million, together with an increase in inventory of $2.1 million and an increase in accounts receivable of $2.0 million, which was offset by an increase in accounts payable of $2.5 million. The increase in accounts receivable was due to an increase in our non-trade account receivables during the three months ended March 31, 2007 of $1.2 million resulting from VAT receivables owed by the Israeli government and not paid until April 2007 coupled with an increase of $0.8 million in deferred revenues cost related mainly to deferred sales of our DDR product. Despite the decrease in sales from the fourth quarter of 2006 to the first quarter of 2007, trade receivables remain flat due to delayed trade collections of approximately $2.1 million related to deferred sales of our DDR product in addition to $1.1 million related to late customer payments settled during the second quarter of 2007. The increase in accounts payable was due to the increase of deferred revenues and the increase in inventory and operating expense during the period.

Net cash used by operating activities in 2006 was $5.3 million, and was generated primarily by our net loss of $8.8 million, together with an increase of accounts receivable of $9.9 million, which was offset by an increase of accounts payable of $12.3 million. The increase in accounts receivable was due to significant growth in revenues during the fourth quarter of 2006 to $13.8 million compared to $4.2 million during the fourth quarter of 2005 and from the increase in deferred cost of $2.5 million related mainly to deferred sales of our DDR product. Similarly, the significant increase in accounts payable resulted from increased manufacturing expenses during the fourth quarter of 2006 compared to manufacturing expenses during the fourth quarter of 2005 and from the increase in deferred revenues. Net cash used in operating activities in 2005 was $9.8 million, and was generated primarily from our operating loss of $10.0 million, together with increases of account receivables and inventories of $1.4 million and $1.1 million, respectively, which were partially offset by $1.7 million of increased account payables. Both the increased accounts receivable and accounts payable balances are directly related to the increased sales during the fourth quarter of 2005 compared with the fourth quarter of 2004. Net cash used in operating activities in 2004 was $11.1 million and resulted primarily from our loss of $11.1 million, a net increase in inventories of $1.9 million which was offset by an increase in account payables of $1.7 million. Inventory increased in 2004 compared to 2003 as a result of expected growth in our business in 2005.

Most of our sales contracts are denominated in United States dollars and as such, the increase in our revenues derived from customers located outside of the United States has not affected our cash flows from operations. As we fund our international operations, our cash and cash equivalents are affected by fluctuations in exchange rates.

Investing activities.  Net cash used in investing activities in the three months ended March 31, 2007 was $0.5 million, primarily due to the investment of fixed assets for networking and computer infrastructure equipment as well as research and development equipment. In addition, we invested approximately $0.1 million in leasehold improvements as a result of acquiring additional office space during the period.

Net cash used in investing activities in 2006 was $1.3 million, primarily due to the purchase of fixed assets for $1.0 million. Net cash used in investing activities in 2005 was $0.7 million and consisted primarily of the purchase of fixed assets for $0.6 million. Net cash used in investing activities in 2004 was $1.0 million and consisted primarily of the purchase of fixed assets for $0.6 million and increased long term deposits of $0.3 million.

We expect that our capital expenditures will total approximately $1.4 million in 2007. We anticipate that these capital expenditures will be primarily related to expenditures for computer, networking and test equipment, general infrastructure and investment in software and hardware for our research and development personnel.

Financing activities.  Net cash provided by financing activities in the three months ended March 31, 2007 was $11.4 million and was generated almost entirely from the sale of our Series E2 redeemable convertible preferred shares. All but $1.0 million of this financing was from our existing investors.

Net cash provided by financing activities in 2006 was $5.0 million and was generated by borrowing $5.0 million under a loan agreement with Lighthouse Capital Partners secured by a floating charge on our assets and a fixed charge on our intellectual property. We intend to repay this loan with proceeds from this offering. Net cash provided in financing activities in 2005 was $16.8 million and consisted primarily of the sale of $17.0 million of preferred shares. Net cash provided by financing activities in 2004 was $13.8 million generated by the sale of $15.0 million of preferred shares and partially offset by the repayment of a $1.0 million loan, which matured during 2004.

Off Balance Sheet Arrangement

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

Following this offering, we intend to repay our outstanding $5.0 million loan from Lighthouse Capital Partners and do not anticipate undertaking any significant long-term borrowings. Our investments consist primarily of cash and cash equivalents. Following this offering, our investments may also consist of marketable securities including money market funds, commercial paper, governmental and agency debt securities and corporate debt securities.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel and the euro. We are exposed to the risk of fluctuation in the U.S. dollar/shekel exchange rate. In 2006, we derived the majority of our revenues in U.S. dollars and to a significantly lesser extent in euros and shekels. Although a majority of our expenses were denominated in U.S. dollars, a portion of our expenses were denominated in shekels and to a significantly lesser extent in euros. Our shekel-denominated expenses consist principally of facilities-related and salaries and benefit-related expenses of our Israeli operations. We anticipate that a material portion of our expenses will continue to be denominated in shekels. Similarly, although the majority of our receivables are denominated in U.S. dollars, a portion are denominated in shekels to mitigate the affect of foreign currency fluctuations. During 2005, we carried shekel receivables from the Office of the Chief Scientist as well as value-added tax receivables. In 2006, we carried only value-added tax receivables in shekels. If the U.S. dollar weakens against the shekel, there will be a negative impact on our profit margins. To date, fluctuations in the exchange rates between either the U.S. dollar and the shekel or the U.S. dollar and any other currency have not materially affected our results of operations or financial condition for the periods under review. We currently do not hedge our currency exposure through financial instruments. In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that it is advisable to offset these risks.

Contractual and Other Commitments

The following table of our material contractual and other obligations known to us as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

						After
Contractual and Other Obligations	Total	2007	2008	2009	2010	2010
			(in thousands)

Operating leases(1)	$3,381	$965	$827	$672	$500	$417
Purchase Commitments(2)	12,658	12,658
Long-term loan(3)	6,274	624	2,981	2,669	—	—

Total	$22,313	$14,247	$3,808	$3,341	$500	$417

(1)	Consists primarily of an operating lease for our facilities in Herzeliya, Israel and our U.S. subsidiary’s facilities in Billerica, Massachusetts, as well as operating leases for vehicles.

(2)	Consists of commitments to purchase goods or services pursuant to agreements that are enforceable and legally binding and that specify all significant terms, including: (i) fixed or minimum quantities to be purchased, (ii) fixed, minimum or variable price provisions, and (iii) the approximate timing of the transaction. This relates primarily to our standard purchase orders with our vendors for the current manufacturing requirements which are filled by vendors in relatively short timeframes.

(3)	Consists of a loan in an outstanding principal amount of $5.0 million as of December 31, 2006 from Lighthouse Capital Partners and is required to be repaid in 24 equal monthly installments of principal and accrued interest commencing January 1, 2008. The loan bore interest at the Wall Street Journal prime-lending rate plus 4.00%, which totaled 12.25% as of December 31, 2006. Currently, we make monthly interest payments of approximately $52,000, which are reflected in the above table. The loan is anticipated to be repaid using proceeds from this offering.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 2003. Our estimates are guided by observing the following critical accounting policies:

Revenue recognition.  We derive revenue primarily from the sale of hardware and software products and the provision of warranty and support contracts. The software components of our products are more than incidental to our products as a whole. As a result, we recognize revenues from sales of our products in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP 97-2, “Software Revenue Recognition,” as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” or SOP 98-9.

In particular, we recognize revenues from sales of our products when the following four criteria are met:

•	Persuasive evidence of an arrangement exists. We generally require a purchase order with a customer specifying the terms and conditions of the products or services to be delivered. Such purchase orders are generally issued pursuant to a master agreement with the customer. In limited circumstances, we have entered into a specific agreement with respect to a particular sale and rely on that as evidence of an agreement.

•	Delivery has occurred. For our hardware appliances and software licenses, delivery occurs when title is transferred under the applicable IncoTerms to our customer. Our standard delivery terms are freight on board, or FOB, shipping point. We use this measure of delivery for all customers, including OEM customers, value-added resellers and systems integrators. For services, delivery takes place as the services are provided.

•	The price is fixed and determinable. Prices are fixed and determinable if they are not subject to a refund or cancellation. Our standard arrangement with our customers does not include any right of return or customer acceptance provisions. In a very limited number of arrangements we have deviated from our standard terms by accepting purchase order arrangements from customers that included certain acceptance tests with milestones after delivery. In such cases, we do not recognize revenue until all the achievement of all milestones has been certified by the customer.

•	Collection is probable. Probability of collection is assessed on a customer-by-customer basis based on a number of factors including credit-worthiness and our past transaction history with the customer. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. In the limited circumstances where we may have a customer not deemed creditworthy, we defer net revenues from the arrangement until payment is received and all other revenue recognition criteria have been met. The instances in which we have had to defer revenue due to concern about a customer’s creditworthiness have to date been immaterial to our business.

A significant portion of our product sales include multiple elements. Such elements typically include several or all of the following: hardware, software, extended hardware warranties and support services. Through March 31, 2007, in virtually all of our contracts, the only elements that remained undelivered at the time of delivery of a product were extended hardware warranties and support services. When the undelivered element is the extended hardware warranties or support services, that portion of the revenue is recognized ratably over the term of the extended warranty or support arrangements. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative specific objective fair value of the elements. Support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the applicable support agreement.

In accordance with SFAS No. 5, “Accounting for Contingencies” we provide for potential warranty liability costs in the same period as the related revenues are recorded. This estimate is based on past experience of historical warranty claims and other known factors. We grant a one-year hardware warranty and a three-month software warranty on all of our products. In cases where the customer wishes to extend the warranty for more than one year, we charge an additional fee. This amount is recorded as deferred revenue and recognized over the period that the extended warranty is provided and the related performance obligation is satisfied. We have established VSOE of the fair value for our extended warranties and support services based upon our normal renewal rates charged for such services.

Accounting for share-based compensation.  We maintain performance incentive plans under which incentive and non-qualified share options are granted to employees and non-employee consultants. Prior to January 1, 2006, we accounted for employee share options using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and Financial Accounting Standards Board Interpretation, or FASB, No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25., or FASB No. 44. We had also adopted the disclosure only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, or SFAS No. 148.

In accordance with APB No. 25, share-based compensation expense, which is a non-cash charge, resulted from option grants at exercise prices that, for financial reporting purposes, were deemed to be less than the estimated fair market value of the underlying ordinary share on the date of grant. In 2005, we granted options to employees to purchase a total of 574,648 ordinary shares at an exercise price of $1.00 per share.

During this period, we did not obtain contemporaneous valuations from an independent valuation expert. We only sought valuations after adopting on January 1, 2006 the provisions of the FASB SFAS No. 123(R), Share-Based Payments, or SFAS No. 123(R). Prior to that time, with approval from our board of directors, we relied on the determinations of our management, the members of which have extensive experience in the grid computing market, to determine a reasonable estimate of the then current value of our ordinary shares. Given the absence of an active market for our ordinary shares, our management determined and our board of directors approved the estimated fair value of our ordinary shares on the date of grant based on a number of factors, including:

•	the grants involved private company securities that were illiquid;

•	the liquidation preference and other rights of our preferred shares;

•	the price paid in recent transactions for our preferred shares; and

•	our stage of development and commercial business strategy.

In connection with the preparation of our financial statements for the year ended December 31, 2005, we assessed the estimated fair value of our ordinary shares and engaged BDO Ziv Haft Consulting & Management Ltd., or BDO, an independent valuation firm. We engaged BDO to perform an independent valuation of our ordinary shares to determine their fair value on various dates during the year ended December 31, 2005. BDO provided us with a valuation report in May 2006. In making its assessment of the fair value of our ordinary shares, BDO reviewed recent purchases of our shares by third parties. Between April and August 2005, we issued 4,249,997 Series E preferred shares in consideration for an aggregate investment of $17.0 million, representing a price per preferred share of $4.00. BDO concluded that this transaction served as a basis for estimating the value of our ordinary shares for purposes of the option grants made during 2005. In accordance with the AICPA’s Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, BDO used the option-pricing method to allocate our total company value of $46.0 million between our preferred and common shares. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our stock based on available information on volatility of stocks of publicly traded companies in our industry. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different. Based on the option pricing method, BDO determined that the fair value of our ordinary shares was in the range of $1.00 to $1.28 per share. In its report, BDO noted that there had been no material changes in our revenues or net loss during 2005 and they accordingly determined that our valuation did not change during this period. We used $1.14, the midpoint of the range determined by BDO, as the fair value of our ordinary shares for options granted in 2005.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), which supersedes APB No. 25. Under SFAS No. 123(R), share-based compensation expense is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service period, which is generally over the vesting period, on a straight-line basis. We adopted SFAS No. 123(R) using the prospective transition method, which requires us to apply the provisions of SFAS No. 123(R) only to new awards granted, and to awards modified, repurchased or cancelled, after the effective date. Under the transition method, non-vested option awards outstanding at January 1, 2006 continue to be accounted for under the intrinsic value method under APB No. 25.

During the year ended December 31, 2006, we granted options to employees to purchase a total of 383,172 ordinary shares at exercise prices ranging from $1.00 to $1.20 per share. The fair market value of our ordinary shares on the dates these options were granted ranged from $1.14 to $3.60 per share. Accordingly, we recorded a compensation expense of approximately $0.3 million for the year ended December 31, 2006. During the first quarter of 2007, we granted options to employees to purchase a total of 223,232 ordinary shares at an exercise price of $4.40 per share. The fair market value of our ordinary shares on the dates these options were granted was $4.40 per share. Accordingly, we recorded a compensation expense of approximately $0.1 million for the three month period ended March 31, 2007. During the second quarter of 2007, we granted options to employees to purchase a total of 589,024 ordinary shares at an exercise price of $8.00 per share. The fair market value of our ordinary shares on the dates these options were granted was $7.96 per share.

Information on employee stock options granted since January 1, 2006 is set forth in the following table:

			Fair
	Options	Exercise	Market
Grant Date	Granted	Price/Share	Value

January 31, 2006	184,172	$1.00	$1.14
February 28, 2006	15,000	1.00	1.14
April 6, 2006	86,250	1.00	1.14
October 19, 2006	76,250	1.20	1.20
December 14, 2006	21,500	1.20	3.60
February 22, 2007	27,101	4.40	4.40
March 6, 2007	18,875	4.40	4.40
March 23, 2007	88,628	4.40	4.40
March 26, 2007	88,628	4.40	4.40
April 25, 2007	33,725	8.00	7.96
May 21, 2007	555,299	8.00	7.96

Based on the initial public offering price of $9.00 the fair value of the options outstanding at March 31, 2007, was $25.2 million, of which $17.0 million related to vested options and $8.2 million related to unvested options.

Significant factors, assumptions and methodologies used in determining fair value

During the first and second quarters of 2006, our management determined that our overall value had not changed since the previous valuation of our ordinary shares as of the year ended December 31, 2005, and accordingly there was no need to obtain an updated independent valuation for our ordinary shares. It was management’s belief that the estimated fair value of our ordinary shares during the period remained constant based on our projected results of operations compared to actual results. In particular, we had not experienced a significant change in our research and development, sales and marketing or overall financial performance during this period. Our revenues increased by only $0.2 million, or 5.3%, from the fourth quarter of 2005 to the first quarter of 2006 and decreased by $0.4 million, or 9.7%, from the first to the second quarter of 2006. This contrasts with an increase in revenues of $1.2 million, or 49.6% from the first quarter to the second quarter of 2005. Additionally, our net loss increased by $0.6 million, of 22.3%, from the first to the second quarter of 2006, which contrasts with a decrease in net loss of $183,000, or 6.7%, from the first to the second quarter of 2005. Management had concerns at this time about our ability to meet our business plan for 2006 and our board of directors lowered our revenue goals for 2006 and reduced our budget for 2006 due to these concerns. As a result, based on the determination of management, our board of directors continued to use $1.14 as the fair value of our ordinary shares for the option grants made on January 31, 2006, February 28, 2006 and April 6, 2006.

In October 2006, we obtained from BDO a valuation report regarding the fair value of our ordinary shares as of September 30, 2006. We consider this valuation report to have been contemporaneous with our October 19, 2006 option grants. In estimating the fair value of our ordinary shares, BDO considered that we were in the fourth stage of development as set forth in the Practice Aid, characterized by key product development milestones and revenue generation. We had also completed several rounds of financing. Given this stage of development, BDO used the income approach to determine that our total company value was $52.5 million as of September 30, 2006. The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Our revenue forecasts assumed an annual growth rate that was initially consistent with the increase in revenues experienced between the third quarter of 2005 and the third quarter of 2006, and assumed that such growth rate would decline over time. Our forecasts also assumed that we would continue to make improvements to our gross margins. These forecasts were not prepared with a view to public disclosure and are inherently uncertain. The assumptions underlying the forecasts were consistent with our business plan. The risks associated with achieving our forecasts were assessed in selecting the discount rate of 25.2%. If a different discount rate had been used, the valuation would have been different. Based on our total company value, BDO used the option-pricing method to estimate that the fair value of our ordinary shares was $1.20 per share. Based on the opinion provided in BDO’s valuation report, we used $1.20 as the fair value of our ordinary shares for the option grants made on October 19, 2006.

In March 2007, we obtained from BDO an updated valuation report regarding the fair value of our ordinary shares as of December 31, 2006. We did not obtain a contemporaneous valuation report for December 31, 2006 because we did not consider that there had been any material change in our business. We started contemplating the possibility of an initial public offering in December 2006 and, following commencement of the initial public offering process in February 2007, we determined that the increased possibility of such an offering or other liquidity event meant that our business had advanced and that it was appropriate to reassess our valuation as of December 31, 2006. In estimating the fair value of our ordinary shares as of that date, BDO considered that we had been progressing from the fourth to the fifth stage of development as set forth in the Practice Aid, typically characterized by revenue generation and measures of financial success such as operating profitability. Given this stage of development and because the range of our future outcomes could be reasonably estimated, BDO used the probability weighted expected return approach based on four possible future scenarios: initial public offering, merger or sale, dissolution or remaining a private company. Based on our assessment of our business and prospects, BDO assigned a probability of 20% to an initial public offering, 40% to a merger or sale, 15% to a dissolution and 25% to remaining a private company. The probability of an IPO at this time remained relatively low since we had not commenced substantive discussions with underwriters and had received only one indicative valuation, which was provided by an investment bank on December 14, 2006 in connection with a proposal to act as underwriter for an initial public offering. Following this analysis, BDO discounted to present value the weighted company values of each scenario to determine our total value using a discount rate of 25.0%. BDO then determined the value of our ordinary shares, based on the economic impact of the conversion rights and liquidation preferences of our preferred shares. Based on the weighted values of these scenarios, BDO estimated that our present value as of December 31, 2006 was $89.9 million. BDO therefore determined that the fair value of our ordinary shares was $3.60 per share as of December 31, 2006. We used this as the fair value of our ordinary shares for the option grants made on December 14, 2006. We believe that this increased valuation was supported by the strong revenue growth that we experienced in the third quarter of 2006, which was reinforced by continued strong revenue growth in the fourth quarter of 2006. In addition, we achieved a number of business milestones during the later part of the fourth quarter of 2006. These milestones included success in our efforts to penetrate the financial service industry and the signing of an agreement formalizing our OEM relationship with Sun. The two quarters of strong revenue growth and the milestones achieved in the fourth quarter were not known to us when the September 30, 2006 valuation was prepared.

In March 2007, we also obtained from BDO an updated valuation report regarding the fair value of our ordinary shares as of February 1, 2007. Based on the development of our business, BDO again used the probability weighted expected return approach. Based on our assessment of our business and prospects as of February 1, 2007, and prospective valuations provided by investment banks in connection with our proposed initial public offering, BDO assigned an increased probability of 30% to the initial public offering scenario and probabilities of 30% to a merger or sale, 10% to a dissolution and 30% to remaining a private company. Following this analysis, BDO discounted to present value the weighted company values of each scenario to determine our total value using a discount rate of 25.2%. BDO then determined the weighted values of our ordinary shares, based on the economic impact of the conversion rights and liquidation preferences of our preferred shares. Based on the weighted values of these scenarios, BDO estimated that our present value as of February 1, 2007 was $113.4 million. The increase in present value compared to December 31, 2006 resulted primarily from the increase in the probability of an IPO and was also impacted to a lesser extent by an increase in our projected company value in the IPO scenario. BDO determined that the fair value of our ordinary shares was $4.40 per share as of February 1, 2007. We used this as the fair value of our ordinary shares for the option grants made on February 22, 2007, March 6, 2007, March 23, 2007 and March 26, 2007.

On April 25, 2007, we received an updated valuation report from BDO regarding the fair value of our ordinary shares as of that date. Given the stage of our development and because the range of our future outcomes could be reasonably estimated, BDO continued to use the probability weighted expected return approach. Based on a presentation by the underwriters and the increased likelihood of an initial public offering occurring in the United States, BDO assigned an increased probability of 50% to the initial public offering scenario and probabilities of 30% to a merger or sale, 5% to a dissolution and 15% to remaining a private company. Following this analysis, BDO discounted to present value the weighted company values of each scenario to determine our total value using a discount rate of 25.0%. Based on the weighted values of these scenarios, BDO estimated that our value as of April 25, 2007 was $166 million. The increase in present value compared to February 1, 2007 resulted primarily from the increase in the probability of an IPO and was also impacted to a lesser extent by an increase in our projected company value in the IPO scenario. BDO opined that the fair value of our ordinary shares was $7.96 per share by dividing our weighted value by the number of shares outstanding after subtracting the estimated value of the employee stock options. We used this fair value as the exercise price for the option grants made on April 25, 2007 and May 21, 2007.

On May 2, 2007, our compensation committee approved the grant of options to purchase 555,299 shares to our employees as part of an employee retention and incentivization measure with respect to the IPO. The approval of our board of directors was required under Israeli law to formalize this grant and this was received by written consent on May 21, 2007. Due to the close proximity of the May 2, 2007 meeting of the compensation committee to the April 25, 2007 valuation report from BDO, the compensation committee, and subsequently the board, use the $7.96 share price contained in the April 25, 2007 BDO valuation report.

On May 22, 2007, we, in consultation with the managing underwriters, determined our estimated offering price range to be between $9.56 and $12.00 per share. The estimated offering price range was based on current market conditions and updated comparable company market data and was contingent on our continuing to execute our business. It also assumed that the earliest date of the offering would be in July 2007. The midpoint of the price range reflected a company value of $188 million representing a small increase over our valuation as of April 25, 2007. The bottom of the range corresponded with a company value approximately equal to the value determined by our board of directors on April 25, 2007. We believe that the most significant factors contributing to the increase in the fair value of our ordinary shares as determined by our board of directors and the midpoint of currently estimated initial public offering price were:

•	the fact that the offering was assumed by the underwriters to take place in June or July 2007, resulting in a company value that was approximately $8 to 10 million less than $188 million when discounted to April 2007;

•	a discount for lack of a public market for our common stock was not included in determining the estimated initial public offering price, whereas such a discount was included in the merger and sale and the private company scenarios considered by BDO;

•	the valuation firm utilized market and income approaches in their valuations while only a market comparable approach was applied by the managing underwriters in determining the estimated initial public offering price; and

•	under the probability weighted expected return approach, the valuation firm considered the possibility that a merger or sale event may occur, which resulted in a higher proportion of our value being allocated to preferred shareholders than in the scenario of an initial public offering.

On June 25, 2007, the managing underwriters provided an updated estimate of our estimated offering price range to be between $12.00 and $14.00 per share. The estimated offering price range was based on current market conditions and updated comparable company market data and was contingent on our continuing to execute our business. It also assumed that the earliest date of the offering would be in June or July 2007. The midpoint of the price range reflected a firm value of $222 million. The most significant factor contributing to the increase in the fair value of our ordinary shares from the prior estimated offering price range as of May 22, 2007, was the application of higher trading multiples due to improved performance of our comparable companies.

We believe that BDO used reasonable methodologies, approaches and assumptions consistent with the Practice Guide to determine the fair value of our ordinary shares. Nevertheless, determining the fair value of our ordinary shares requires making complex and subjective judgments. The approach to valuation based on a discounted future cash flow approach uses estimates of revenue, earnings, assumed market growth rates, estimated costs and net income. These estimates are consistent with the plans and estimates that we use to manage our business. There is inherent uncertainty in making these estimates. Although it is reasonable to expect that the completion of our initial public offering will add value to our ordinary shares because they will have increased liquidity and marketability, the amount of additional value cannot be measured with absolute precision or certainty.

Inventories.  Inventories consist of finished goods and raw materials. We value our inventories at the lower of cost or market value, cost being determined on a “first-in, first-out” basis. Inventory valuation reserves for potentially excess and obsolete inventory are established and inventory that is obsolete or in excess of our forecasted consumption is written down to estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of product revenue in the period in which the reserves are taken. Inventory write-offs are reflected as a cost of revenues and were zero in 2004, $26,000 in 2005, $0.1 million in 2006 and $0.1 million in the three months ended March 31, 2007.

Redeemable convertible preferred shares.  We have issued various classes of preferred shares, consisting of our Series C, D, D2, E and E2 preferred shares. Certain holders of our preferred shares have the option after March 7, 2009, to require us to redeem all of the preferred shares for an amount equal to the greater of (1) the original purchase price plus accrued dividends (and, with respect to Series D preferred shares, plus certain interest payments), and (2) the then current fair market value of such shares as determined by an independent investment bank to be selected by the board of directors. As a result, the carrying value of the preferred shares has been increased by an accretion each period so that the carrying amounts equal the defined redemption value for the Series C, D, D2, E and E2 preferred shares. The accreted amounts are recorded to accumulated deficit. The preferred shares will be converted into ordinary shares upon the closing of this offering. Accordingly, the put option and the related accretion of the preferred shares will terminate.

Estimation of fair value of warrants to purchase redeemable convertible preferred shares.  Our outstanding warrants to purchase shares of our Series E redeemable convertible preferred shares are subject to the requirements of FSP 150-5, which requires us to classify these warrants as long-term liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option-pricing model, based on the estimated market value of the underlying redeemable convertible preferred shares at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates and expected dividends on and expected volatility of the price of the underlying redeemable convertible preferred stock. These estimates, especially the market value of the underlying redeemable convertible preferred stock and the expected volatility, are highly judgmental and could differ materially in the future. In particular, to estimate the fair value of the underlying redeemable convertible preferred shares as of December 31, 2006, we looked to the price paid as part of the sale of preferred shares during February and March 2007. This share price reflected an increase of 58% over the previous sale of preferred shares completed in August 2005. The fair value of the warrants amounted to approximately $0.4 million on the date of grant, approximately $0.7 million as of December 31, 2006 and $0.9 million as of March 31, 2007, in each case using the Black-Scholes option-pricing model based on the above assumptions.

Upon the closing of this offering, all outstanding warrants to purchase Series E redeemable convertible preferred shares will become warrants to purchase our ordinary shares and, as a result, will no longer be subject to FSP 150-5. The then-current aggregate fair value of these warrants will be reclassified from liabilities to additional paid-in capital, a component of stockholder’s equity, and we will cease to record any related periodic fair value adjustments.

Accounting for income taxes.  As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

Management’s judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of March 31, 2007, we recorded a full valuation allowance against our net deferred tax assets, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future. We intend to maintain the full valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted. If we determine in the future that these deferred tax assets are more-likely-than-not to be realized, a release of all or a portion of the related valuation allowance would increase income in the period in which that determination is made.

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” or SFAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 effective January 1, 2007. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the company.

We have decided to classify any interest and penalties as a component of tax expenses. Our policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. We had no unrecognized tax benefits as of January 1, 2007. As a result of the implementation of FIN 48, we recognized a $0.2 million increase in liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. As of January 1, 2007, we are subject to Israeli income tax examinations and to U.S. Federal income tax examinations for the tax years of 2003 through 2006. During the three months ended March 31, 2007, we recorded an increase of unrecognized tax benefits of approximately $35,000.

Recent Accounting Pronouncements

In June 2006, the FASB ratified Emerging Issues Task Force, or EITF, Issue 06-3, “How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.” EITF 06-3 requires a company to disclose its accounting policy regarding the presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. We are currently evaluating the effect that the adoption of EITF 06-3 will have on our financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”, or SAB No. 108. SAB No. 108 requires analysis of misstatements using both an income statement, or ’rollover,’ approach and a balance sheet, or ’iron curtain,’ approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB No. 108 and accordingly, follow SAB No. 108 requirements when quantifying financial statement misstatements. The adoption of SAB No. 108 did not result in corrections of our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for us as of January 1, 2008. We are currently evaluating the potential impact of adopting SFAS No. 157 and have not yet determined the impact on our consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us on January 1, 2008. We are currently evaluating the potential impact of adopting SFAS 159 and have not yet determined the impact on our consolidated results of operations or financial condition.

BUSINESS

Overview

We design and develop server and storage switching and software solutions that enable high-performance grid computing within the data center. As the computing requirements of enterprises and institutions continue to expand, the demand for data center solutions that can efficiently and cost-effectively scale and manage computing resources is dramatically increasing. Our solutions allow one or more discrete computing clusters to be linked together as a single unified computing resource, or fabric. We create this unified fabric by integrating high-performance switching with dynamic management and provisioning software. We refer to our server and storage switching and software solutions as the Voltaire Grid Backbonetm. Our Grid Backbone provides a scalable and cost-effective way for customers to manage the growth of their data center computing requirements.

We have significant expertise in developing switching and routing platforms based on the InfiniBand architecture as well as grid management software. InfiniBand is an industry-standard architecture that provides specifications for high-performance interconnects. We offer 24 to 288 port server and storage switches that benefit from the high performance and low latency characteristics of the InfiniBand architecture, and also integrate with Ethernet and Fibre Channel architectures. Our management software solutions provide fabric management, performance monitoring, application acceleration and grid provisioning functionality.

We sell our products primarily through server original equipment manufacturers, or OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. We currently have OEM relationships with International Business Machines Corporation, or IBM, Hewlett-Packard Company, or HP, Silicon Graphics, Inc., Sun Microsystems, Inc. and NEC Corporation, five of the top ten global server vendors. To date, our solutions have been implemented in the data centers of over 250 end customers across a wide range of vertical markets and geographies.

Our principal executive offices are located in Herzeliya, Israel. We also have offices in North America, Europe and Asia-Pacific. We outsource the manufacture of our products to two contract manufacturers. We had revenues of $4.9 million in 2004, $15.4 million in 2005, $30.4 million in 2006 and $8.6 million in the three months ended March 31, 2007.

Industry Background

Shift from mainframe computers to clusters

The performance requirements for critical computing applications are dramatically increasing as enterprises and institutions use the information that is created, stored and accessed by these applications to enhance their competitiveness. This dependence on information for fundamental business processes is causing enterprises and institutions to seek higher-performance data center information technology, or IT, resources. IT personnel must balance the increasing demand for high-performance computing, while at the same time managing the cost and complexity of these environments. Traditionally, enterprises and institutions have met their high-performance computing and capacity requirements by adding monolithic systems, such as mainframe computers and high-end servers. These systems require large up-front investments, have long order lead times, are challenging to integrate into broader data center architectures and are typically built around proprietary architectures. These factors result in low initial levels of efficiency, an inability to scale-out quickly in response to expanding computing needs and reduced data center management flexibility.

As a result of these limitations, enterprises and institutions are increasingly seeking computing solutions that provide improved performance in a cost-effective manner by adopting more modular and open computing solutions commonly referred to as server and storage clusters. These clusters consist of off-the-shelf industry-standard server and storage systems organized in racks and connected through specialized switches. Through the use of cluster configurations, enterprises and institutions seek to achieve computing performance that is similar to, or better than that of mainframe computers or high-end servers, but at lower costs. Such cluster configurations have become the preferred solution for meeting high-performance computing needs due to their lower up-front costs and their ability to support the scaling of capacity incrementally. These cluster configurations, however, remain limited by the following:

•	Constrained utilization. Cluster configurations are generally organized to run a predefined set of applications. As enterprises and institutions grow and the number of critical applications continues to expand, the ability to optimize and rapidly reallocate computing resources efficiently becomes increasingly important. Cluster configurations do not provide the dynamic flexibility needed to address these growing demands.

•	Performance bottlenecks. To enhance the performance of cluster configurations, enterprises and institutions have adopted multi-core processors and server virtualization technologies. Multi-core processors, which incorporate multiple processors on a single silicon chip, have significantly increased server processing power. Server virtualization technologies allow multiple operating systems to run simultaneously on a single server, offering the potential for dramatically higher server efficiency. However, together these technologies require increased total server and storage input/output, or I/O, bandwidth beyond the capabilities of current technologies, resulting in reduced overall performance.

•	Configuration complexity. Server and storage clusters must be configured using multiple cables and adapters that connect to multiple network, server and storage switches. Clusters are configured such that an increase in performance requires a proportionate or greater increase in the number of servers, switches, cables and adapters in the cluster. This proliferation of hardware presents significant initial and ongoing management challenges, and makes it costly and labor-intensive to alter the configuration of the data center as application requirements change.

•	Management of multiple network architectures. Most traditional server and storage cluster configurations rely on Fibre Channel and Ethernet interconnect architectures, each of which addresses distinct functions. Fibre Channel is the prevailing architecture for storage switching in most data centers, while Ethernet is used primarily for switching and transport functions. The use of these two different architectures in cluster configurations increases the complexity and cost of managing the data center.

These limitations of cluster configurations reduce overall data center efficiency, including response time, and result in high capital investment and operating costs including power, cooling, space and human resource expenditures.

Shift from cluster configurations to grids

In order to address the limitations of clusters, enterprises and institutions are increasingly adopting grid computing solutions, or grids. Grids allow one or more discrete clusters to be linked together as a single fabric to address different data center applications and eliminate performance bottlenecks. Grids also provide the ability to dynamically manage disparate underlying server and storage units and deliver computing services with higher levels of performance, availability, reliability, scalability and utilization than clusters. In order to achieve these benefits, grids must be built upon high-performance grid computing interconnect solutions.

We provide server and storage switching and software solutions to enable grid computing in the data center. We leverage the InfiniBand protocol to provide high performance solutions to our clients. IDC, an independent research company, estimates that the switch ports will grow from $95 million in 2006 to $468 million in 2010 and that the market for InfiniBand host channel adapters will grow from $62 million in 2006 to $181 million in 2010. Based on these estimates, we believe that the market for InfiniBand-based products will grow from $157 million in 2006 to $649 million in 2010.

In addition to the market for InfiniBand-based products, we believe that the overall market for grid computing interconnect solutions includes storage switching, 10 Gigabit Ethernet switching markets, and their associated management and messaging software. Storage switching refers to interconnects used in storage networks and is estimated by IDC to grow from $1.5 billion in 2006 to $1.8 billion in 2010. 10 Gigabit Ethernet switching refers to 10 Gigabit Ethernet switch deployments in enterprise data centers and is estimated by IDC to grow from $1.2 billion in 2006 to $2.8 billion in 2010. Management software refers to the software used to provision and monitor the grid and is estimated by IDC to grow from $355 million in 2006 to

$758 million in 2010. Messaging software optimizes specific application types to maximize performance and is estimated by IDC to grow from $679 million in 2006 to $793 million in 2010. Based on these estimates we believe that the overall grid computing market will grow from $3.9 billion in 2006 to $6.9 billion by 2010. Our solutions address the high performance segments of this market, which we believe currently represent a small and growing portion of this market.

Existing grid computing interconnect architectures

Following the shift towards the adoption of grids, a number of grid computing interconnect architectures have been deployed to address the connectivity demands of the data center. These architectures include:

Ethernet.  Ethernet is an industry-standard interconnect architecture that was initially designed to enable basic connectivity between computers in local area networks or over a wide area network. Ethernet was designed to provide an interconnect architecture in an environment where latency, connection reliability and performance requirements were not essential. Nevertheless, Ethernet has become the predominant technology for networking and has more recently been applied to grid computing. As a grid computing solution, Ethernet faces significant challenges because its low overall efficiency, high power consumption, non-linear scalability and low available bandwidth are insufficient for high-performance computing environments. Ethernet-based solutions also increase configuration complexity, requiring multiple network cables, adapters and switches in each server to enable high-performance connectivity.

Myrinet and other proprietary solutions.  A number of proprietary solutions have been designed to address the connectivity requirements of the data center. These proprietary solutions support low latency and provide increased reliability. The number of deployments of Myrinet, the most popular proprietary solution, in high-performance computing environments has been declining due to the availability of industry standards-based interconnects that offer superior price and performance, a lack of compatible storage systems and the required use of proprietary software solutions.

Fibre Channel.  Fibre Channel was developed as an industry-standard architecture used exclusively to address storage applications, and was not designed to function as a server interconnect architecture.

InfiniBand.  InfiniBand is an industry-standard architecture that provides specifications for high performance server and storage interconnects. InfiniBand offers higher bandwidth and scalability, lower latency, reduced complexity, higher efficiency and superior price and performance economics compared to other grid computing interconnect architectures. InfiniBand eliminates the need for multiple network cables and adapters for each server in the grid and dramatically increases overall processor efficiencies.

Our Solution

We provide server and storage switching and software solutions that enable high-performance grid computing within the data center. Our Grid Backbone allows one or more discrete computing clusters to be linked together as a unified fabric. We create this fabric by integrating high-performance interconnects with dynamic management and provisioning software. As a result, our server and storage switching and software solutions provide a scalable and cost-effective way for customers to manage the growth of data center computing requirements. We leverage the performance, scalability and latency benefits of InfiniBand and provide leading interconnect functionality for data center environments that rely on industry-standard server and storage units. In addition to InfiniBand, our multi-protocol switches also support Fibre Channel and Ethernet. We have also developed software solutions that virtualize hardware elements, such as interconnect backplanes and I/O interfaces and provide hardware resource management software.

Our solutions offer the following key benefits:

•	Lower latency for acceleration of information delivery. Based on published product specifications, our InfiniBand-based solutions provide significantly lower end-to-end latency than other existing based solutions. Through our relationships with independent software vendors, or ISVs, in our targeted vertical markets, we are able to further reduce end-to-end latency and deliver greater application acceleration benefits to our end customers. The following table compares the latency of our InfiniBand-

based solutions to 1 Gigabit and 10 Gigabit Ethernet-based solutions, as well as Myrinet and Fibre Channel-based solutions:

	Ethernet	Ethernet		Fibre
	(1 Gb/s)	(10 Gb/s)	Myrinet	Channel	InfiniBand

Lowest Latency — Switch Port to Switch Port	6,000 nanoseconds	250 — 2000 nanoseconds	500 nanoseconds	400 nanoseconds	160 nanoseconds
Lowest Latency — Host to Host	30-60 microseconds	7 microseconds	3 microseconds	No data available	2.25 microseconds

•	Higher bandwidth for improved resource utilization. In high-performance computing environments, customers require optimal bandwidth to address and eliminate performance bottlenecks. Based on published product specifications, our InfiniBand-based solutions provide significantly higher bandwidth than existing Ethernet- and Fibre Channel-based solutions. The following table compares the bandwidth of our InfiniBand-based solutions to Ethernet-based solutions, as well as Myrinet and Fibre Channel-based solutions:

	Ethernet	Myrinet	Fibre Channel	InfiniBand

Supported bandwidth of available solutions	1 Gb/s-10 Gb/s	2 Gb/s-10 Gb/s	2 Gb/s-4 Gb/s	10 Gb/s — 20 Gb/s server-to-server 30 Gb/s — 60 Gb/s switch-to-switch
Highest bandwidth supported by specification	10 Gb/s	10 Gb/s	8 Gb/s	120 Gb/s

•	Greater scalability to grow with customers’ demands. Our server and storage switching solutions enable linear scalability by off-loading communication processing to allow servers to run applications more efficiently. Our switches scale up to 288 InfiniBand-based ports, 132 Ethernet-based ports and 132 Fibre Channel-based ports. We offer the ability to configure a switch with a combination of these technologies and provide high-speed switching between them. This combination of increased server efficiency and high-density switching improves overall application efficiency, thereby reducing data center capital investment requirements and operating costs.

•	Simplified data center infrastructure. Our solutions eliminate the need for multiple adapters and related cables for each grid computing interconnect architecture. Using our solutions, end customers require only a single adapter and cable to connect each server and storage device to the grid. Because we are able to reduce the number of required adapters and cables to multiple networks, our solutions reduce the complexity of the data center.

•	Improved grid performance, manageability and provisioning through enhanced software. Our software solutions are designed to maximize grid performance and efficiency. Our GridVision fabric management software creates an environment that dynamically routes traffic across a fabric to avoid congestion and maximize available bandwidth. The software is embedded in our switches and does not require external configuration. Our GridVision Enterprise software further enhances manageability by automating the process of fabric resource allocation to improve the response time for grid provisioning and allow better and faster alignment to the requirements of the customer. We also offer our GridStack software, which enables applications to take full advantage of the low latency of our solutions by facilitating communication between the server and the switch.

We believe that our Grid Backbone allows our customers to accelerate application performance, improve utilization and enable lower overall total cost of ownership compared to other high-performance grid computing interconnect solutions because of our platform architecture, proven scalability, reliability and manageability.

Our Strengths

We apply our strengths to enhance our position as a provider of server and storage switching and software solutions. We consider our key strengths to be the following:

•	Singular focus on switching and software solutions for grid computing. We have extensive experience in designing and delivering server and storage switching solutions that integrate hardware components and software features to enable grid computing within the data center. We believe that our solutions have been deployed in over 50 of the world’s Top 500 high-performance computing environments. We have leveraged this experience to develop strong core competencies in high bandwidth and low latency switch design to enable high-performance grid computing.

•	Market leader in InfiniBand-based solutions. We believe that our knowledge of the InfiniBand grid computing interconnect architecture and its implementation in server and storage switching products enables us to develop solutions that are innovative and address the needs of high-performance data center environments. Our InfiniBand-based solutions provide industry-leading port density, high bandwidth and low latency for server and storage switching.

•	OEM relationships with industry-leading OEM server and storage providers. We have established relationships with leading server and storage OEMs. We have OEM relationships with IBM, HP, Silicon Graphics, Sun Microsystems and NEC Corporation, five of the top ten global server vendors. Our solutions are incorporated into the individual product offerings of our OEM customers and we work closely with them to design solutions that meet the needs of end customers. We believe that these relationships have accelerated the adoption of our solutions into some of the highest performance data center environments globally and that these relationships will allow us to continue to extend our market position.

•	Expertise in application acceleration. We have designed our solutions to accelerate end-to-end application performance. We work closely with ISVs to optimize the performance of their applications through a combination of our hardware and software, thereby providing low latency and high bandwidth solutions. We believe this application-centric approach allows us to deliver significant benefits to our end customers.

•	Leading customer service and support. We have a team of system and support engineers who provide customer service to our OEM customers and to end customers. Our service team operates as an extension of our OEM customers to deliver seamless support to end customers. In addition, our service team works closely with our research and development department to ensure responsive and comprehensive levels of service and support. We believe our ability to meet the service demands of our OEM customers and end customers accelerates the adoption of our solutions.

Our Strategy

Our goal is to be the leading provider of server and storage switching and software solutions that enable high-performance grid computing within the data center. Key elements of our strategy include:

•	Continue to develop leading high-performance grid computing interconnect solutions. We intend to continue to extend our market position, technical expertise and customer relationships to further develop high-performance grid computing interconnect solutions built upon unified fabric architectures. To broaden our market opportunity, we will continue to promote grid adoption and develop products that are compatible with other grid computing interconnect architectures such as 10 Gigabit Ethernet and 4 Gigabit Fibre Channel, while further expanding our InfiniBand-based solutions. We believe that this approach will position us as the leading high-performance grid interconnect solutions provider for server and storage infrastructure within the data center.

•	Extend our software offerings. We intend to expand our portfolio of grid infrastructure software. We are primarily focused on enhancing our existing software offerings in the areas of performance monitoring and management, as well as fabric virtualization. We believe that by extending our software offerings we will be better positioned to address the needs of both our OEM customers and end customers.

•	Leverage our OEM relationships to expand market position. We believe that leading OEMs are influential drivers of high-performance grid computing interconnect solutions to end customers. Our OEM relationships allow us to leverage the worldwide market position and service capabilities of these industry-leading vendors. We intend to continue to expand our relationships with our existing server OEM customers, while establishing similar relationships with other server, storage and communication OEMs. We believe these relationships will help to accelerate the adoption of our high-performance grid computing interconnect solutions.

•	Expand existing and new vertical and geographic markets. We intend to further penetrate existing vertical markets and enter new vertical markets. We believe that our relationships with ISVs allow us to bring the benefits of our grid solutions to end customers across a broad range of vertical markets. In particular, we plan to continue working closely with end customers and ISVs to identify the unique technology and business requirements of each vertical market and develop high-performance grid computing interconnect solutions. We also plan to expand our sales and marketing efforts to new geographic markets to meet the needs of end customers in our various vertical markets.

Technology

Our grid computing interconnect solutions combine a modular hardware switching and routing platform with grid management software. Our hardware platforms combine high speed, low-latency switching and routing with advanced traffic management capabilities. Our software solutions are compatible with Windows, Linux and Unix, and include host, traffic management, provisioning and virtualization software. The modular nature of our solutions allows end customers to deploy new capabilities quickly and effectively to meet their high-performance grid computing requirements. In addition, we base our solutions on accepted industry standards to ensure interoperability and to allow customers to easily integrate third-party technology with our own.

Our Hardware

Our fixed-port and modular, director-class switches and routers are designed to provide high speed processing and switching of data signals. The proprietary chassis design of our director-class switches integrates InfiniBand-based switching and backplane technologies with management controller modules to provide high bandwidth and improve application and overall system performance. Our high-density 24-port line cards significantly increase the number of connections that can be made to our switches, and additional line cards can be added incrementally to increase the number of available ports in the switch. We accelerate the routing between InfiniBand and Ethernet architectures through the use of our InfiniBand-to-Ethernet field programmable gate array, or FPGA. We also leverage other industry-standard technology for Fibre Channel routing.

Our director-class switches also provide benefits by employing advanced power and cooling designs. Our switches are able to connect to the grid using either copper- or fiber optic-based cables. Our switches also conform with the form factors, quality and functionality requirements of our server OEM customers. In addition to our portfolio of switches, we offer third-party host channel adapters, or HCAs, which are supported by our host software.

Our Software

Our software solutions offer the following functionality:

•	Host software. Our host software allows servers to connect to our switches through our HCAs for improved overall performance and manageability of large, complex grids. Our host software leverages random direct memory access, or RDMA, and uses extensions to standard protocols in Windows and Linux to provide increased performance for applications. RDMA dramatically improves performance by allowing applications and operating systems to access memory from remote hosts rather than copying information from server to server. RDMA is used in both Ethernet and InfiniBand environments.

•	Traffic management, provisioning and virtualization software. To further improve application performance and resource utilization our I/O virtualization capabilities allow us to emulate multiple storage and network adapters in a single server. In connection with application and operating system features, this technology enables segmentation and robust traffic management in the grid. We have also developed advanced routing software and firmware to optimize overall grid performance by dynamically adjusting the communication path among servers and storage devices. The firmware embedded in our Ethernet-to-InfiniBand and Fiber Channel-to-InfiniBand routers allows for high speed routing and advanced traffic management capabilities without degrading switch performance.

Our grid provisioning software, GridVision Enterprise, allows customers to allocate specific amounts of bandwidth to different virtual hosts, applications or network segments. This allocation can be done dynamically while the grid is operational. Our software also allows allocation to be performed dynamically based upon a predefined set of rules and policies. For example, to maintain a minimum quality of service for critical applications, GridVision Enterprise will automatically allocate resources as needed. These rules can either be defined directly within the application or synchronized with existing job scheduling tools.

We work with industry-leading server and storage virtualization solutions to extend resource allocation capabilities to virtual servers and virtual storage. Using a common information model database, our software can manage resources associated with large, heterogeneous grid environments by abstracting complex configurations into simple, easy to understand and manipulate icons or objects. Our software provides the capability to create virtual network segments within the same connection. These virtual segments can be defined to operate in isolation or to interact with each other, depending on customer requirements.

InfiniBand

Our solutions are largely based on the InfiniBand architecture. InfiniBand is an industry-standard, high-performance interconnect architecture that enables cost-effective, high-speed data communications at higher speeds and lower latency than existing interconnect architectures. The InfiniBand architecture was developed by the InfiniBand Trade Association, or IBTA, which was founded in 1999 and is composed of leading IT vendors and hardware and software solution providers. The IBTA tests and certifies vendor products and solutions for interoperability and compliance. Our products meet the specifications of the InfiniBand standard and have been tested and certified by the IBTA.

InfiniBand was designed as a server and storage architecture with both the switch and host adapter playing a role in maximizing performance. InfiniBand is simple and can be implemented in a fast silicon state machine, reducing silicon size and power consumption, while increasing performance. The InfiniBand architecture connects switches in a mesh topology to create a single, logical switching environment improving overall fabric scalability as compared to other topologies. It also leverages memory and buffering capabilities in the host adapter as well as employs operating system by-pass techniques to maximize overall fabric throughput and reduce latency. InfiniBand employs a centrally controlled fabric manager to connect multiple InfiniBand switches. This removes excessive processing by the switches themselves and results in improved bandwidth and lower latency.

Our Products

Our product offerings include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. For end customers who desire a complete solution, we also offer host channel adapters, and copper and fiber optic cables.

Using our InfiniBand-based server and storage switching solutions, our customers can create unified fabrics to deliver high-performance grid computing within the data center. Our solutions enable grid computing based on an architecture that provides a method for connecting processing systems and storage and network I/O into a single easy-to-manage environment. Moreover, our solutions allow our end customers to virtualize and provision multiple networks across Ethernet, InfiniBand and Fibre Channel.

Grid Computing Switches

Our Grid Directortm director-class switches and Grid Switchtm edge switches are used to create low latency, high-bandwidth connections of up to 20 Gigabit/second to servers and storage devices. We offer high-performance, multi-service switches with InfiniBand, Ethernet and Fibre Channel capacity integrated into a single chassis that supports large grids. The server, storage and switching resources form a grid that can be leveraged to improve application performance at lower cost than traditional methods. Our largest installation includes more than 10,000 processors, and over 1,000 server and storage nodes. Our switch-related product offerings include our GridVision fabric management software, which provides key management and performance enhancing functionality.

We offer a range of switches that vary in the number of available ports and capabilities in order to address the specific needs of our customers, including scalability and integration with other data center technologies:

	Grid Switch	Grid Director	Grid Director
	ISR 9024	ISR 9096	ISR 9288

Number of slots	N/A	4	12
Internal Switch Bandwidth	960 Gb/sec	3.84 Tb/sec	11.52 Tb/sec
Maximum Switch-to-Host Bandwidth	20 Gb/sec	20 Gb/sec	20 Gb/sec
Maximum Switch-to-Switch Bandwidth	60 Gb/sec	60 Gb/sec	60 Gb/sec
Maximum IB Switching Ports	24 fixed ports	96 (4X24 port line cards)	288 (12X24 port line cards)
Maximum 1 Gigabit/sec Ethernet Switching Ports	N/A	48	144
Maximum 10 Gigabit/sec Ethernet Switching Ports	N/A	8	24
Maximum Fibre Channel Switching Ports	N/A	48	144

Our Grid Switch edge switches offer the following features:

•	options for 10 — 20 Gigabit/second performance for clusters and grids;

•	ultra-low latency at under 140 nanoseconds;

•	24 port 4x, single data rate, or SDR, ports and double data rate, or DDR, ports, supporting either copper or optical interfaces;

•	redundant, hot-swappable power supplies to allow for the highest availability; and

•	embedded or external grid management capabilities.

Our Grid Director director-class switches offer the same functionality as our Grid Switch edge switches, as well as the following features:

•	redundant, hot-swappable fan and controller modules to allow for the highest availability;

•	redundant synchronized management cards which allow a card failure to recover without management information loss or any disruption in port-to-port communication;

•	line card protocol flexibility to facilitate management of mixed InfiniBand, Ethernet and Fibre Channel environments; and

•	component-level interoperability between director-class switches.

GridVision Management and Host Software

We offer a line of management tools that provide information on the topology of the grid, configuration of the individual switches within the grid and real-time monitoring of performance. Our GridVision fabric management software offers summary management reports at various levels, error correlation and alarms, fabric-wide performance monitoring and centralized port and virtual local area network configuration. These applications also provide all of the grid set-up routing algorithms and management utilities used in an InfiniBand-based computing environment.

Our GridVision Enterprise software is a grid provisioning solution, which offers customers a method of dynamically allocating resources based on pre-defined configurations. GridVision Enterprise software also delivers extensive automated monitoring and diagnostics for servers, which enable customers to perform corrective measures and/or to shift resources to meet changing demands. Our software leverages the capabilities of InfiniBand and interfaces with our switches, as well as third-party provisioning, management and virtualization applications.

Our GridStack software is a comprehensive set of host drivers and protocols that enable any application to utilize the performance of RDMA and high-performance storage connectivity. Based on an open-source standard, GridStack allows both Windows-and Linux-based applications to run in an InfiniBand environment. GridStack offers improved latency and performance. In addition, the Transmission Control Protocol/Internet Protocol, or TCP/IP, emulation software incorporated into our GridStack software allows InfiniBand to appear to the user as one or more standard Internet Protocol networks, making it easier to manage. Our GridBoot firmware extension enables diskless server nodes to operate over the fabric using remote storage, thereby leading to improved reliability.

Multi-Protocol Routers

Our routers enable customers to consolidate InfiniBand-, Fibre Channel- and Ethernet-based servers, network and storage connectivity into a single high-performing fabric. Currently, we offer the Internet Protocol Router, as well as the Fibre Channel Router.

Our Internet Protocol Router is based on our third-generation Ethernet-to-InfiniBand FPGA, and offers a range of intelligent layer 2 through 7 capabilities, which can be performed at high speed. These capabilities include packet classification, firewall services, filtering and in-depth traffic monitoring and analysis. Our TCP/IP offload capabilities also eliminate the processing burden on the switch processor and enable higher performance. In addition, our Internet Protocol router offers the following features:

•	integrates into the Grid Director InfiniBand Switch Router, or ISR, 9288 and Grid Director ISR 9096 to connect to Ethernet networks;

•	allows for up to four 1 Gigabit/second connections per router;

•	provides for up to three routers per slot; and

•	supports link aggregation.

Our Fibre Channel Router is an RDMA-capable Fibre Channel-to-InfiniBand router that can operate as a transparent Fibre Channel bridge and can be integrated with existing storage networks, as well as storage virtualization tools. Our Fibre Channel Router provides for easy installation and automatic discovery, full storage area network interoperability, port and module aggregation and integration with our GridVision Enterprise software and other third-party storage management and virtualization applications. In addition, our Fibre Channel Router offers the following features:

•	integrates into the Grid Director ISR 9288 and Grid Director ISR 9096 to connect to Fibre Channel storage;

•	provides for four interfaces;

•	allows for up to 400 MB per second per channel; and

•	provides for up to three routers per slot.

Host Channel Adapters

Our host channel adapters, or HCAs, provide connectivity to high performance InfiniBand-based grids, storage and networking devices. Our HCAs offer dual or single-ports, remote booting capabilities, and use our GridStack software for a variety of high performance applications. We currently source our HCAs from a third-party vendor and then customize them.

Customers

We have a global, diversified end-customer base covering a wide range of industries. To date, more than half of our end customers have been governmental, research and educational organizations, such as government-funded research laboratories and post-secondary education institutions. The balance of our end customers have been enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries. The following table indicates the end customer that we believe represents the largest portion of our product orders for each specific industry for the period from July 1, 2006 through March 31, 2007, the period during which we have tracked such data:

• Los Alamos National Laboratory	(Government)	• Home Box Office, Inc.	(Entertainment)
• National Center for High Speed Computing	(Education and research)	• National Institute of Health	(Life sciences)
• PSA Peugeot Citroen	(Manufacturing)	• Global Electronic Trading Company	(Financial services)
• ExxonMobil	(Oil and gas)

End customers purchase our products primarily through server OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. Our OEM customers generally purchase our products from us upon receipt of purchase orders from end customers. These OEM customers are responsible for the installation of solutions incorporating our products, and initial and escalation level customer support to end customers. As of March 31, 2007, our OEM customers were IBM, HP, Silicon Graphics, Sun Microsystems and NEC Corporation.

Sales to our OEM customers are made on the basis of purchase orders rather than long-term purchase commitments. Our product purchase agreements with our OEM customers typically have an initial term of one to three years, and most of these agreements renew automatically for successive one-year terms unless terminated. These agreements are generally non-exclusive, provide for quarterly price adjustments for sales made after such adjustment if agreed to by both parties to the agreement, do not contain minimum purchase requirements and do not prohibit our OEM customers from offering products and services that compete with our products. Each OEM customer is generally treated as a “most favored customer,” entitled to the lowest prices and most favorable terms offered to any other customer purchasing the same product in comparable volumes and purchase commitments.

Our base agreement with IBM, which accounted for 38% of our revenues in 2006 and 35% of our revenues in the three months ended March 31, 2007, provides that IBM purchases our products and services pursuant to a related statement of work or work authorization. Pricing and payment terms for the products and services are determined by such statement of work or work authorization. The agreement can be terminated by either party provided that no statement of work or work authorization is outstanding. We currently have an executed statement of work, which will expire on November 19, 2007. We have also entered into a technical services agreement with IBM, which provides that IBM will assist us in developing products to incorporate into IBM’s solutions pursuant to a statement of work. The agreement expires on December 31, 2010 and can be terminated by either party upon 30 days’ prior written notice, provided that no statement of work is in effect. We currently have an executed statement of work pursuant to the technical services agreement that expires on December 9, 2007. In addition, in the event of a material breach of either the base agreement or the technical services agreement, the non-breaching party may terminate such agreement if the other party fails to cure such breach within 30 days after receiving notice from the non-breaching party.

Our agreement with HP, which accounted for 12% of our revenues in 2006 and 22% of our revenues in the three months ended March 31, 2007, requires competitive pricing and competitive product offerings. The initial two-year term of the agreement expired on October 8, 2006, but the agreement provides for successive one-year renewal terms unless terminated by either party. The agreement can be terminated at will by us upon 60 days’ notice and by HP upon 90 days’ notice. Additionally, in the event of a breach, the non-breaching party may terminate this agreement if the other party fails to cure such breach within 45 days after receiving notice of such breach from the non-breaching party.

Our sales to Sun Microsystems, Inc. accounted for 13% of our revenues in 2006 and 10% of our revenues in the three months ended March 31, 2007. To date, we have made all of these sales pursuant to purchase orders that are not governed by the terms of a master supply agreement. In November 2006, we signed a master supply agreement with Sun Microsystems. At Sun Microsystems’ election any sales made to Sun Microsystems or its affiliates may be governed by an award letter agreed between us and Sun Microsystems that contains pricing information agreed by the parties. The initial three-year term of the agreement expires on November 10, 2009. The agreement provides for successive one-year renewal terms unless terminated by either party upon 180 days notice prior to the anniversary of the expiration of the initial term or the renewal term. In addition, if a party fails to comply with any of the material provisions of the agreement and such condition is not remedied within 30 days, the adversely-affected party may terminate the agreement.

We invest significant resources to maintain our relationships with our OEM customers in the grid computing interconnect market, which typically require up to a year to develop from initial contact to shipment to end customers of OEM products integrating our solutions. We work closely with each of our OEM customers across various levels within such organization’s structure including with the product development, marketing, field sales and service and support teams. Together with our OEM customers, we develop integrated solutions to address end customers’ needs. We also develop joint go-to-market strategies with our OEM customers to create end-customer demand and promote our solutions. These go-to-market initiatives include joint marketing campaigns, bundled promotions to accelerate sales, training curriculums and engineering relationships for product development.

We also have relationships with over 30 value-added resellers and systems integrators. Approximately 30% of our sales to end customers were through our relationships with value-added resellers and system integrators in 2006 and approximately 25% of our sales in the three months ended March 31, 2007. These value-added resellers and systems integrators include second-tier server and storage OEM companies, as well as traditional systems integrators which do not manufacture products but which provide solutions to end customers.

Seasonality

Our business is impacted by seasonal factors. Generally, our revenues are lower in the first and second quarters while our third and fourth quarters tend to exhibit higher revenues. We believe these quarterly fluctuations are the result of the budgeting processes of many of our end customers who typically make expenditures at their fiscal year end. In particular, governmental, research and educational institutions typically place orders and expect delivery during their fiscal year end in the third quarter, while enterprise customers typically place orders and require delivery during their fiscal year end in the fourth quarter.

Sales and Marketing

As of March 31, 2007, our sales and marketing staff consisted of 28 employees, including 13 sales and support engineers that support end customers in pre- and post-sales activities. Our sales and marketing staff is located in Israel, the United States, Germany, China and Japan.

Our sales model is based upon a combination of developing our relationships with our OEM customers and creating end-customer demand for our solutions. Our global OEM team consists of account executives and systems engineers who are responsible for the development and ongoing support of our OEM relationships.

The account executives typically work with an OEM customer to ensure seamless product supply, as well as coordinate customer forecasts, overall program management and product sell-through.

Our end-customer regional sales force drives demand directly with potential end customers and coordinates geographically-specific marketing and sales programs. Our regional sales force is divided into three geographical regions: North America, Europe/Middle East/Africa and Asia-Pacific. This regional sales force operates as a direct sales team to end customers, but without completing order fulfillment, which is instead satisfied by our OEM customers. We monitor the activities of our end-customer regional sales force on a global basis to maintain forecasts of potential sales to end customers.

Our marketing organization is responsible for product strategy and management, future product plans and positioning, pricing, product introduction and transitions, competitive analysis, and raising the overall visibility of our company and our products. The marketing team is also responsible for working with ISVs to identify vertical markets and vertical market solutions that may benefit from our product offerings. In addition, the marketing team develops and manages various OEM customer and end-customer generation programs including web-based lead development, trade shows and industry analyst relations.

Service and Technical Support

We consider our customer support and professional service capabilities to be a key element of our sales strategy. Our customer support and professional service teams enable our customers to optimize the reliability and performance of their grids.

First calls and second level escalation support to end customers are typically delivered by our server OEM customers, value-added resellers and systems integrators as a condition of contract. We provide third level and engineering support to these customers when necessary. We also sell annual support and extended warranty packages to our customers to provide a more comprehensive support offering. We have technical assistance centers, located in Herzeliya, Israel and Billerica, Massachusetts, which use a streamlined process and an on-line customer relationship management system to provide reliable support to our end customers.

End customers can also take advantage of our on-line resources: SupportWeb and eSupport. SupportWeb contains technical documentation allowing our end customers to quickly research and resolve product questions, as well as download maintenance release updates and new software upgrades. Our web-based eSupport enables end customers to open support cases on-line through either email or the Internet.

Research and Development

Our research and development activities take place in Herzeliya, Israel. As of March 31, 2007, 88 of our employees were engaged primarily in research and development. Our research and development team is composed of 50 software engineers, 13 hardware engineers, 20 quality assurance personnel as well as five new product introduction engineers. Our gross research and development expenditures were $6.7 million in 2004, $6.5 million in 2005, $7.7 million in 2006 and $2.7 million in the three months ended March 31, 2007.

Our research and development organization has four key functions, which are the development and maintenance of new hardware platforms, development and maintenance of new software, quality assurance at both a unit and systems level and future technical development and patent management. Our hardware activities include switch ASIC, circuit and mechanical design. Our software initiatives are focused on taking advantage of open-source software, where applicable, and building competitive differentiation for enhancing management and performance.

We also subcontract a portion of our research and development activities to various subcontractors. Our subcontracted services include mechanical and thermal design of our products, board layout and environmental testing.

Historically, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the R&D Law. The government of Israel does not own proprietary rights in know-how developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the know-how to a third party, whether in or outside Israel. See “Management’s Discussion and Analysis of Financial Position and Results of Operations — Government Grants.”

Manufacturing and Supply

We subcontract the manufacture, assembly and testing for our products to two contract manufacturers. These functions are performed by Sanmina-SCI Corporation and Zicon Ltd. These contract manufacturers provide us with full turn-key manufacturing and testing services. This full turn-key manufacturing strategy enables us to reduce our fixed costs, focus on our research and development capabilities and provides us with flexibility to meet market demand. Our engineering technologies group prepares full manufacturing instructions to enable our contract manufacturers to purchase the necessary components and manufacture our products based on our desired specifications. We have also developed automatic test equipment to control the quality of our manufactured products. We monitor our contract manufacturing operations through site visits by our manufacturing and planning managers. We also maintain an in-house materials procurement function to purchase strategic product components with a significant lead time, in order to maintain our relationships with key suppliers while balancing our manufacturing costs.

Sanmina-SCI is responsible for the manufacture of our Grid Switch ISR 9024. In October 2004, we entered into a letter agreement with Sanmina-SCI governing the terms of our manufacturing arrangement, but have not yet entered into a fully-negotiated agreement to formalize our business relationship. Pursuant to this letter agreement, we submit purchase orders to Sanmina-SCI for our manufacturing requirements at least 90 days in advance. We are not required to provide any minimum orders. Upon the termination of the letter agreement or a cancellation of an order, we are responsible for all components and finished products ordered within the lead-time.

Zicon manufactures all modules and mechanics related to our director-level switches and their gateway modules for connecting to Ethernet and Fibre Channel. We have not yet entered into an agreement to formalize our business relationship with Zicon, but are in the process of negotiating a long-term manufacturing contract. We currently place manufacturing orders with Zicon through committed purchase orders.

Some of the components used in our products are obtained from limited-source suppliers. In particular, we obtain the InfiniBand switching ASIC, the main component used in our Grid Director director-class switches and Grid Switch edge switches, from Mellanox Technologies Ltd., which is currently the only manufacturer of this chip. Sales of our products incorporating the ASIC accounted for approximately 54% of our revenues in 2006 and approximately 66% of our revenues for the three months ended March 31, 2007. We entered into a non-exclusive agreement with Mellanox on October 27, 2005 for an initial period of two years, which automatically renews for successive one-year periods unless one party notifies the other party within 90 days prior to each annual termination date that it does not wish to renew the agreement. The agreement is non-exclusive and does not contain any minimum purchase requirements. Mellanox may generally increase the purchase price of any product under the agreement upon 30 days’ written notice, and we have agreed to review and discuss product pricing on a good faith basis every six months. In addition, pursuant to our agreement, Mellanox must deposit with an escrow agent all the technological information necessary to manufacture the ASIC. Effective June 12, 2007, this information is held in trust by the escrow agent for our benefit in accordance with the terms of an escrow agreement. Mellanox may increase the price of the ASIC upon 30-days prior notice and has the right to alter the ASIC upon 120-days prior notice, and to discontinue production of the ASIC upon six-months prior notice. During a period of six months after our receipt of a notice of discontinuance from Mellanox, we may purchase from Mellanox such commercially reasonable quantity of the discontinued product as we deem reasonably necessary for our future requirements. Mellanox is obligated to continue to provide us the discontinued product and to facilitate our transition to new products for a period not to exceed nine months following our receipt of a notice of discontinuance. If Mellanox is unable to supply the switch chip on a timely basis or in the quantities that we require, we would likely be unable to manufacture our switching products without adopting a different industry-standard solution in place of InfiniBand. This would require significant changes to our products that would take time to complete if we are able to do so successfully.

In addition, we have designed our products to incorporate specific components, such as our InfiniBand connectors and backplanes, printed circuit boards, chassis and mechanical parts, power supplies and processor boards. We purchase these components from major industry suppliers, but do not have long-term supply contracts with these suppliers. We believe that substitute components are available from alternate sources, however, any change in these components would require us to qualify a new component for inclusion in our products which would likely require significant engineering and would take time to complete.

Governmental Regulation

We are subject to a number of governmental regulations. In particular, we are subject to European Union directives regarding the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the European Union and regarding the appropriate labeling for waste disposal purposes of all electrical and electronic equipment sold in the European Union. For more information, see “Risk Factors — Our business is subject to increasingly complex environmental legislation that may increase our costs and the risk of noncompliance.” We are also generally subject to export and import controls of the different jurisdictions in which we sell our products. We believe that we are currently in compliance with all applicable government regulations. To date, our business has not been materially affected by governmental regulation.

Competition

We believe that our products compete in the grid computing interconnect market based on the following:

•	scalability;

•	performance, including the ability to provide low latency and high bandwidth capabilities;

•	ease of installation and management by IT personnel;

•	flexibility across multiple architectures;

•	reliability to ensure uninterrupted operability; and

•	cost efficiency in acquisition, deployment and ongoing support.

We face significant competition in the markets in which we operate. We expect competition to continue in the future with the introduction of new technologies and the entrance of new participants. In addition, we expect that we will face competition from other new and established companies competing for next-generation data center solutions. Our current principal competitors are Cisco Systems, Inc. and QLogic Corporation. We compete to a lesser degree against providers of 10 Gigabit Ethernet and proprietary high-performance computing solutions.

Intellectual Property

Our intellectual property rights are very important to our business, and our continued success depends, in part, on our ability to protect our proprietary products. We rely on a combination of patents, copyright, trademarks, trade secrets, confidentiality clauses and other protective clauses in our agreements to protect our intellectual property, including invention assignment and non-disclosure agreements with our employees and certain outside contractors and non-disclosure agreements with our employees, distributors, resellers, software testers and contractors We believe that the complexity of our products and the know-how incorporated in them makes it difficult to copy them or replicate their features.

As of July 19, 2007, we had one issued U.S. patent and five pending patent applications in the United States. We also have three pending counterpart application outside of the United States, filed pursuant to the Patent Cooperation Treaty. We do not currently have a formal evaluation procedure for determining which inventions to protect by patents or other means. As of June 30, 2007, we also had trademark registrations for “VOLTAIRE” in Israel and the European Union, “V VOLTAIRE (and design)” in Israel, the United States, the European Union, China, Japan and Singapore, and “NVIGOR” in Israel, the United States and the European Union. We also have six pending trademark applications.

We cannot be certain that patents or trademarks will be issued as a result of the patent applications or trademark applications we have filed. We also claim common law copyright protection on various versions of our software products and product documentation. We may elect to abandon or otherwise not pursue prosecution of certain pending patent or trademark applications due to examination results, economic considerations, strategic concerns, or other factors. Further, our patents, trademark registrations and common law copyrights may not be upheld as valid and may not prevent the development of competitive products and services by our competitors.

Employees

As of March 31, 2007, we had 150 employees, including students and subcontractors of whom 118 were based in Israel, 29 in the United States, one in Germany, one in China and one in Japan. The breakdown of our employees, including students and subcontractors, by department is as follows:

	December 31,			Three Months Ended
Department	2004	2005	2006	March 31, 2007

Management	8	8	8	8
Operations	7	9	15	17
Research and development	54	65	79	88
Sales and marketing	19	26	30	28
General and administration	5	9	9	9

Total	93	117	141	150

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions, which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

Facilities

Our principal administrative and research and development activities are conducted in a 20,516 square foot (1,906 square meters) facility in Herzeliya, Israel. The lease for this facility expires in October 2011, but we may terminate the lease on December 31, 2008, upon 90-days prior written notice and by paying an additional payment equal to three months rent. We lease office space totaling approximately 9,745 square feet (905 square meters) in the United States. The lease for this facility expires on December 31, 2009 with an option to extend the lease to December 31, 2012. We also have offices in England, Germany and China. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are not a party to any material litigation or proceeding and are not aware of any material litigation or proceeding, pending or threatened, to which we may become a party.

MANAGEMENT

Our executive officers and directors, their ages and positions as the date of this prospectus, are as follows:

Name	Age	Position

Miron (Ronnie) Kenneth	50	Chairman of the Board and Chief Executive Officer
Mark Favreau	52	President
Josh Siegel	44	Chief Financial Officer
Jacob (Koby) Segal	47	Chief Operating Officer
Yaron Haviv	37	Chief Technology Officer
Patrick Guay	40	Senior Vice President of Marketing
Amir Prescher	38	Vice President of Business Development
Eric Benhamou(1)(2)	51	Director
Thomas J. Gill(1)(2)(3)	48	Director
Dr. Yehoshua (Shuki) Gleitman(1)(3)	57	Director
P. Kevin Kilroy(2)(3)	52	Director
Nechemia (Chemi) J. Peres(3)	48	Director
Yoram Oron	59	Director

(1)	Member of our audit and finance committee.

(2)	Member of our nominating and governance committee.

(3)	Member of our compensation committee.

Directors

Miron (Ronnie) Kenneth has served as our Chairman and Chief Executive Officer since January 2001. From 2001 to 2002, Mr. Kenneth served as Chairman of the Board of Iamba Technologies, Inc., a developer of fiber-to-the-premise technology. From 1998 to 2001, Mr. Kenneth was a consultant to startup companies and venture capital firms on business strategies, management development and fund raising. From 1997 to 1998, Mr. Kenneth was a general partner of Telos Venture Partners, an early stage venture capital company focusing on technology companies. Prior to that, from 1994 to 1996, Mr. Kenneth was the European Business Unit General Manager at Cadence Design Systems, Inc., an electronic design automation and engineering services company. From 1989 to 1994, Mr. Kenneth established and managed Cadence’s Israeli operation. Mr. Kenneth holds a B.A. in Economics and Computer Science from Bar Ilan University, Israel, and an M.B.A. from Golden Gate University in San Francisco, California.

Eric Benhamou has served as a director since March 2007. Mr. Benhamou was appointed as a director by Baker Capital, Pitango Venture Capital and Vertex Venture Capital. Since 2003, Mr. Benhamou has served as Chairman of the Board and Chief Executive Officer of Benhamou Global Ventures, LLC, a venture capital fund focused on high-tech firms, which he founded in 2003. Prior to founding Benhamou Global Ventures, Mr. Benhamou served as Chief Executive Officer of Palm, Inc., a provider of mobile products and solutions, from October 2001 to October 2003. From 1990 until October 2000, Mr. Benhamou served as Chief Executive Officer of 3Com Communications, a provider of secure, converged voice and data networking solutions. In 1981, Mr. Benhamou co-founded Bridge Communications, Inc., a provider of internetwork routers and bridges, and was Vice-President of Engineering until its merger with 3Com Communications in 1987. Since 1994, Mr. Benhamou has served as Chairman of the Board of 3Com Corporation and, since 1997, Mr. Benhamou has been Chairman of the Board of Palm, Inc. Mr. Benhamou also serves as Chairman of the Board of Cypress Semiconductor Corporation, and is a member of the board of directors of RealNetworks, Inc. and SVB Financial Group. Mr. Benhamou holds a Diplôme d’Ingénieur from Ecole Nationale Supérieure d’Arts et Métiers, Paris, and an M.Sc in Engineering from Stanford University.

Thomas J. Gill has served as a director since March 2007. Mr. Gill was appointed by BCF II Belgium Holdings SPRL, an affiliate of Baker Capital Partners, LLC, a private equity firm investing in communication equipment, software, services and applications providers. Since 2003, Mr. Gill has served as the Managing Partner of SALTT Development Co., LLC, a real estate development and construction company. From 2000 to 2004, Mr. Gill served as the Managing Partner of G4 Partners, LLC, an early stage private equity fund. From 1998 to 2000, Mr. Gill served as Chief Executive Officer and President of FORE Systems, Inc., a designer, developer and manufacturer of high speed networking equipment. From 1993 to 1998, Mr. Gill held various positions at FORE Systems, Inc., including Chief Operating Officer, Chief Financial Officer and Vice President of Finance. From 1991 to 1993, Mr. Gill served as the Vice President of Finance at Cimflex Teknowledge, Inc., a designer and manufacturer of automated factory systems. Prior to serving as Vice President of Finance, from 1987 to 1991, Mr. Gill served as Director of Finance at Cimflex Teknolwedge, Inc. Mr. Gill has served on the board of directors of several companies, including, from 2003 to 2004, FreeMarkets, Inc., a publicly-traded company that provides business-to-business online auctions and sourcing software and solutions, from 2002 to 2004, PrintCafe Software, Inc., a publicly-traded company that provides print management software, which was acquired by Electronics for Imaging, Inc. in 2003, and, from 2002 to 2003, WaveSmith Networks, Inc., a provider of multiservice switching solutions. In addition, from 1998 to 1999, Mr. Gill served on the board of directors of FORE Systems, Inc. Since 2001, Mr. Gill has served on the board of directors of Helium Networks, Inc., a mobile and wireless solutions company, which he co-founded in 2001, and, since 2005, Mr. Gill has served on the board of directors of SEEC, Inc., a provider of software solutions. Since 2001, Mr. Gill has served on the board of trustees of Sewickley Academy, an independent college-preparatory day school in Pittsburgh, Pennsylvania, and was appointed Vice Chair in 2004. Mr. Gill holds a B.Sc. in Business Administration from the University of Pittsburgh.

Dr. Yehoshua (Shuki) Gleitman has served as a director since May 2003. Dr. Gleitman was appointed by the Shrem, Fudim, Kelner Technologies Ltd, an affiliate of the SFK Group. Since August 2000, Dr. Gleitman has served as the Managing Director of Platinum Venture Capital Fund, LLC, a venture capital firm investing in Israeli high technology companies, which he founded in 2000. Since January 2001, Dr. Gleitman has served as the Chairman and Chief Executive Officer of Danbar Technology Ltd., an investment company listed on the Tel Aviv Stock Exchange. From February 2000 through December 2005, Dr. Gleitman was the Chief Executive Officer of Shrem, Fudim, Kelner — Technologies Ltd., an investment company publicly traded on the Tel Aviv Stock Exchange, which he co-founded. Prior to that, Dr. Gleitman was the Chief Executive Officer of AMPAL Investment Corporation, an investment company listed on The Nasdaq Global Market, from 1997 through 2000, and the Chief Scientist of the Israeli Ministry of Industry and Trade from 1992 to 1997. From 1996 to 1997, Dr. Gleitman was also the Director General of the Israeli Ministry of Industry and Trade of the Office of the Chief Scientist. In addition to Danbar Technology, Dr. Gleitman currently serves on the board of directors of the following publicly-traded companies: Capitol Point Ltd., a technology incubation company listed on the Tel Aviv Stock Exchange; Walla Ltd., an Internet portal listed on the Tel Aviv Stock Exchange; Teuza Ventures Ltd., a publicly-traded venture capital firm listed on the Tel Aviv Stock Exchange; and Mer Telemanagement Solutions Ltd., a billing solution company for the telecommunication industry listed on The Nasdaq Global Market. Dr. Gleitman holds B.Sc., M.Sc. and Ph.D. degrees in Physical Chemistry from the Hebrew University of Jerusalem. Dr. Gleitman has served as the Honorary Consul General of Singapore in Israel since 1998.

P. Kevin Kilroy has served as a director since January 2002. Mr. Kilroy was initially appointed by the company as an industry expert, but was later appointed by BCF II Belgium Holdings SPRL, an affiliate of Baker Capital Partners, LLC, a private equity firm investing in communication equipment, software, services and applications providers, in March 2004. Since 2001, Mr. Kilroy has served as Partner at Baker Capital. From February 2001 to September 2001, Mr. Kilroy served as the Vice President and General Manager of HP Middleware Division at the Hewlett-Packard Company, a global information technology company. Prior to that, from 1997 to 2001, Mr. Kilroy was Chief Executive Officer and Chairman for Bluestone Software, Inc., a provider of Internet software platforms, tools and technologies for Internet transactions, which was acquired by Hewlett-Packard in February 2001. Mr. Kilroy has served as Chairman of the Board of Action Engine Inc. since 2003, a Baker Capital portfolio company, and provider of mobile middleware software. Since 2004, Mr. Kilroy has also served as Chairman of the Board of Dotster, Inc., a Baker Capital portfolio company, and provider of Internet services, and Permabit, Inc., a Baker Capital portfolio company, and provider of software storage solutions delivering Content Addressable Storage (CAS). Since 2001, Mr. Kilroy has served on the board of trustees of North Carolina Wesleyan College. Mr. Kilroy holds a B.A. in Political Science from North Carolina Wesleyan College.

Nechemia (Chemi) J. Peres has served as a director since March 2001. Mr. Peres was appointed by Pitango Venture Capital. Since 1992, Mr. Peres has served as Managing General Partner of Pitango Venture Capital, a venture capital firm formerly known as Polaris Venture Capital, which he co-founded in 1996. Mr. Peres also opened the Pitango Venture Capital office in Silicon Valley in 1998. From 1992 to 1996, Mr. Peres served as Chief Executive Officer of Mofet Israel Technology Fund Limited, an Israeli venture capital fund publicly traded on the Tel Aviv Stock Exchange, which he founded in 1992. Prior to Mofet, from 1998 to 1992, Mr. Peres was Vice President of Marketing and Business Development at Decision Systems Israel, a real-time software developer traded on the Tel Aviv Stock Exchange. From 1986 to 1998, Mr. Peres served as Senior Consultant to Israel Aircraft Industries, Ltd. a manufacturer of aerospace and large electronic systems. Mr. Peres currently serves on the boards of numerous Pitango portfolio companies including Mercado Software, Inc., a provider of ecommerce search, navigation and merchandising solutions; Olive Software, Inc., a provider of extensible markup language, or XML, automation software Provigent, Inc., a provider of integrated silicon solutions for the broadband wireless industry; RADWIN Ltd., a developer of broadband wireless solutions; and Speedbit Ltd., a developer of content delivery systems over the Internet. Since 2003, Mr. Peres has been a member of the Executive Board of the Israel Venture Association, an organization representing the Israeli venture capital community, which he co-founded in 1996. Since 2002, Mr. Peres has served on the Board of the University Authority for the Applied Research and Industrial Development Ltd., the technology transfer company of Tel Aviv University, and, since 2003, Mr. Peres has served as Chairman of the Advisory Board of the Tel Aviv University Faculty of Management. Mr. Peres also has served on the Board of Governors of the Weizmann Institute of Science, an international center for scientific research and graduate study, since 2004. Mr. Peres holds a B.Sc. in Industrial Engineering and Management and an M.B.A. from Tel Aviv University, Israel.

Yoram Oron has served as a director since March 2007. Mr. Oron was appointed by Vertex Israel II Management, Ltd. Since 1996, Mr. Oron has served as a Managing Partner at Vertex Venture Capital, a venture capital firm investing in Israeli technology companies, which he founded in 1996. From 1992 to 1996, Mr. Oron served as President and Chief Executive Officer of Aryt Industries, Ltd., a holding company with interests in the defense, technology and medical sectors. From 1989 to 1992, Mr. Oron served as Vice-President of Geotek Communications, Inc., a provider of mobile communication services. Mr. Oron currently serves on the board of directors of several companies, including NovaFora, Inc., a developer of high definition video processors for consumer multimedia entertainment products, and Genoa Color Technologies, Ltd., a developer of solutions for flat panel display televisions. Mr. Oron holds a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, Israel and an M.B.A from Tel-Aviv University, Israel.

Executive Officers

Mark Favreau has served as the President of Voltaire, Inc., our wholly-owned U.S. subsidiary, since December 2005. Prior to his position as President, Mr. Favreau served as Executive Vice President of Global Sales and Support from 2003 to 2006. Prior to joining us, Mr. Favreau served as Vice President of Sales and Marketing at InfiniSwitch Corporation in 2003, a provider of Switched Fabric Networking solutions for enterprise data center high availability computing and high-performance computing server clusters. From 1999 to 2003, Mr. Favreau served as Vice President of Global OEM Sales at Brocade Communications Systems, Inc., a publicly traded company that provides platforms, solutions and services for shared storage environments. From 1991 to 1999, Mr. Favreau served as Director of Channel Sales at Silicon Graphics, Inc., a manufacturer of high-performance computing solutions. From 1984 to 1991, Mr. Favreau held senior sales executive positions with Tektronix, Inc., a public corporation in the testing and measuring equipment industry, and CalComp Technology, Inc., a producer of plotters, digitizers and other graphic input/output devices. Mr. Favreau holds a B.A. in Business Administration from St. Michael’s College.

Josh Siegel has served as our Chief Financial Officer since December 2005. Prior to his position as Chief Financial Officer, from April 2002 to December 2005, Mr. Siegel first served as Director of Finance and then served as Vice President of Finance. Prior to joining us, from 2000 to 2002, Mr. Siegel was Vice President of

Finance at KereniX Networks Ltd, a terabit routing and transport system company. From 1995 to 2000, Mr. Siegel served in various positions at Lucent Technologies Networks Ltd., a telecommunication equipment manufacturer, including controller and treasurer. Prior to Lucent Technologies Networks Ltd., from 1990 to 1995, Mr. Siegel served in various positions at SLM Corporation (Sallie Mae — Student Loan Marketing Association), a federally established, publicly traded corporation and parent company to a number of college savings, education-lending and debt-collection companies, including Director of Capital Markets and Director of Credit Risk Management. Mr. Siegel holds a B.A. in Economics and an M.B.A., with a concentration in Finance, from the University of Michigan in Ann Arbor.

Jacob (Koby) Segal has served as our Chief Operating Officer since December 2005. Prior to his position as Chief Operating Officer, from 2001 to 2005, Mr. Segal served as the general manager of our offices in Israel and Vice President of Research and Development. Prior to joining us, from 1998 to 2001, Mr. Segal was Vice President of Research and Development and Customer Support at Lucent Technologies Inc. and then Avaya (after its spin-off from Lucent Technologies, Inc.). From 1995 to 1998, Mr. Segal served as Director of Research and Development at Madge Network N.V., a wholly-owned subsidiary of Lannet Data Communications Ltd., supplying advanced Ethernet, ATM and multilayer switching solutions. Prior to 1995, Mr. Segal served in various positions at Lannet Data Communications Ltd., including Director of Research and Development, Manager of Hardware Development and LAN switch project manager. Mr. Segal holds a B.Sc. in electrical engineering and electronics from Tel Aviv University, Israel and an M.B.A. from Heriot-Watt University in Edinburgh, Scotland.

Yaron Haviv has served as our Chief Technology Officer since 2001. Previously, from 1999 to 2001, Mr. Haviv served as Vice President of Research and Development and, from 1997 to 1999, was the chief designer responsible for the system architecture of our InfiniBand solutions. Prior to joining us, from 1995 to 1997, Mr. Haviv served as a hardware and chip designer at Scitex Corporation Ltd., an Israeli-based developer, manufacturer, marketer and servicer of interactive computerized prepress systems for the graphic design, printing, and publishing markets. From 1991 to 1995, Mr. Haviv served as an independent software consultant conducting software projects for private and government institutes. Mr. Haviv holds a B.Sc. in Electrical Engineering from Tel-Aviv University, Israel.

Patrick Guay has served as our Senior Vice President of Marketing since April 2005. Prior to joining us, from January 2003 to April 2005, Mr. Guay was Executive Vice President of Marketing at netForensics, Inc., a provider of security information management solutions. From November 1993 to November 2002, Mr. Guay held several key positions at 3Com Corporation, a global provider of networking solutions, including Vice President, Worldwide Marketing and Vice President and General Manager, LAN Infrastructure Division. From 1989 to 1993, Mr. Guay served in business development roles at Control Data Corporation, a supercomputer firm.

Amir Prescher is a founder of Voltaire and has served as Vice President of Business Development since 2001. Previously, from 1999 to 2001, Mr. Prescher served as our Vice President of Marketing and, from 1997 to 1999, Mr. Prescher served as our Vice President of Research and Development. Prior to joining, from 1987 to 1997, Mr. Prescher served as an officer in Israel’s Defense Forces Technical Intelligence Unit.

Corporate Governance Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of The Nasdaq Global Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “foreign private issuer exemption” only with respect to the quorum requirement for meetings of our shareholders. Under our articles of association to be effective following this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under The Nasdaq Global Market requirements. This quorum requirement is the default requirement under the Israeli Companies law. We otherwise intend to comply with the rules of the Securities and Exchange Commission and The Nasdaq Global Market requiring that listed companies maintain an audit committee comprised of three independent directors, and with The Nasdaq Global Market rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. In addition, following the closing of this offering, we intend to comply with Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

Board of Directors and Officers

Our current board of directors consists of seven directors. Certain of our directors were appointed to our board pursuant to rights contained in our existing articles of association as indicated in the biography of each such director. Our articles of association to be effective upon the closing of this offering provide that we may have up to nine directors.

Under our articles of association to be effective upon the closing of this offering, our directors (other than the outside directors, whose appointment is required under the Companies Law; see “— Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2008 and after, each year the term of office of only one class of directors will expire. Class I directors, consisting of Eric Benhamou, Yoram Oron and Nechemia (Chemi) J. Peres, will hold office until our annual meeting of shareholders to be held in 2008. Class II directors, consisting of Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman will hold office until our annual meeting of shareholders to be held in 2009. Class III directors, consisting of Miron (Ronnie) Kenneth and P. Kevin Kilroy, will hold office until our annual meeting of shareholders to be held in 2010. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our articles of association to be effective upon the closing of this offering, the approval of a special majority of the holders of at least 75.0% of the voting rights present and voting at a general meeting (excluding abstentions) is generally required to remove any of our directors from office. The holders of a majority of the voting power present and voting at a meeting (excluding abstentions) may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than vacancies created by an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders or until a special general meeting is convened in order to fill such vacancy, unless earlier removed by the vote of a simple majority of the directors then in office prior to such shareholders meeting. See “— Outside Directors” for a description of the procedure for election of outside directors.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise that our board of directors should include. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Benhamou and Gill have such expertise.

Each of our executive officers serves at the discretion of the board of directors and holds office until his or her resignation or removal. There are no family relationships among any of our directors or executive officers.

Outside Directors

Qualifications of Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” which also includes companies with shares listed on The Nasdaq Global Market, are required to appoint at least two outside directors at a shareholders’ meeting to be held within three months after the closing of this offering.

A person may not serve as an outside director if at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, or the person’s partner or employer, have or had any affiliation with us or any entity controlled by or under common control with us during the prior two years, or which controls us at the time of such person’s appointment.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the public offering.

The term relative is defined as spouses, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of each of these persons.

The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an outside director if the person’s position or other business create, or may create, a conflict of interests with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time an outside director is appointed all current members of the board of directors are of the same gender, then that outside director must be of the other gender.

The Companies Law provides that an outside director must meet certain professional qualifications or have financial and accounting expertise, and that at least one outside director must have financial and accounting expertise. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of The Nasdaq Global Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are required to meet the professional qualifications only. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an outside director, or (3) the director has at least five years of cumulative experience serving in one or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive professional services for payment from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of Outside Directors

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•	the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and he or she may be reelected to additional terms of three years each by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Reelection to each additional term beyond the first extension must comply with the following additional conditions: (1) the audit committee and, subsequently, the board of directors confirmed that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the general meeting of the company’s shareholders, prior to its approval of the reelection of the outside director, was informed of the term previously served by him or her and of the reasons of the board of directors and audit committee for the extension of the outside director’s term. Outside directors may only be removed by the same majority of shareholders as is required for their election, or by a court, as follows: (1) if the board of directors is made aware of a concern that an outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified, and if the board of directors determines that the concern is justified, to call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the outside director; and (2) at the request of a director or a shareholder of the company, a court may remove an outside director from office if it determines that the outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (3) at the request of the company, a director, a shareholder or a creditor of the company, a court may remove an outside director from office if it determines that the outside director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law. If the vacancy of an outside directorship causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director.

Each committee to which the company’s board delegates power is required to include at least one outside director and our audit and finance committee is required to include all of the outside directors.

An outside director is entitled to compensation in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

Nasdaq Requirements

Under the rules of The Nasdaq Global Market, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that all of our directors, other than Miron (Ronnie) Kenneth meet the independence standards contained in the rules of The Nasdaq Global Market. We do not believe that any of these directors has a relationship that would preclude a finding of independence under these rules and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

Audit and Finance Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

•	chairman of the board of directors;

•	controlling shareholder or a relative of a controlling shareholder; and

•	any director employed by the company or who provides services to the company on a regular basis.

Nasdaq Requirements

Under The Nasdaq Global Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. We have constituted an audit and finance committee. Our audit and finance committee members are required to meet additional independence standards, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by The Nasdaq Global Market.

Approval of Transactions with Office Holders and Controlling Shareholders

The approval of the audit and finance committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term controlling shareholder means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50.0% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25.0% or more of the voting rights of the company if the company has no shareholder that owns more than 50.0% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit and finance committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Audit and Finance Committee Role

Our board of directors has adopted an audit and finance committee charter setting forth the responsibilities of the audit and finance committee consistent with the rules of the Securities and Exchange Commission and The Nasdaq Global Market rules which include:

•	retaining and terminating the company’s independent auditors, subject to shareholder ratification;

•	pre-approval of audit and non-audit services provided by the independent auditors; and

•	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit and finance committee is to identify irregularities in the business management of the company in consultation with the internal auditor or the company’s independent auditors and suggest an appropriate course of action to the board of directors and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required. The audit and finance committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification.

Our audit and finance committee consists of our directors, Eric Benhamou (Chairman), Thomas Gill and Dr. Yehoshua (Shuki) Gleitman. The financial expert on the audit and finance committee pursuant to the definition of the Securities and Exchange Commission is Eric Benhamou. Under the Companies Law, the outside directors who will be appointed within three months after our becoming a “public company” must be members of our audit and finance committee.

Compensation Committee

We have established a compensation committee consisting of our directors Thomas Gill (Chairman), Yehoshua (Shuki) Gleitman, P. Kevin Kilroy and Nechemia (Chemi) J. Peres. At least one of the outside directors to be appointed within three months after our becoming a “public company” must be a member of our compensation committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with The Nasdaq Global Market rules which include:

•	reviewing and recommending overall compensation policies with respect to our chief executive officer and other executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers including evaluating their performance in light of such goals and objectives;

•	reviewing and approving the granting of options and other incentive awards; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

We have established a nominating and governance committee consisting of our directors Eric Benhamou (Chairman), P. Kevin Kilroy and Thomas Gill. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee consistent with The Nasdaq Global Market rules which include:

•	reviewing and recommending nominees for election as directors;

•	developing and recommending to our board corporate governance guidelines and a code of conduct and ethics for our directors, officers and employees in compliance with applicable law;

•	reviewing developments relating to corporate governance issues;

•	reviewing and making recommendations regarding board member skills and qualifications, the nature of duties of board committees and other corporate governance matters; and

•	establishing procedures for and administering annual performance evaluations of our board.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

An interested party is defined in the Companies Law as a holder of 5.0% or more of the issued share capital or voting power in a company, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. We intend to appoint an internal auditor following the closing of this offering.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents in his or her possession relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not extraordinary.

“Personal interest” is defined under the Companies Law to include a personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party.

Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that may have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under certain circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee, may generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, it also requires approval of the shareholders of the company.

Under the Companies Law, unless the articles of association provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors. If it is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required, as well. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order. Our articles of association provide that a non-extraordinary transaction with an office holder, or with a third party in which an office holder has a personal interest, may be approved by our board of directors or by a committee of our board of directors to which out board of directors has delegated its authority for such purpose. Our board of directors has delegated such authority to the compensation committee.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least one-third of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 1.0% of the voting rights in the company.

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	approval of related party transactions that require shareholder approval.

A shareholder also has a general duty to refrain from acting to the detriment of other shareholders.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under the company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of the our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Compensation of Office Holders

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock based compensation, for the three months ended March 31, 2007 was approximately $0.5 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. None of our directors has so far received any cash compensation for his or her services as a director other than reimbursement of expenses.

Commencing July 1, 2007, we will pay an annual cash retainer and per meeting cash fee to each of our non-employee directors and will reimburse them for expenses arising from their board membership. The annual cash retainer will be comprised of a base amount of $20,000 to each person serving as a director, plus an annual amount of up to $5,000 for membership or chairmanship on a committee of the board of directors. Our lead independent director, who is currently Eric Benhamou, will receive an additional annual cash retainer of $25,000. Our outside directors will each receive an annual cash retainer equal to the lower of $26,000 and the maximum amount permitted under the Israeli regulations with respect to annual compensation of outside directors. In addition, each existing non-employee director who does not currently hold options to purchase our ordinary shares and each future non-employee director will receive upon his or her appointment, election or reelection, an initial grant of options to purchase 50,000 of our ordinary shares, subject to a four year vesting period. At such time as the options granted to each of our existing and future non-employee directors become fully vested and every twelve months thereafter, such director will be granted additional options to purchase 12,500 of our ordinary shares, subject to a one-year vesting period. The vesting of the options granted to a non-employee director will be accelerated upon a change of control as part of which such non-employee director is asked to resign, is terminated or is not asked to become a director in the successor company.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. These agreements each contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. See “Certain Relationships and Related Party Transactions — Agreements with Directors and Officers — Employment of Ronnie Kenneth”, “Employment of Mark Favreau” and “Employment of Patrick Guay” for additional information.

Share Options Plans

We have adopted four stock option plans and, as of March 31, 2007, we had (i) 3,604,976 ordinary shares reserved for issuance under these plans, with respect to which options to purchase 2,977,803 ordinary shares at a weighted average exercise price of $1.26 and options to purchase 6,127 ordinary shares at an exercise price of $320.00 were outstanding, and (ii) options to purchase 45,307 ordinary shares already exercised by certain of the grantees and such shares had been issued by us. As of March 31, 2007, options to purchase 2,004,309 ordinary shares were vested and exercisable. Any shares underlying any option that terminates without exercise under any of our plan become available for future issuance under all plans. However, following the adoption of our 2003 Section 102 Plan, we stopped making any grants under our 2001 Section 102 Plan. Furthermore, there will be no additional grants under our 2001 Plan following the date on which the 2007 Incentive Compensation Plan becomes effective, which is the date of closing of this offering, and there will be no additional grants under our 2003 Section 102 Plan following the approval of our 2007 Plan by the Israeli tax authority, which is expected within three months of the date of this prospectus.

The following table provides information regarding the options to purchase our ordinary shares by each of our directors or executive officers beneficially owning greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares immediately prior to the closing of this offering:

	Number of Shares			Total Shares
	Underlying	Exercise		Underlying
Name	Options	Price	Expiration Date	Options

Ronnie Kenneth	692,863	$1.00	July 13, 2014
	141,332	1.00	June 5, 2015
	184,172	1.00	January 1, 2016
	27,101	4.40	February 22, 2017
	275,799	8.00	May 21, 2017	1,321,267
Mark Favreau	213,144	$1.00	July 13, 2014
	7,500	8.00	May 21, 2017	220,644

2007 Incentive Compensation Plan

We adopted the 2007 Incentive Compensation Plan to become effective upon the closing of this offering. Following the approval of the 2007 plan by the Israeli tax authorities, which we expect will be within three months of the date of this prospectus, we will only grant options or other equity incentive awards under the 2007 plan, although previously-granted options will continue to be governed by our other plans. The 2007 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

We may issue up to 296,249 ordinary shares remaining available for issuance and not subject to outstanding awards under our 2003 Section 102 Plan, 2001 Section 102 Plan and 2001 Plan on June 22, 2007, upon the exercise or settlement of share options or other equity incentive awards granted under the 2007 plan. The number of ordinary shares that we may issue under the 2007 plan will increase on the first day of each fiscal year during the term of the 2007 plan, in each case in an amount equal to the lesser of (i) 1,500,000 shares, (ii) 4.0% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2007 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2007 plan or our 2003 Section 102 Plan, 2001 Section 102 Plan or 2001 Plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2007 plan. As of the closing of this offering, no options or other awards will have been granted under the 2007 plan.

A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2007 plan. The exercise price of each option granted under the 2007 plan will be determined by our compensation committee and for “incentive stock options” shall be equal to or greater than the fair market value of our ordinary shares at the time of grant (except for any options granted under the 2007 plan in substitution or exchange for options or awards of another company involved in a corporate transaction with us or a subsidiary, which will have an exercise price that is intended to preserve the economic value of the award that is replaced). The exercise price of any share options granted under the 2007 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation committee, such as a cashless broker-assisted exercise that complies with law.

Our compensation committee may also grant, or recommend that our board of directors to grant, other forms of equity incentive awards under the 2007 plan, such as restricted share awards, share appreciation rights, restricted share units and other forms of equity-based compensation.

Israeli participants in the 2007 plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. We have elected to issue our options and shares under Section 102(b)(2) of the ordinance, the capital gains track. To comply with the capital gains track, all options and shares issued under the plan, as well as any shares received subsequently following any realization of rights with respect to such options and shares, are granted to a trustee and should be held by the trustee for a period of two years from the date of grant. Under the capital gains track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Under certain conditions we will be able to change our election with respect to future grants under the plan. In addition, we will be able to make a different election under a new plan. Any stock options granted under the 2007 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee and stated in the option agreement.

Our compensation committee will administer the 2007 plan. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 2007 plan. The compensation committee will select which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants shall receive options or other awards under the 2007 plan and will determine, or recommend to our board of directors, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised (however, options generally may not be exercised later than 10 years from the grant date of an option) or may be settled or paid, and the other terms and conditions of such options and other awards under the 2007 plan in accordance with the provisions of the 2007 plan. Holders of options and other equity incentive awards may not transfer those awards, unless they die or, except in the case of incentive stock options, the compensation committee determines otherwise.

If we undergo a change of control, as defined in the 2007 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the compensation committee may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options and other awards; and (b) the compensation committee, in its discretion, may adjust outstanding awards by substituting ordinary shares or other securities of any successor or another party to the change of control transaction, or cash out outstanding options and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction.

Subject to particular limitations specified in the 2007 plan and under applicable law, our board of directors may amend or terminate the 2007 plan, and the compensation committee may amend awards outstanding under the 2007 plan. The 2007 plan will continue in effect until all ordinary shares available under the 2007 plan are delivered and all restrictions on those shares have lapsed, unless the 2007 plan is terminated earlier by our board of directors. No awards may be granted under the 2007 plan on or after the tenth anniversary of the date of adoption of the plan.

The 2003 Section 102 Stock Option/Stock Purchase Plan

The 2003 Section 102 Stock Option/Stock Purchase Plan, or the 2003 Section 102 Plan, provides for the grant of stock options or issuance of shares under share purchase agreements to our and our affiliates’ employees, including officers and directors. As of March 31, 2007, there were (i) options to purchase 1,931,641 ordinary shares outstanding under the 2003 Section 102 Plan, of which 1,413,568 were vested and exercisable and (ii) options to purchase 45,307 ordinary shares under the 2003 Section 102 Plan that were already exercised.

The terms of the 2003 Section 102 Plan are intended to comply with Section 102 of the Israeli Income Tax Ordinance, or the ordinance, following its amendment in 2003, which allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents for tax purposes, to receive favorable tax treatment for compensation in the form of shares or share options.

We have elected to issue our options and shares under Section 102(b)(2) of the ordinance, the capital gains track. To comply with the capital gains track, all options and shares issued under the plan, as well as any shares received subsequently following any realization of rights with respect to such options and shares, are granted to a trustee and should be held by the trustee for a period of two years from the date of grant if granted after January 1, 2006, or for a period, which is the lesser of 30 months from the date of grant or two years following the end of the tax year in which the options or shares were originally granted, if granted before January 1, 2006.

The 2003 Section 102 Plan is administered by our board of directors which has delegated responsibilities to our compensation committee. Our compensation committee is authorized to determine the grantees of options and the terms of the grant, including, the number and type of options or shares granted, exercise prices, method of payment, vesting schedules, and all other matters necessary in the administration of the 2003 Section 102 Plan. Our board of directors determines the maximum number of shares that may be issued under the 2003 Section 102 Plan. An appropriate and proportionate adjustment will be made in (1) the maximum number and kind of shares reserved for issuance under the 2003 Section 102 Plan, (2) the number and kind of shares or other securities already issued under the 2003 Section 102 Plan or subject to any outstanding options and (3) the per share exercise prices of outstanding options, in the event of stock dividends, stock splits, mergers, asset sales, reorganizations, recapitalizations or other corporate transactions that affect our shares as described in the 2003 Section 102 Plan.

Options under the 2003 Section 102 Plan generally vest and become exercisable over a period of four years with 25% vesting on the first anniversary of the vesting start date and 6.25% vesting at the end of each subsequent three months period. See “Certain Relationships and Related Party Transactions — Agreements with Directors and Officers — Employment Agreements” for a description of accelerating provisions applicable to options held by Miron (Ronnie) Kenneth, Mark Favreau and Patrick Guay. Options generally expire ten years from the grant date. Grantees may exercise their options after seven years from the grant date, unless our board of directors decides otherwise. However, vested options may be exercised earlier upon the earlier of (1) the date we sell our shares in an underwritten public offering (an “IPO”) (2) the date our board of directors approves the final form of the documents for an acquisition event, defined as a (i) merger, acquisition or consolidation, resulting in our voting securities outstanding immediately prior thereto (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) representing immediately thereafter less than 50% of the combined voting power of our voting securities or the voting securities of such surviving or acquiring entity; (ii) sale of all or substantially all of our assets; or (iii) our complete liquidation, or (3) if a grantee’s employment terminates for any reason other than for cause before such IPO or acquisition event, the grantee or his estate may exercise his vested options as described in the paragraph below, subject to compliance with any requirements prescribed by our compensation committee. Options may not be transferred, except upon the grantee’s death by will or the laws of descent and distribution.

If we terminate an employee for cause, all of the employee’s options expire on the cessation date, unless our compensation committee decides otherwise. Upon termination of employment for any reason, other than for cause or death or disability, the grantee may exercise his or her vested options within three months of the date of termination, unless prescribed otherwise by our compensation committee. Upon termination of employment due to death or disability, an employee or his or her estate may exercise his or her vested options within twelve months from the date of death or disability. Options may not, however, be exercised after the option’s expiration date.

Upon the occurrence of an acquisition event, our board of directors will take any one or more of the following actions with respect to the outstanding options: (i) provide that the outstanding options will be assumed, or have equivalent options substituted, by the acquiring or succeeding corporation, as long as those substituted options satisfy Section 102, (ii) provide that all unexercised options will become exercisable in full or in part as of a specified time and terminate immediately prior to the acquisition event, (iii) if the terms of the acquisition event provide that the holders of outstanding ordinary shares will receive upon consummation of the acquisition event a cash payment for each share surrendered in the acquisition event, make or provide for a cash payment to grantees that is equal to the acquisition price per share times the shares subject to the grantee’s vested options, minus the aggregate exercise price of such vested options, in exchange for the termination of vested and unvested options, or (iv) provide that all vested and unvested outstanding options will terminate immediately prior to the acquisition event.

The 2003 Section 102 Plan provides that the trustee will vote the shares held by it in trust pursuant to the terms of this plan in accordance with the directions of our board of directors.

Our board of directors may at any time amend or terminate the 2003 Section 102 Plan provided, however, that any such action shall not adversely affect any options or shares granted under the plan prior to such action. Unless terminated earlier by our board of directors, the 2003 Section 102 Plan will terminate in 2013.

The 2001 Section 102 Stock Option/Stock Purchase Plan

The 2001 Section 102 Stock Option/Stock Purchase Plan, or the 2001 Section 102 Plan provided for the grant of shares or share options to our employees. As of March 31, 2007, there were options to purchase 1,403 ordinary shares outstanding under the 2001 Section 102 Plan, all of which were vested and exercisable, and none of which were exercised.

The terms of the 2001 Section 102 Plan are intended to comply with Section 102 of the ordinance, as was in effect in 2001 and prior to its amendment in 2003, which allows employees, who are considered Israeli residents for tax purposes, to receive favorable tax treatment for compensation in the form of shares or share options. Other than the different tax treatment, the terms of our 2001 Section 102 Plan are substantially similar to the terms of the our 2003 Section 102 Plan. Our 2001 Section 102 Plan will terminate in 2011.

2001 Stock Option Plan

The 2001 Stock Option Plan, or the 2001 Plan, provides for the grant of stock options to our and our affiliates’ consultants and advisors and non-Israeli employees, officers and directors. As of March 31, 2007, there were options to purchase 1,050,886 ordinary shares outstanding, of which 589,338 were vested and exercisable, and none of which were exercised.

Options granted under the 2001 Plan that are granted to persons who are considered U.S. residents for tax purposes may be either incentive stock options under the requirements of Section 422 of the U.S. Internal Revenue Code, or the Code, or non-statutory stock options that are not intended to meet those requirements. Incentive stock options may only be granted to employees of us or any parent or subsidiary of us. In respect of incentive stock options, the 2001 Plan provides for special terms relating to exercise price and dollar limitation on vesting of incentive stock options, as required to meet the requirements of Section 422 of the Code. Other than the different tax treatment, the terms of our 2001 Plan are substantially similar to the terms of our 2003 Section 102 Plan. Our 2001 Plan will terminate in 2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Financing Transactions

Original rounds of financing.  Since our founding, we have raised capital through multiple rounds of financing. Between 1997 and 2002, we raised capital through sales of our ordinary shares and our Series A, Series B, Series B1, Series C, Series D, Series D1 and Series D2 preferred shares.

Series E financing.  In 2004, we sold Series E preferred shares convertible into 3,749,994 ordinary shares, at a purchase price per share of $4.00 for an aggregate investment of $15.0 million. In 2005, we sold additional Series E preferred shares convertible into 4,249,997 ordinary shares, at a purchase price per share of $4.00 for an aggregate investment of $17.0 million. Each Series E preferred share will convert into one ordinary share upon the closing of this offering.

In connection with the sale of our Series E preferred shares in 2004, our Series A, Series B and Series B1 preferred shares were converted into ordinary shares. At the time of this conversion, we issued junior liquidation securities to the SFK Group, Pitango Venture Capital Group, K.T. Concord, the Challenge Fund-Etgar II, LP and other shareholders. The junior liquidation securities entitle the holders to an aggregate payment of $1.8 million, following payment of certain required amounts to the holders of the Series C, D, E, and E2 preferred shares, if we complete a merger transaction or are acquired or liquidated. The junior liquidation securities do not have voting rights and will be cancelled upon the closing of this offering for no consideration.

The following table sets forth the number of ordinary shares resulting from conversion upon the closing of this offering of the Series E preferred shares purchased by entities which, as of the date of this prospectus, beneficially own more than 5.0% of our outstanding ordinary shares assuming the conversion of all of our outstanding preferred shares:

		Number of Ordinary
		Shares Resulting from the
	Aggregate	Conversion of Series E
Shareholder	Purchase Price	Preferred Shares

BCF II Belgium Holding SPRL (an affiliate of Baker Capital)	$8,068,000	2,017,000
Pitango Venture Capital Group	6,684,000	1,670,998
Vertex Venture Capital Group	7,468,000	1,866,998
Tamir Fishman Group	2,133,590	533,395
SFK Group	2,186,236	546,558

Series E2 financing.  In February and March 2007, we sold Series E2 preferred shares convertible into 1,802,654 ordinary shares, at a purchase price per underlying share of $6.32 in consideration for an aggregate investment of $11.4 million. Each Series E2 preferred share will convert into one ordinary share upon the closing of this offering. The following table sets forth the number of ordinary shares resulting from conversion upon the closing of this offering of the Series E2 preferred shares purchased by entities which, as of the date of this prospectus, beneficially own more than 5.0% of our outstanding ordinary shares assuming the conversion of all of our outstanding preferred shares:

		Number of Ordinary
		Shares Resulting from the
	Aggregate	Conversion of Series E2
Shareholder	Purchase Price	Preferred Shares

BCF II Belgium Holding SPRL (an affiliate of Baker Capital)	$3,183,671	503,745
Pitango Venture Capital Group	2,453,860	388,265
Vertex Venture Capital Group	1,577,984	249,679
SFK Group	741,687	117,354
Tamir Fishman Group	769,273	121,717

Rights of Appointment

Our current board of directors consists of seven directors. Under our articles of association in effect prior to this offering, the following shareholders or groups of shareholders have the right to appoint directors to our board:

•	our Chief Executive Officer is a director, ex officio;

•	holders of our Series E and Series E2 preferred shares may appoint two directors, one of whom is appointed by BCF II Belgium Holding SPRL, an affiliate of Baker Capital, and one of whom is appointed by Vertex Venture Capital Group;

•	holders of our Series D preferred shares may appoint two directors, one of whom is appointed by BCF II Belgium Holding SPRL, an affiliate of Baker Capital, and one of whom is appointed by Pitango Venture Capital Group;

•	holders of our Series C preferred shares may appoint one director, who is appointed by Shrem Fudim Kelner Technologies Ltd.;

•	one director must be an industry expert who is nominated by us, and subject to the approval of BCF II Belgium Holding SPRL, an affiliate of Baker Capital, and either Vertex Venture Capital Group or Pitango Venture Capital Group; and

•	one director is appointed by the unanimous consent of BCF II Belgium Holding SPRL, an affiliate of Baker Capital, Vertex Venture Capital Group and Pitango Venture Capital Group.

In addition, each of Challenger Fund-Etgar II L.P. and Tamir Fishman Group are currently entitled to appoint an observer to attend meetings of our board of directors. All rights to appoint directors and observers will terminate upon the closing of this offering, although currently-serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of directors expires.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Registration Rights

We have entered into an amended and restated shareholders’ rights agreement with certain of our shareholders pursuant to which 9,220,729 ordinary shares resulting from conversion of our issued and outstanding preferred shares are entitled to the registration rights described below. Under this agreement, the following entities which, as of the date of this prospectus, beneficially own more than 5.0% of our ordinary shares, assuming the conversion of all of our outstanding preferred shares into ordinary shares, are entitled to registration rights: BCF II Belgium Holding SPRL, an affiliate of Baker Capital, Vertex Venture Capital Group, Pitango Venture Capital Group and the SFK Group.

Demand registration rights.  At any time following the closing of this offering, we are required to file a registration statement in respect of ordinary shares held by our former preferred shareholders as follows:

•	Preferred E/E2 Registration. We are required to effect up to two registrations (a “Preferred E/E2 Registration”) at the request of BCF II Belgium Holding SPRL, an affiliate of Baker Capital, together with Vertex Venture Capital Group or Pitango Venture Capital Group.

•	Preferred D Registration. At any time following a request for a Preferred E/E2 Registration, we are required to effect up to two registrations (a “Preferred D Registration”) at the request of one or more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our Series D preferred shares that are entitled to registration rights.

•	Preferred C Registration. At any time following both a request for a Preferred E/E2 Registration and a request for a Preferred D Registration, we are required to effect up to two registrations (a “Preferred C Demand”) at the request of one or more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversation of our Series C preferred shares that are entitled to registration rights.

With respect to the above registrations: (1) we are not required to effect a Preferred C Registration or a Preferred D Registration within 180 days after the effective date of a registration statement for a Preferred C Registration, a Preferred D Registration, a Preferred E/E2 Registration, a registration on Form F-3 or another registration by us, (2) we are required to give notice of a demand for a Preferred C Registration, a Preferred D Registration or a Preferred E/E2 Registration to the other shareholders holding ordinary shares resulting from conversion of our preferred shares that are entitled to registration rights and include their shares in the registration if they so request, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan or pursuant to a registration on Form F-4 or S-4) within 90 days after any such registration without the consent of shareholders holding ordinary shares that are entitled to registration rights representing in the aggregate at least 50% of the ordinary shares resulting from the conversion of our preferred shares.

In the event that the managing underwriter advises that the number of securities requested to be included in such registration exceeds the number that can be sold in such offering without adversely affecting the underwriter’s ability to effect an orderly distribution of such securities at the price per share in such offering:

•	in the case of a Preferred E Registration, the shares will be included in the registration statement in the following order of preference: first, ordinary shares resulting from the conversion of Series E2 preferred shares and Series E preferred shares; second, ordinary shares resulting from the conversion of Series D preferred shares and Series D2 preferred shares; and third, ordinary shares resulting from the conversion of Series C preferred shares; and

•	if the registration statement is not being filed pursuant to a Preferred E Demand, we will include in the registration statement that the number of shares requested to be included that, in the opinion of the underwriters, can be sold, allocated among the holders of such securities pro rata based on the number of ordinary shares resulting from the conversion of preferred shares held by such shareholders immediately prior to the registration.

Registration on Form F-3 or S-3.  After we become eligible under applicable securities laws to file a registration statement on Form F-3 or Form S-3, as applicable, which will not be until at least 12 months after the date of this prospectus, we will file a registration statement on Form F-3 or S-3 at the request of BCF II Belgium Holding SPRL, an affiliate of Baker Capital, together with Vertex Venture Capital Group or Pitango Venture Capital Group. These shareholders may request such a registration no more than once every six months. In addition, we will file either such registration statement on Form F-3 or S-3 at the request our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our Series C preferred shares or our Series D preferred shares that are entitled to registration rights. There is no limit to the number of such registrations that these shareholders may request. In connection with the foregoing registrations: (1) we are not required to effect a registration pursuant to a request by shareholders holding registrable securities if, within the 12-month period preceding the date of such request, we have already effected one registration on Form F-3 or S-3, (2) each registration on Form F-3 or S-3 must be for anticipated proceeds of at least $500,000, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan) within 90 days after any such registration without the consent of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our preferred shares.

Piggyback registration rights.  Following this offering, shareholders holding registrable shares will also have the right to request the inclusion of their registrable shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises that the number of our securities and preferred shares included in such a request exceeds the number that can be sold in such offering without adversely affecting such underwriters’ ability to effect an orderly distribution of our securities, the shares will be included in the registration statement in the following order of preference: first, the shares that we wish to include for our own account; second, ordinary shares resulting from the conversion of Series E preferred shares and Series E2 preferred shares included in such request; third, ordinary shares resulting from the conversion of Series D preferred shares and Series D2 preferred shares; and fourth, ordinary shares resulting from the conversion of Series C preferred shares included in such request.

Termination.  All registration rights granted to holders of registrable shares terminate when all ordinary shares resulting from the conversion of preferred shares have been effectively registered under the Securities Act, or, with respect to any holder, can be sold freely during a three-month period without registration under the Securities Act.

Expenses.  We will pay all expenses in carrying out the above registrations, including the reasonable fees and expenses of one counsel to the selling shareholders.

Certain warrants.  We have also granted to holders of warrants to purchase 140,625 Series E preferred shares issuable upon the exercise of warrants granted to Lighthouse the same registration rights as are granted to holders of Series E preferred shares.

Agreements with Directors and Officers

We have entered into written employment agreements with all of our executive officers. These agreements each contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions as set forth below:

Employment of Ronnie Kenneth.  In January 2002, we entered into an agreement with Mr. Kenneth governing the terms of his employment with us for the position of Chief Executive Officer. In addition, Mr. Kenneth has executed an agreement containing standard provisions relating to confidentiality and assignment of inventions. Either party may terminate Mr. Kenneth’s employment upon 90 days prior written notice, and we can terminate Mr. Kenneth’s employment immediately upon justifiable cause (as defined in the employment agreement) or the disability of Mr. Kenneth. If Mr. Kenneth is involuntarily terminated without justifiable cause or if Mr. Kenneth voluntarily terminates his employment for good reason (as defined in the employment agreement), or in the event of a change in control, merger or acquisition transaction (as defined in the employment agreement), 50% of Mr. Kenneth’s then unvested options will vest immediately. After a change in control, merger or acquisition transaction, Mr. Kenneth’s remaining unvested options will vest over a period of one year from the transaction, or their otherwise remaining vesting period if shorter, on a monthly basis. If Mr. Kenneth is terminated (other than voluntarily by Mr. Kenneth) during this remaining vesting period after a change in control, merger or acquisition transaction, Mr. Kenneth’s unvested options will vest immediately. Mr. Kenneth’s remaining unvested options also vest immediately if he is involuntarily terminated without justifiable cause or voluntarily terminates his employment for good reason within nine months after a change in control, merger or acquisition transaction.

Employment of Mark Favreau.  In December 2003, Voltaire, Inc. entered into an agreement with Mr. Favreau governing the terms of his employment with Voltaire, Inc. for the position of Vice President of Global Sales and Support. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. Either party may terminate Mr. Favreau’s employment upon prior written notice. If we terminate his employment for any reason other than cause (as defined in the employment agreement), or if Mr. Favreau terminates his employment for good reason (as defined in the employment agreement), Mr. Favreau will vest in an additional 12.5% of the shares covered by his then unvested option. In addition, we will pay Mr. Favreau his base salary for six months, the pro-rated value of any MBO bonus, sales bonus, and commission earned during the six months prior to termination, and the value of six months of COBRA premium payments. Mr. Favreau’s outstanding unvested options will vest in full if he is terminated within 12 months following a change in control (as defined in the employment agreement).

Employment of Patrick Guay.  In April 2005, Voltaire, Inc. entered into an agreement with Mr. Guay governing the terms of his employment with Voltaire, Inc. for the position of Vice President of Marketing. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. Either party may terminate Mr. Guay’s employment upon prior written notice. If we terminate his employment for any reason other than cause (as defined in the employment agreement), or if Mr. Guay terminates his employment for good reason (as defined in the employment agreement), we will pay Mr. Guay his base salary for three months, and the pro-rated value of any bonus earned during the three months prior to termination. Certain of Mr. Guay’s unvested options will vest in full if we terminate Mr. Guay’s employment without cause, or if Mr. Guay terminates his employment for good reason within 12 months following a change in control (as defined in the employment agreement).

Options.  Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. We describe our option plans under “Management — Share Option Plans.”

Exculpation, Indemnification and Insurance.  Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management — Exculpation, Insurance and Indemnification of Directors and Officers.”

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in this offering:

•	each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares;

•	each of our directors individually;

•	each of our executive officers individually; and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth in the table below gives effect to the conversion of all preferred shares into ordinary shares. The table also includes the number of ordinary shares underlying warrants, options or rights that are exercisable within 60 days of the date of this offering. Ordinary shares subject to these warrants, options or rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these warrants, options or rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes 14,710,554 ordinary shares outstanding as of the date of this prospectus and 20,480,554 ordinary shares outstanding upon the completion of this offering.

As of the date of this prospectus, we are aware of 19 U.S. persons and entities that are holders of record of our shares holding an aggregate of 4,429,313 shares representing 30.1% of our outstanding shares immediately prior to the closing of this offering.

Unless otherwise noted below, each shareholder’s address is Voltaire Ltd., 9 Hamenofim Street Building A, Herzeliya 46725, Israel.

	Number of Shares		Percentage of Shares
	Beneficially Owned		Beneficially Owned
	Before	After	Before	After
Name and Address	Offering	Offering	Offering	Offering

Principal shareholders:
BCF II Belgium Holding SPRL(1)	4,270,522	4,270,522	29.0%	20.9
Pitango Venture Capital Group(2)	3,291,120	3,291,120	22.4	16.1
Vertex Venture Capital Group(3)	2,116,677	2,116,677	14.4	10.3
Tamir Fishman Group(4)	1,031,743	1,031,743	7.0	5.0
SFK Group(5)	1,010,116	1,010,116	6.9	4.9
Directors and executive officers:
Ronnie Kenneth(6)	874,480	874,480	5.6	4.1
Mark Favreau(7)	186,501	186,501	1.3	*
Josh Siegel(8)	54,861	54,861	*	*
Jacob (Koby) Segal(9)	130,484	130,484	*	*
Yaron Haviv(10)	122,556	122,556	*	*
Patrick Guay(11)	61,880	61,880	*	*
Amir Prescher(12)	127,931	127,931	*	*
Eric Benhamou(13)	162,183	162,183	1.1	*
Thomas J. Gill	—	—	—	—
Dr. Yehoshua (Shuki) Gleitman(14)	1,010,116	1,010,116	6.9	4.9
P. Kevin Kilroy(15)	4,270,522	4,270,522	29.0	20.9
Chemi J. Peres(16)	3,291,120	3,291,120	22.4	16.1
Yoram Oron(17)	2,116,677	2,116,677	14.4	10.3
All directors and executive officers as a group	12,409,311	12,409,311	76.3%	56.3

*	Less than 1%.

(1)	Prior to this offering, consists of 4,270,522 preferred shares owned by BCF II Belgium Holding SPRL (“BCF”), a company organized under the laws of the Kingdom of Belgium, controlled by BCF II Lux I S.à.r.l. (“BCF Lux”), a company organized under the laws of the Grand Duchy of Luxembourg. BCF Lux is owned by Baker Communications Fund II (Cayman), L.P., which holds 0.08% of the equity and voting power of BCF Lux, and Baker Communications Fund II, L.P., which holds 99.92% of the equity and voting power of BCF Lux. Baker Capital Partners (Anguilla) II, LLC, in its capacity as the general partner of Baker Communications Fund II (Cayman), L.P., and Baker Capital Partners II, LLC, a Delaware limited liability company, in its capacity as the general partner of Baker Communications Fund II, L.P., has management rights over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P., respectively. As members of the Board of Managers of each of Baker Capital Partners (Anguilla) II, LLC and Baker Capital Partners II, LLC, each of John Baker and Henry Baker is vested with shared voting and investment power over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P. Messrs. John Baker and Henry Baker each disclaim any such beneficial ownership except to the extent of his pecuniary interest therein. Baker Capital Partners (Anguilla) II, LLC is an Anguillan limited liability company with its registered office at c/o Finsco Limited, P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies. The principal address of Baker Capital Partners II, LLC is 540 Madison Avenue, New York, NY 10022.

(2)	Prior to this offering, consists of 1,837,061 preferred shares owned by Pitango Venture Capital Fund III (Israeli Sub) LP, 169,827 preferred shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non Q LP, 496,740 preferred shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 129,328 preferred shares owned by Pitango Venture Capital Fund III Trusts 2000 Ltd., 64,664 preferred shares owned by Pitango Principals Fund III (Israel) LP, 274,245 preferred shares owned by Pitango Fund II Opportunity Annex Fund L.P., 9,192 preferred shares owned by Pitango Fund II Opportunity Annex Fund (ICA) LP, 60,239 ordinary shares and 22,993 preferred shares owned by Pitango Fund II (Tax Exempt Investors) LLC, 35,391 ordinary shares and 13,571 preferred shares owned by DS Polaris Trust Company (Foreign Residents) (1997) Ltd., 15,059 ordinary shares and 5,748 preferred shares owned by Pitango Fund II, LP, 39,758 ordinary shares and 15,175 preferred shares owned by Pitango Fund II, LLC, 3,166 ordinary shares owned by DS Polaris Ltd. and 37,650 ordinary shares and 61,313 preferred shares owned by Pitango II Holdings LLC (collectively, the “Pitango Funds”). The Pitango Funds are managed by, and each of the foregoing entities is controlled by, Pitango VC Fund III (Israel) GP, the partners of which are eight private companies that are each owned by one of the following individuals: Rami Kalish, Chemi J. Peres (our director), Aaron Mankovski, Isaac Hillel, Rami Beracha, Bruce Crocker, Zeev Binman and Isaac Shrem, and each of which has shared voting and investment power of such shares. Each such individual disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Pitango Venture Capital Group is 11 Hamenofim Street, Building B, Herzeliya 46725, Israel.

(3)	Prior to this offering, consists of 1,569,982 preferred shares owned by Vertex Israel II (C.I.) Fund LP, 283,264 preferred shares owned by Vertex Israel II (A) Fund LP, 43,424 preferred shares owned by Vertex Israel II (B) Fund LP, 200,422 preferred shares owned by Vertex Israel II Discount Fund LP and 19,585 preferred shares owned by Vertex Israel II (C.I.) Executive Fund LP. Our director, Yoram Oron is a managing partner of Vertex Israel II Management Ltd., the General Partner of these funds, and has shared voting and investment power. Mr. Oron disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Vertex Venture Capital Group is 1 Hashikma Street, Savyon 56530, Israel.

(4)	Prior to this offering, consists of 515,678 preferred shares owned by Tamir Fishman Ventures II LP, 356,052 preferred shares owned by Tamir Fishman Venture Capital II Ltd., 68,968 shares owned by Tamir Fishman Ventures II (Israel) LP, 68,792 preferred shares owned by Tamir Fishman Ventures II (Cayman Islands) L.P., 16,514 preferred shares owned by Tamir Fishman Ventures II CEO Fund (U.S.) LP and 5,739 shares owned by Tamir Fishman Ventures II CEO Fund LP. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739, Israel.

(5)	Prior to this offering, consists of 778,576 preferred shares held by Platinum Venture Capital Ltd., in trust for Platinum Venture Capital L.P. (67.6%) and Platinum Venture Capital (Israel) L.P. (32.4%), 153,380 preferred shares owned by Danbar Tech 2001 L.P., 12,451 preferred shares owned by Shrem Fudim Kelner Technologies Ltd., 11,067 ordinary shares and 25,094 preferred shares owned by Shrem, Fudim, Kelner & Co. Ltd., 10,682 preferred shares owned by SFK Wing 1 LP, 9,683 preferred shares owned by SFK Wing 2 L.P. and 6,333 ordinary shares and 2,850 preferred shares owned by DS Founders Group L.P. Shrem Fudim Kelner & Co. Ltd. (“SFK”) is an Israeli public company. SFK owns sixty-eight percent ownership of Shrem, Fudim, Kelner — Technologies Ltd. (“SFKT”), an Israeli public company. Danbar Tech 2001 L.P. is fully owned by Danbar Technologies Ltd., an Israeli public company (“Danbar”). Danbar is managed by SFKT, by virtue of a management agreement, according to which SFKT nominates the majority of the Directors of the Board of Danbar. SFK Wing 1 L.P., SFK Wing 2 L.P and DS Founders Group L.P. are funds managed by subsidiaries of SFK. Platinum Venture Capital, Ltd. (“Platinum”) is co-managed by SFKT and Keppel Transportation and Communication Ltd. SFKT and SFK are also limited partners of Platinum, with SFKT holding 27.4% and SFK holding 1.1%. Our director, Dr. Yehoshua (Shuki) Gleitman is the chairman and the managing director of Danbar and a managing director of Platinum and Platinum Venture Capital (Cayman) Management, Ltd., an affiliate of Platinum. Itschak Shrem is chairman of SFK, chairman and managing director of SFKT, a director in Platinum and Platinum Venture Capital (Cayman) Management Ltd., an affiliate of Platinum, and a director in SFK — Trust Company. By virtue of his position, Dr. Gleitman exercises shared voting and investment power with respect to these shares. Dr. Gleitman disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of each of the foregoing entities is 21 Haarbaa Street, Tel-Aviv 64739, Israel.

(6)	Consists of options to purchase 874,480 shares.

(7)	Consists of options to purchase 186,501 shares.

(8)	Consists of options to purchase 54,861 shares.

(9)	Consists of options to purchase 130,484 shares.

(10)	Consists of options to purchase 122,556 shares.

(11)	Consists of options to purchase 61,880 shares.

(12)	Consists of options to purchase 127,931 shares.

(13)	Consists of 162,183 preferred shares held by Benhamou Global Ventures, LLC, a company wholly-owned and controlled by Mr. Benhamou.

(14)	Prior to this offering, consists of 17,400 ordinary shares and 992,716 preferred shares held by the SFK Group. Dr. Gleitman is a managing director of Platinum Venture Capital Fund and, by virtue of his position, exercises voting and investment power and thus beneficial ownership, with respect to the shares held by the SFK Group. Dr. Gleitman disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(15)	Prior to this offering, consists of 4,270,522 preferred shares held by BCF Belgium Holding II SPRL (“BCF”). Mr. Kilroy is a manager of Baker Capital Partners II, LLC, a Delaware limited liability company, which is the sole general partner of BCF, and, by virtue of his position, exercises voting and investment power, and thus beneficial ownership, with respect to the shares held by BCF. Mr. Kilroy disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(16)	Prior to this offering, consists of 191,263 ordinary shares held by the Pitango Group and 3,099,857 preferred shares held by the Pitango Group. Mr. Peres is a managing partner of Pitango Venture Capital Fund III and by virtue of his position, exercises voting and investment power and thus beneficial ownership, with respect to the shares held by the Pitango Group. Mr. Peres disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(17)	Prior to this offering, consists of 2,116,677 preferred shares held by the Vertex Venture Capital Group. Mr. Oron is the founder and managing partner of Vertex Israel II Management, Ltd., and, by virtue of his position, exercises voting and investment power, and thus beneficial ownership, with respect to the shares held by the Vertex Venture Capital Group. Mr. Oron disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 18,297,718 ordinary shares, and 14,183,326 preferred shares, each with a par value of NIS 0.01 per share. Immediately prior to the closing of this offering, all of our preferred shares will convert into ordinary shares. Upon the closing of this offering, our authorized share capital will consist of 200,000,000 ordinary shares, of which 20,480,544 will be issued and outstanding.

Our ordinary shares are not redeemable and following the closing of this offering will not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Our current articles will be replaced by new articles of association to be effective upon the closing of this offering and which are attached as an exhibit to the registration statement of which this prospectus forms part. The description below reflects the terms of our articles of association to be effective upon the closing of this offering.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, proxy or by written ballot. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as amendments to the articles of association, increasing the company’s authorized capital, mergers and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder or has other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, taking the shareholder’s position in a company into account.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50.0% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described under “Management — Outside Directors.”

Dividend and Liquidation Rights

Under the Companies Law, shareholder approval is not required for the declaration of a dividend, unless the company’s articles of association provide otherwise. Our articles of association provide that our board of directors may declare and distribute a dividend to be paid to the holders of ordinary shares without shareholder approval in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of profits legally available for distribution, as defined in the Companies Law, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5.0% or more of our share capital and 1.0% of our voting power or the holder or holders of 5.0% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors presides over our general meetings. In the absence of the chairperson of the board of directors or such other person, one of the members of the board designated by a majority of the directors presides over the meeting. If no director is designated to preside as chairperson, then the shareholders present will choose one of the shareholders present to be chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person, by proxy or by written ballot, who hold or represent between them at least 10% of our voting power. See “— Shareholder Meetings.”

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions).

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by the holders of 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. Under our articles of association (1) resolutions to change the minimum and maximum number of our directors and to remove a serving director from office require the approval of holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution (excluding abstentions), and (2) resolutions to amend the provisions of our articles of association with respect to the minimum and maximum number of our directors, the manner of filling vacancies on our board of directors, the terms of our classified board structure and the eligibility of a director to stand for re-election, and the nomination of persons as candidates to serve as directors, require the approval of the holders of at least two-thirds of our voting securities then outstanding.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Registration Rights

For a discussion of registration rights we have granted to shareholders, please see the section of this prospectus entitled “Certain Relationships and Related Party Transactions — Registration Rights.”

Acquisitions under Israeli Law

Full Tender Offer.  A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5.0% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred may, within three months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5.0% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90.0% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer.  The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45.0% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25.0% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25.0% of the voting rights in the company, or (iii) was from a holder of more then 45.0% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45.0% of the voting rights in the company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a certain percentage of each party’s shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of shares (including the separate vote of each class of shares of the party to the merger which is not the surviving entity) present, in person, by proxy or by written ballot, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25.0% of the voting rights or 25.0% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25.0% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Creditors are entitled to notice of the merger pursuant to regulations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-Takeover Measures

Undesignated preferred stock.  The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Following the closing of this offering, we will not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “— Voting.”

Supermajority voting.  Our amended and restated articles of association require the approval of the holders of at least two thirds of our combined voting power to effect certain amendments to our articles of association. See “— Resolutions.”

Classified board of directors.  Our amended and restated articles of association provide for a classified board of directors. See “Management — Board of Directors and Officers.”

Establishment

We were incorporated under the laws of the State of Israel in April 1997 and commenced operations in 1997. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-247196-2. Our purpose is set forth in our memorandum of association and, in addition, includes the performance of any activities which appear to us as an appropriate objective.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (718) 921-8200.

Listing

Our ordinary shares have been approved for listing on The Nasdaq Global Market under the symbol “VOLT.”

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our ordinary shares in the public market following this offering, or the perception that such sales may occur, could adversely affect prevailing market prices of our ordinary shares. Assuming no exercise of options outstanding following this offering, we will have an aggregate of 20,480,554 ordinary shares outstanding upon completion of this offering. Of these shares, the 5,770,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining 14,710,554 ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act. These rules are summarized below.

Eligibility of Restricted Shares for Sale in the Public Market

The following indicates approximately when the 14,710,554 ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144:

•	upon the closing of this offering, approximately 139,387 shares will be eligible for resale;

•	up to and including 180 days after the date of this prospectus approximately 12,768,513 shares may be eligible for resale, 9,429,476 of which would be subject to volume, manner of sale and other limitations under Rule 144; and

•	the remaining approximately 1,802,654 shares will be eligible for resale pursuant to Rule 144 upon the expiration of various one year holding periods during the six months following the 180 days after the date of this prospectus.

Lock-up Agreements

Our officers and directors, and substantially all of our shareholders have signed lock-up agreements pursuant to which, subject to certain exceptions, they have agreed not to sell or otherwise dispose of their ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of JPMorgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The lock-up agreements may be extended under certain circumstances described under “Underwriting — Lock-Up Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of ordinary shares then outstanding, which is expected to equal approximately 204,806 ordinary shares immediately after this offering; or

•	the average weekly trading volume of the ordinary shares on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, under Rule 144(k) as currently in effect, a person:

•	who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

•	who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate,

is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such “144(k) shares” may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased ordinary shares from us under a compensatory stock option plan or other written agreement before the closing of this offering is entitled to resell these shares. These shares can be resold 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with restrictions, including the holding period, contained in Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold:

•	by persons other than affiliates subject only to the manner of sale provisions of Rule 144; and

•	by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

Options

Following the completion of this offering we intend to file a registration statement on Form S-8 under the Securities Act to register 3,768,508 ordinary shares reserved for issuance under our stock option plans. The registration statement on Form S-8 will become effective automatically upon its filing. As of March 31, 2007, options to purchase 2,983,930 ordinary shares were issued and outstanding, of which options to purchase 2,004,309 ordinary shares had vested and had not been exercised. Ordinary shares issued upon exercise of a share option and registered under such registration statement will, subject to Rule 144 volume and other limitations applicable to affiliates, be available for resale in the open market, unless such shares are otherwise subject to the lock-up agreements described above.

Registration Rights

Following the completion of this offering, the holders of 9,220,729 ordinary shares are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons. These shareholders are also entitled to “piggy back” registration rights, also subject to cutback for marketing reasons. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

The discussion below should not be construed as legal or professional tax advice and does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel.

Israeli companies are generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The corporate tax rate is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

Tax Benefits and Grants for Research and Development.

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

Law for the Encouragement of Industry (Taxes), 1969.

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividend, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions.

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be generally described as follows:

•	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, based on the change in the consumer price index. The unused portion that is carried forward may be deducted in full in the following year.

•	If the company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company’s ordinary income.

•	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Law for the Encouragement of Capital Investments, 1959.

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

On April 1, 2005, a comprehensive amendment to the Investment Law came into effect. The amendment to the Investment Law includes revisions to the criteria for investments qualified to receive tax benefits. As the amended Investment Law does not retroactively apply to investment programs having an approved enterprise approval certificate issued by the Investment Center prior to December 31, 2004, our current Approved Enterprises are subject to the provisions of the Investment Law prior to its revision, while new investment and tax benefits related thereof, if any, will be subject to and received under the provisions of the Investment Law, as amended. Accordingly, the following description includes a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the Investment Law, as amended.

In 2000, our first investment program in our facility in Herzeliya Pituach was approved as an Approved Enterprise under the Encouragement of Capital Investment Law, which entitles us to certain tax benefits. Our requests for our second Approved Enterprise were also approved in December 2002. The Approved Enterprise Programs granted to us are defined in the Encouragement of Capital Investment Law as Alternative Benefits Programs. Under the terms of our Approved Enterprise, once we begin generating taxable income, we will be entitled to a tax exemption with respect to the undistributed income derived from our Approved Enterprise program for two years and will be subject to a reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is at least 49% but less than 74%, 15% if the foreign investment level is at least 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the Approved Enterprise began. We expect to utilize these tax benefits after we utilize our net operating loss carryforwards.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%, depending on the foreign (non-Israeli) investment in the company).

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

The tax benefits under the Investment Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is ancillary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel.

In addition, the benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations there under and the criteria set forth in the applicable certificate of approval. If we do not meet these conditions, in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprise currently operates in substantial compliance with all applicable conditions and criteria, but there can be no assurance that it will continue to do so.

Pursuant to the amendment to the Investment Law, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center is entitled, to approve such programs only until December 31, 2007. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as privileged enterprises). However, a privileged enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law.

A privileged enterprise may, at its discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amended Investment Law and is therefore entitled to receive such benefits provided under the amended

Investment Law. The amendment to the Investment Law addresses benefits that are being granted to privileged enterprises and the length of the benefits period.

The amended Investment Law specifies certain conditions that a privileged enterprise has to comply with in order to be entitled to benefits. These conditions include among others:

•	That the privileged enterprise’s revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise’s aggregate revenues during such year; or

•	That 25% or more of the privileged enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

There can be no assurance that we will comply with the above conditions or any other conditions of the amended Investment Law in the future or that we will be entitled to any additional benefits under the amended Investment Law.

The amendment to the Investment Law changes the definition of “foreign investment” so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Such definition now also includes acquisitions of shares of a company from other shareholders, provided that the total cost of such acquisitions is at least NIS 5 million and the company’s outstanding and paid-up share capital exceeds NIS 5 million. These changes take effect retroactively from 2003.

As a result of the amendment, tax-exempt income generated under the provisions of the Investment Law, will subject us to taxes upon distribution of such income, purchase of shares from shareholder by the company or liquidation, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

Taxation of our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends.   Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U..S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the provisions of the Income Tax Law (inflationary adjustments), 1985 do not apply to such gain, and (3) such gains did not derive from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	holders that will hold our shares through a partnership or other pass-through entity;

•	U.S. Holders (as defined below) whose “functional currency” is not the United States dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the United States Internal Revenue Code, 1986, as amended (the “Code”) existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	corporation, or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, the gross amount of any distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, other than certain distributions , if any, of our ordinary shares distributed pro rata to all our shareholders will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, dividends that we distribute should generally constitute “passive income,” or in the case of certain U.S. Holders, “financial services income,” and, for taxable years beginning after December 31, 2006, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income”. A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2010, if your holding period for such ordinary shares exceeds one year (i.e. such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, our intended use of the proceeds of this offering, and the nature of our business, we expect that we will not be classified as a PFIC for the taxable year ending December 31, 2007. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will become a PFIC for the 2007 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status determination. We have no reason to believe that our income, assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “— Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares.

Under the PFIC rules, unless a U.S. Holder makes one of the elections described in the next paragraphs, a special tax regime will apply to both (a) any “excess distribution” by the Company (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long term capital gains discussed above under “Distributions.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, which election may be made retroactively under certain circumstances, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including NASDAQ) or on certain non-U.S. stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and your adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules set forth above relating to excess distributions and realized gains would not apply for periods covered by the election. If you make a mark-to-market election after the beginning of your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

Under certain circumstances, ordinary shares owned by a Non-U.S. Holder may be attributed to a U.S. person owning an interest, directly or indirectly, in the Non-U.S. Holder. In this event, distributions and other transactions in respect of such ordinary shares may be treated as excess distributions with respect to such U.S. person, and a QEF election may be made by such U.S. person with respect to its indirect interest in the Company, subject to the discussion in the preceding paragraphs.

The Company may invest in stock of non-U.S. corporations that are PFICs. In such a case, provided that the Company is a PFIC, a U.S. Holder would be treated as owning its pro rata share of the stock of the PFIC owned by the Company. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by the Company from such a PFIC and dispositions by the Company of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming the Company receives the necessary information from the PFIC in which it owns stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by the Company, with the consequences discussed above. However, no assurance can be given that the Company will be able to provide U.S. Holders with such information.

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28.0% for years through 2010.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

We are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Number of
Ordinary
Name	Shares

J.P. Morgan Securities Inc.	2,019,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,019,500
Thomas Weisel Partners LLC	1,009,750
RBC Capital Markets Corporation	721,250

Total	5,770,000

The underwriters are committed to purchase all the ordinary shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.378 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the ordinary shares offered in this offering.

The underwriters have an option to buy up to 865,500 additional ordinary shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per ordinary shares less the amount paid by the underwriters to us per ordinary share. The underwriting fee is $0.63 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With Full
	Over-Allotment	Over-Allotment
	Exercise	Exercise

Per Share	$0.63	$0.63
Total	$3,635,100	$4,180,365

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.3 million.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We, our directors and executive officers, and substantially all of our shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our ordinary shares (including, without limitation, ordinary shares which may be deemed to be beneficially owned by such directors, executive officers, or shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our ordinary shares have been approved for listing on The Nasdaq Global Market under the symbol “VOLT”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market compared to the price at which the underwriters may purchase ordinary shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ordinary shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the ordinary shares will trade in the public market at or above the initial public offering price.

United Kingdom

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act, or the “FSMA,”) received by it in connection with the issue or sale of any ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economics Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of ordinary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU

Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ordinary shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running mangers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Federal Republic of Germany

Any offer or solicitation of ordinary shares within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG) and the German Investment Funds Act (Investmentgesetz — InvG). The offer and solicitation of securities to the public in Germany requires the approval of the offering document by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus and any other document relating to the offering of the ordinary shares have not been and will not be submitted for approval to the BaFin. This prospectus and any other document relating to the offering of the ordinary shares, as well as information contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the ordinary shares to the public in Germany, any public marketing of the ordinary shares or any public solicitation for offers to subscribe for or otherwise acquire the ordinary shares. The prospectus and other offering materials relating to the offer of the ordinary shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Italy

The offering of the ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (the “Finance Law”) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the “Issuers Regulation”) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other document relating to the ordinary shares in Italy must (1) be made in accordance with all applicable Italian laws and regulations; (2) be conducted in accordance with any relevant limitations or procedural requirements that the Bank of Italy or CONSOB may impose upon the offer or sale of the securities; and (3) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations, or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with all applicable laws and regulations.

RBC Capital Markets Corporation is an affiliate of Tamir Fishman & Co. Entities affiliated with Tamir Fishman & Co. own 121,717 of our Series E2 preferred shares which are convertible into 121,717 ordinary shares upon completion of this offering. Pursuant to NASD Conduct Rule 2710(g), these entities have agreed that the 121,717 ordinary shares will not be sold, transferred, assigned, pledged or hypothecated for a period of 180 days following the effective date of the offering.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Ori Rosen & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering relating to Israeli law will be passed upon for the underwriters by Zellermayer, Pelossof & Co., Tel-Aviv, Israel. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, given upon the authority of said firm as experts in auditing and accounting.

BDO Ziv Haft Consulting & Management Ltd., independent valuation firm, acted as an independent third-party evaluator and provided a valuation of the fair value of our ordinary shares as of the applicable grant dates. Their valuation is referred to in our audited financial statements included elsewhere in this prospectus in reliance on their report and upon the authority of that firm as experts in valuation.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Ori Rosen & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgments were rendered allows the enforcement of judgments of Israeli courts (however, the Israeli courts may waive this requirement following a request by the attorney general);

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgments are not contrary to public policy, and the enforcement of the civil liabilities set forth in the judgment does not impair the security or sovereignty of the State of Israel;

•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the obligations under the judgment are enforceable according to the laws of the State of Israel and according to the law of the foreign state in which the relief was granted.

We have irrevocably appointed Voltaire, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

VOLTAIRE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars in thousands

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
VOLTAIRE LTD.

We have audited the consolidated balance sheets of Voltaire Ltd. (the “Company”) and its subsidiary as of December 31, 2005 and 2006 and the related consolidated statements of operations, of redeemable convertible preferred shares and shareholders’ equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2005 and 2006 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2s to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective January 1, 2006 to conform with Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment”.

/s/ Kesselman & Kesselman
Kesselman & Kesselman
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
March 29, 2007 (except for Note 13(d),
as to which the date is July 9, 2007)

VOLTAIRE LTD.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,		March 31,
	2005	2006	2007
			(unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,846	$10,237	$17,221
Restricted deposit	256	267	269
Accounts receivable:
Trade	2,238	9,637	9,567
Other	907	835	2,071
Deferred cost (note 11d)		2,552	3,393
Inventories (note 11b)	3,429	3,937	6,029

Total current assets	18,676	27,465	38,550

NON CURRENT ASSETS:
Restricted long-term deposits	223	233	236
Long-term deposits	109	133	138
Funds in respect of employee rights upon retirement	579	849	892

	911	1,215	1,266

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization (note 3)	961	1,377	1,656
DEFERRED CHARGES, net of accumulated amortization		346	317

Total assets	$20,548	$30,403	$41,789

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)
(U.S. dollars in thousands, except share and per share data)

				Pro Forma
				Shareholders’
				Equity as of
	December 31,		March 31,	March 31,
	2005	2006	2007	2007
			(unaudited)	(unaudited)

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$2,370	$5,617	$5,487
Other	2,384	3,665	4,471
Deferred revenues (note 11d)	280	6,855	8,859

Total current liabilities	5,034	16,137	18,817

LONG-TERM LIABILITIES:
Long-term loan (note 5)		5,000	5,000
Warrant on redeemable convertible preferred shares (note 7)		695	921	$—

Accrued severance pay	993	1,411	1,547
Deferred revenues	188	1,348	1,409

Total long-term liabilities	1,181	8,454	8,877

Total liabilities	6,215	24,591	27,694

COMMITMENTS AND CONTINGENT LIABILITIES (note 6)
REDEEMABLE CONVERTIBLE PREFERRED SHARES of NIS 0.01 par value; aggregate liquidation amount $61,140, $65,299 and $77,772 at December 31, 2005, 2006 and March 31, 2007, respectively; None at pro forma (note 7):

Series E2, Authorized, issued and outstanding None, at December 31, 2005 and 2006; Authorized 1,898,731 shares, Issued and outstanding 1,802,654 shares, at March 31, 2007; None issued and outstanding pro forma (unaudited)

Series E, Authorized, issued and outstanding 7,999,991, at December 31, 2005; Authorized 8,140,616 shares, Issued and outstanding 7,999,991 shares, at December 31, 2006 and March 31, 2007; None issued and outstanding pro forma (unaudited)

Series D2, Authorized, issued and outstanding 252,467 shares, at December 31, 2005 and 2006 and March 31, 2007; None issued and outstanding pro forma (unaudited)
Series D, Authorized, issued and outstanding 3,299,575 shares, at December 31, 2005 and 2006 and March 31, 2007; None issued and outstanding pro forma (unaudited)
Series C, Authorized, issued and outstanding 591,937 shares, at December 31, 2005 and 2006 and March 31, 2007; None issued and outstanding pro forma (unaudited)	59,482	63,590	76,167	$—

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Ordinary shares of NIS 0.01 par value:
Authorized — 16,258,349 shares at December 31, 2005, 16,398,972 shares at December 31, 2006 and 18,297,721 shares at March 31, 2007; Issued and outstanding — 645,419 shares at December 31, 2005 and 664,814 at December 31, 2006 and 677,465 at March 31, 2007; 32,481,047 authorized and 14,624,089 issued and outstanding pro forma (unaudited)	2,293	2,365	2,413	$53,160
Junior Liquidation Securities of NIS 0.01 par value; Authorized, 180,000; Issued and outstanding 179,998 at December 31, 2005, 2006 and March 31, 2007; none at pro forma (unaudited); liquidation amount $1,800 for all periods	1,800	1,800	1,800	—
Additional paid-in capital	599	—	—	28,141
Accumulated deficit	(49,841)	(61,943)	(66,285)	(66,285)

Total shareholders’ equity (capital deficiency)	(45,149)	(57,778)	(62,072)	$15,016

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (capital deficiency)	$20,548	$30,403	$41,789

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

REVENUES	$4,916	$15,366	$30,427	$4,389	$8,580
COST OF REVENUES	3,565	10,830	19,223	2,846	5,391

GROSS PROFIT	1,351	4,536	11,204	1,543	3,189

OPERATING EXPENSES:
Research and development, net	5,958	5,917	7,694	2,003	2,714
Sales and marketing	4,327	6,045	8,281	1,604	2,106
General and administrative	2,271	2,681	3,534	711	979

Total operating expenses	12,556	14,643	19,509	4,318	5,799

LOSS FROM OPERATION	(11,205)	(10,107)	(8,305)	(2,775)	(2,610)
FINANCIAL INCOME (EXPENSES), net	144	191	(460)	102	(355)

LOSS BEFORE INCOME TAX EXPENSES	(11,061)	(9,916)	(8,765)	(2,673)	(2,965)
INCOME TAX EXPENSES		(111)	(84)		(35)

NET LOSS	(11,061)	(10,027)	(8,849)	(2,673)	(3,000)

ACCRETION OF REDEEMABLE
CONVERTIBLE PREFERRED SHARES	(2,144)	(2,959)	(3,573)	(893)	(1,054)
BENEFIT TO SERIES A, B AND B1 SHAREHOLDERS	(1,800)
CHARGE FOR BENEFICIAL CONVERSION FEATURE OF SERIES D AND D2 REDEEMABLE CONVERTIBLE PREFERRED SHARES	(362)	(482)	(535)	(134)	(149)

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(15,367)	$(13,468)	$(12,957)	$(3,700)	$(4,203)

NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS — Basic and diluted	$(29.67)	$(21.16)	$(19.92)	$(5.73)	$(6.30)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS — Basic and diluted	517,926	636,536	650,476	645,419	667,631

Pro forma net loss per share attributable to ordinary shareholders — basic and diluted (unaudited)			$(0.69)		$(0.22)

Weighted average number of ordinary shares used in computing pro forma net loss per share attributable to ordinary shareholders — basic and diluted (unaudited)			12,794,446		13,776,282

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
(U.S. dollars in thousands, except share data)

					Amount
	Redeemable Convertible		Number of Shares				Junior	Additional		Total of
	Preferred Shares		Preferred	Ordinary	Preferred	Ordinary	Liquidation	Paid-in	Accumulated	Capital
	Shares	Amount	Shares	Shares	Shares	Shares	Securities	Capital	Deficit	Deficiency
BALANCE AT JANUARY 1, 2004	4,143,979	$24,757	793,078	421	$31	$2	—	$5,809	$(28,753)	$(22,911)

CHANGES DURING 2004:

Conversion of preferred shares into ordinary shares			(793,078)	631,737	(31)	2,245	1,800	(2,214)		1,800

Benefit to Series A, B and B1 shareholders								(1,800)		(1,800)

Non-employee share-based compensation expenses								382		382

Issuance of Series E redeemable convertible preferred share, net of issuance costs of $232	3,749,994	14,768

Beneficial conversion features relating to series D and D2 redeemable convertible preferred shares		(2,765)						2,765		2,765

Cancellation of warrant								1,563		1,563

Accretion of redeemable convertible preferred shares		2,144						(2,144)		(2,144)

Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares		362						(362)		(362)

Net loss									(11,061)	(11,061)

BALANCE AT DECEMBER 31, 2004	7,893,973	39,266	—	632,158	—	2,247	1,800	3,999	(39,814)	(31,768)

CHANGES DURING 2005:

Exercise of options by employees				13,261		46		(33)		13

Employee share-based compensation expenses								9		9

Non-employee share-based compensation expenses								65		65

Issuance of Series E redeemable convertible preferred share, net of issuance costs of $225	4,249,997	16,775

Accretion of redeemable convertible preferred shares		2,959						(2,959)		(2,959)

Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares		482						(482)		(482)

Net loss									(10,027)	(10,027)

BALANCE AT DECEMBER 31, 2005	12,143,970	59,482	—	645,419	—	2,293	1,800	599	(49,841)	(45,149)

CHANGES DURING 2006:

Exercise of options by employees				19,395		72		(54)		18

Employee share-based compensation expenses								213		213

Non-employee share-based compensation expenses								97		97

Accretion of redeemable convertible preferred shares		3,573						(320)	(3,253)	(3,573)

Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares		535						(535)		(535)

Net loss									(8,849)	(8,849)

BALANCE AT DECEMBER 31, 2006	12,143,970	$63,590	—	664,814	—	$2,365	1,800	$—	$(61,943)	$(57,778)

Cumulative adjustment from adoption of FIN 48 (unaudited)									(221)	(221)

BALANCE AT January 1, 2007 (unaudited)	12,143,970	$63,590	—	664,814	—	$2,365	1,800	$—	$(62,164)	$(57,999)

CHANGES DURING THE THREE MONTH-PERIOD ENDED MARCH 31, 2007 (unaudited):

Exercise of options by employees				12,651		48		(35)		13

Employee share-based compensation expenses								80		80

Non-employee share-based compensation expenses								37		37

Issuance of Series E2 redeemable convertible preferred share, net of issuance costs of $19	1,802,654	11,374

Accretion of redeemable convertible preferred shares		1,054						(82)	(972)	(1,054)

Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares		149							(149)	(149)

Net loss									(3,000)	(3,000)

BALANCE AT MARCH 31, 2007 (unaudited)	13,946,624	$76,167	—	677,465	—	$2,413	1,800	$—	$(66,285)	$(62,072)

The accompanying notes are an integral part of the consolidated financial statements

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,061)	$(10,027)	$(8,849)	$(2,673)	$(3,000)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	446	554	608	147	189
Capital loss on disposal of fixed assets		4
Change in accrued severance pay	172	351	418	53	136
Non-cash share-based compensation expenses	382	74	310	68	117
Amortization of deferred charges			70		29
Revaluation of warrant liabilities			279		226
Changes in operating asset and liability items:
Increase in accounts receivable	(791)	(1,381)	(9,900)	(1,445)	(2,012)
Increase (decrease) in accounts payable and accruals	1,653	1,739	12,263	(235)	2,520
Decrease (increase) in inventories	(1,941)	(1,139)	(508)	431	(2,092)

Net cash used in operating activities	(11,140)	(9,825)	(5,309)	(3,654)	(3,887)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(569)	(558)	(1,024)	(100)	(468)
Amounts funded in respect of employee rights upon retirement, net	(111)	(106)	(270)	(33)	(43)
Increase in long-term deposits	(325)	(30)	(24)	(13)	(5)

Net cash used in investing activities	(1,005)	(694)	(1,318)	(146)	(516)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in short-term bank credit, net	(1,000)
Proceeds from exercise of warrants		13	18		13
Issuance of redeemable convertible preferred shares, net of issuance expenses	14,768	16,775			11,374
Long term-loan received			5,000
Principal payment on capital lease obligation	(18)	(5)

Net cash provided by financing activities	13,750	16,783	5,018	—	11,387

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,605	6,264	(1,609)	(3,800)	6,984
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,977	5,582	11,846	11,846	10,237

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,582	$11,846	$10,237	$8,046	$17,221

Supplemental disclosures of cash flow information:
Interest paid	$—	$—	$318	$—	$151

Income taxes paid	$25	$87	$46	$10	$14

Supplemental disclosure of non-cash financing activities:
Accretion on redeemable convertible preferred shares	$2,144	$2,959	$3,573	$893	$1,054

Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares	$362	$482	$535	$134	$149

Issuance of warrants exercisable to redeemable convertible preferred shares	$—	$—	$416	$—	$—

Cumulative adjustment from adoption of FIN 48	$—	$—	$—	$—	$221

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

NOTE 1 —	DESCRIPTION OF BUSINESS:

Voltaire Ltd. (the “Company”), an Israeli corporation, was incorporated and commenced operations on April 9, 1997.

The Company and its wholly owned U.S. subsidiary, Voltaire, Inc. and Japanese subsidiary, Voltaire K.K. (together with the Company, the “Group”), are engaged in the development, production and marketing of grid backbone solutions.

The Company currently depends on a single supplier to manufacture and provide a key component for its switch products.

As to financial information regarding revenues by geographic area, revenues by product, tangible long-lived assets by geographic location and revenues from principal customers, see note 12.

NOTE 2 —	SIGNIFICANT ACCOUNTING POLICIES:

a.	Accounting principles:

The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

b.	Unaudited interim consolidated financial information:

The accompanying unaudited consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2007 and the consolidated statements of redeemable convertible preferred shares and capital deficiency for the three months ended March 31, 2007 are unaudited. The unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, the unaudited consolidated interim financial statements have been prepared based on new accounting pronouncements from January 1, 2007 and on the same basis as the audited financial statements and include all adjustments, accept for the adoption of Financial Accounting Standards Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes” (see note 2y and note 10i), consisting only of normal recurring adjustments, necessary for the fair statement of the Company’s results of operations and its cash flows for the three months ended March 31, 2006 and 2007. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

c.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Actual results could differ from those estimates.

d.	Functional currency:

The currency of the primary economic environment in which the operations of the Company and its subsidiary are conducted is the U.S. dollar (“$” or “dollar”). The majority of the Group’s revenues are derived in dollars. Purchases of most materials and components are also carried out in dollars. Accordingly, the functional currency of the Company and its subsidiary is the dollar.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The dollar figures are determined as follows: transactions and balances originally denominated in dollars are presented in their original amounts. Balances in foreign currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. The resulting translation gains or losses are recorded as financial income or expense, as appropriate. For transactions reflected in the statements of operations in foreign currencies, the exchange rates at transaction dates are used. Depreciation and changes in inventories and other changes deriving from non-monetary items are based on historical exchange rates.

e.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned U.S. and Japanese subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

f.	Unaudited Pro forma Shareholders’ equity:

Upon consummation of an initial public offering, all of the Company’s outstanding redeemable convertible preferred shares will convert into an equivalent number of ordinary shares of the Company. Additionally, all warrants exercisable for the Company’s redeemable convertible preferred shares outstanding as of that date will automatically convert into warrants exercisable for an equivalent number of ordinary shares. Unaudited pro forma shareholders’ equity as of March 31, 2007, as adjusted for the impact of these conversions assuming the offering was consummated on March 31, 2007, is disclosed in the accompanying consolidated balance sheets. The ordinary shares to be issued upon the completion of the initial public offering and the related estimated net proceeds are excluded from such pro forma information.

g.	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less, that are not restricted, to be cash equivalents. To mitigate risks the Company deposits cash and cash equivalents with high credit quality financial institutions.

h.	Restricted cash and deposits:

The Company maintains certain cash amounts restricted as to withdrawal or use. The restricted deposits are denominated in U.S. dollars and presented at cost, plus accrued interest at rates of approximately 4% per annum.

i.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, restricted deposit, accounts receivables, accounts payable and other accrued liabilities approximate their fair value due to the relatively short-term maturities of such instruments. The carrying amounts of the Company’s long-term deposits, other long-term assets, long-term loan payable, and other long-term liabilities approximate their fair value. In view of their nature, the fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value. The warrant on redeemable convertible preferred shares is presented at fair value estimated using the Black-Scholes valuation model.

j.	Concentration of credit risk:

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, which are deposited in major financial institutions in the United States and Israel, and accounts receivable. The Company’s accounts receivable are derived from revenues earned from customers

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

located in North America, Europe and Asia. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected ability to collect the accounts receivables. The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific aging and amount, and all other balances based on historical collection experience and an economic risk assessment. If the Company determines that a specific customer is unable to meet its financial obligations to the Company, the Company provides an allowance for credit losses to reduce the receivable to the amount management reasonably believes will be collected. The Company did not record a material allowance for doubtful debts in the financial statements.

k.	Inventories:

Inventories include finished goods and raw materials. Inventories are stated at the lower of cost (cost is determined on a “first-in, first-out” basis) or market value. Reserves for potentially excess and obsolete inventories are made based on management’s analysis of inventory levels and future sales forecasts. Once established, the original cost of the Company’s inventory less the related inventory reserve represents the new cost basis of such products.

l.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation and amortization are generally calculated using the straight-line method over the estimated useful lives of the related assets: over three years for computers and other electronic equipment, and seven to fifteen years for office furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in the results of operations in the period realized.

m.	Deferred charges:

Costs relating to obtaining a long-term loan are deferred and amortized using the effective interest rate determined for such borrowing transactions over the life of the respective loan.

n.	Impairment of long-lived assets:

The Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS No. 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

To date, the Company has not recorded any impairment charges relating to its long-lived assets.

o.	Stock Split:

All figures in these financial statements relating to the ordinary shares and redeemable convertible preferred shares have been retroactively adjusted to reflect a four-for-one reverse share split effected subsequent to March 31, 2007 (see note 13(d)).

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

p.	Revenue recognition:

The Company generates revenues mainly from the sale of hardware and software products and the provision of extended hardware warranties and support contracts. The Company sells its products mostly to OEMs, distributors, system integrators and value added resellers, all of whom are considered customers from the Company’s perspective. The Company’s standard shipping term is FOB shipping point. The Company generally relies upon a purchase order as persuasive evidence of an arrangement.

The Company’s standard arrangement with its customers includes no right of return and no customer acceptance provisions. In a very limited number of arrangements the Company has deviated from its standard terms by accepting purchase order arrangements from customers that included certain acceptance tests with timescales and trigger points after delivery. In such cases, the Company does not recognize revenue until all such obligations, timescales and acceptance tests are approved by the customer.

The software components of the Company products are deemed to be more than incidental to the products as a whole, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”) and EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software”. Therefore, the Company accounts for its product sales in accordance with SOP 97-2. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product to the customer has occurred,, the fee is fixed or determinable and collectibility is probable.

SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative specific objective fair value of the elements. A significant portion of the Company’s product sales include multiple elements. Such elements typically include several or all of the following: hardware, software, extended hardware warranties and support services.

Support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the applicable support agreement.

In accordance with SFAS No. 5, “Accounting for Contingencies” the Company provides for potential warranty liability costs in the same period as the related revenues are recorded. This estimate is based on past experience of historical warranty claims and other known factors. The Company grants a one-year hardware warranty and a three-month software warranty on all of its products. In cases where the customer wishes to extend the warranty for more than one year, the Company charges an additional fee. This amount is recorded as deferred revenue and recognized over the period that the extended warranty is provided and the related performance obligation is satisfied.

The VSOE of fair value of the extended warranty and support services is determined based on renewal rates. Deferred revenues are classified as short and long term and recognized as revenues at the time the respective elements are provided.

Amounts billed to customers for shipping and handling costs are included in revenues in the consolidated statements of operations. In accordance with EITF Issue No. 00-10 “Accounting for Shipping and Handling Fees and Costs”, we account for our product shipping costs as general and administrative expense in the amounts of $0, $72, $253 for the years ended December 31, 2004, 2005 and 2006, respectively, and $0 and $69 for the three-month periods ended March 31, 2006 and 2007, respectively.

q.	Product warranty:

The Company grants a one-year hardware warranty and a three-month software warranty on all of its products. In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company estimates the costs that may be incurred under its warranty arrangements and records a liability in the amount of such costs at the

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

time product revenue is recognized. This estimate is based on past experience of historical warranty claims and other known factors. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s liability for product warranty during the years ended December 31, 2004, 2005 and 2006, are as follows:

	Year Ended December 31,
	2004	2005	2006

Balance at the beginning of the period	$0	$25	$65
Warranty charged to cost of sales	25	255	423
Settlements during the period	—	(215)	(301)

Balance at the end of the period	$25	$65	$187

r.	Research and development costs:

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

Funds received from the Office of the Chief Scientist of Israel’s Ministry of Industry (the “OCS”) relating to the development of approved projects are recognized as a reduction of expenses when the Company is entitled to receive those funds. Research and development expenses included in the statements of operations were reduced by grants from the OCS in the amount of $700, $621, $0 for the years ended December 31, 2004, 2005 and 2006, respectively.

s.	Share-based compensation:

Prior to January 1, 2006, the Company accounted for employees’ share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 — “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with APB No. 25, share-based compensation is calculated using the intrinsic value method and represents the difference between the deemed per share fair value of the share and the per share exercise price of the share option. The resulting shared-based compensation is deferred and amortized to expense over the grant’s vesting period, which is generally four years. In accordance with Statement of Financial Accounting Standards No. 123 — “Accounting or Stock-Based Compensation” (“FAS 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, the Company disclosed pro forma information, assuming that the Company had accounted for employees’ share-based payments using the fair value-based method defined in FAS 123.

Effective January 1, 2006, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123(R)”). FAS 123(R) supersedes APB 25 and related interpretations and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“FAS 95”). FAS 123(R)requires awards classified as equity awards to be accounted for using the grant-date

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company’s estimated forfeitures are based on historical experience and anticipated future conditions.

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

The Company elected to recognize compensation cost for an award that only had service conditions, as well as a graded vesting schedule, by using the straight-line method over the requisite service period for the entire award.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 prospectively. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered and that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123. The cumulative effect of the adoption of FAS 123(R) was immaterial.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. The fair value of the options granted is revalued over the related service period and recognized over the vesting period.

The following table illustrates the effect on net loss and net loss per share, assuming the group had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year Ended December 31,
	2004	2005

Net loss, as reported	$11,061	$10,027
Deduct: stock-based employee compensation expense, included in reported loss for the year	—	9
Add: stock-based employee compensation expense determined under fair value method for all awards	358	238

Pro forma net loss	$11,419	$10,256

Net loss per share attributed to ordinary shareholders as reported — basic and diluted	$29.67	$21.16

Pro forma net loss per share attributed to ordinary shareholders — basic and diluted	$30.36	$21.52

t.	Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”). Deferred taxes are determined utilizing the assets and

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse. A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Paragraph 9(f) of SFAS 109 “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the aforementioned differences were not reflected in the computation of deferred tax assets and liabilities.

u.	Advertising:

Cost related to advertising and promotion of products is charged to sales and marketing expense as incurred. Advertising expenses were not significant for all periods presented.

v.	Comprehensive income (loss):

The Company has no comprehensive income components other than net loss for the reported periods.

w.	Net loss per share attributable to ordinary shareholders:

Basic and diluted net loss per share is computed by dividing the net loss attributed to the ordinary shares for the period by the weighted average number of ordinary shares outstanding during the period. The calculation of diluted net income loss per share excludes potential ordinary shares if the effect is anti-dilutive. Potential ordinary shares are comprised of ordinary shares, incremental ordinary shares issuable upon the exercise of share options or warrants and shares issuable upon conversion of convertible preferred shares.

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two — Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the loss per share for each class of shares (ordinary shares and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

In compliance with EITF 03-6, the series of preferred shares are not participating securities in losses, and therefore are not included in the computation of net loss per share.

For the years ended December 31, 2004, 2005, 2006 and the three-month periods ended March 31, 2006 and 2007, all outstanding options, warrants and preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except share and per share amounts):

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Net loss	$(11,061)	$(10,027)	$(8,849)	$(2,673)	$(3,000)

Accretion of redeemable convertible preferred shares	(2,144)	(2,959)	(3,573)	(893)	(1,054)
Benefit to Series A, B and B1 shareholders (see note 8(b))	(1,800)
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	(362)	(482)	(535)	(134)	(149)

Net loss attributable to ordinary shareholders	$(15,367)	$(13,468)	$(12,957)	(3,700)	(4,203)

Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders — basic and diluted	517,926	636,536	650,476	645,419	667,631

Net loss per share attributable to ordinary shareholders — basic and diluted	$(29.67)	$(21.16)	$(19.92)	$(5.73)	$(6.30)

Pro forma basic and diluted net loss per share assuming conversion of redeemable convertible preferred shares into ordinary shares at the estimated conversion ratio at the time of the offering, which will occur upon the closing of the offering, as if the conversion had taken place at January 1, 2006 for the year ended December 31, 2006, and at January 1, 2007 for the three month period ended March 31, 2007, is as follows (in thousands, except share and per share amounts):

	Year Ended	Three Months
	December 31,	Ended March 31,
	2006	2007
	(unaudited)	(unaudited)

Pro forma:
Numerator:
Net loss attributable to ordinary shareholders	$(12,957)	$(4,203)
Pro forma adjustment to add back accretion of redeemable convertible preferred shares	3,573	1,054
Pro forma adjustment to add back charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	535	149

Pro forma net loss available for shareholders	$(8,849)	$(3,000)

Denominator:
Weighted-average shares of ordinary shares outstanding used above	650,476	667,631
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred shares (as if converted)	12,143,970	13,108,651

Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders — basic and diluted	12,794,446	13,776,282

Pro forma net loss per share attributable to ordinary shareholders — basic and diluted	$(0.69)	$(0.22)

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

x.	Segment reporting:

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, requires that companies report separately in the financial statements certain financial and descriptive information about operating segments profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which such companies earn revenue and hold assets and about major customers. The Company has one reportable segment.

y.	Newly issued and recently adopted accounting pronouncements:

In July 2006, the FASB issued Financial Accounting Standards Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. As to the adoption and disclosures required pursuant to FIN 48, see note 10i.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”, or SAB No. 108. SAB No. 108 requires analysis of misstatements using both an income statement or ‘rollover’, approach and a balance sheet, or ‘iron curtain’, approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 in these financial statements and accordingly, follows SAB 108 requirements when quantifying financial statement misstatements. The adoption of SAB No. 108 did not result in corrections to the Company’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for the Company as of January 1, 2008. The Company is currently evaluating the potential impact of adopting SFAS No. 157 and has not yet determined the impact on its consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the potential impact of adopting SFAS 159 and has not yet determined the impact on its consolidated results of operations or financial condition.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2005	2006

Cost:
Computer equipment	$2,724	$3,694
Office furniture and equipment	126	151
Leasehold improvements	118	147

	2,968	3,992
Less — accumulated depreciation and amortization	(2,007)	(2,615)

Net carrying amount	$961	$1,377

b.	Depreciation and amortization expenses totaled approximately $446, $554, $608 for the years ended December 31, 2004, 2005 and 2006, respectively.

NOTE 4 —	ACCRUED SEVERANCE PAY

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded are presented among other non-current assets. The Company may only make withdrawals from the amounts funded for the purpose of paying severance pay. The severance pay expenses were $172, $351, $418 in the years ended December 31, 2004, 2005 and 2006, respectively, and $53 and $136 in three month period ended March 31, 2006 and 2007, respectively.

NOTE 5 —	LONG TERM LOAN

In May 2006, the Company signed a Credit Line and Security Agreement with a US-based lending institution (the “Lender”). Under the agreement, the Company received a loan in the amount of $5,000. The loan bears interest based on the current Wall Street Journal prime-lending rate plus an interest margin, subject to adjustment as provided in the agreement (as of December 31, 2006 -12.25%). Prior to December 31, 2007, the Company will be required to pay the Lender interest payments only, based on the interest rate as described above. Starting January 1, 2008, the Company will be required to pay 24 equal monthly installments of principal and interest. As part of the loan agreement, the Company has filed a first priority floating charge on all tangible assets and fixed charge on intangible assets in favor of the Lender. As to warrant on redeemable convertible preferred shares issued to the lender, see note 7(c).

NOTE 6 —	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Royalty commitments

The Company is obligated to pay royalties to the OCS on proceeds from sales of products resulting from the research and development in which the Government participated by way of grants (see also note 2r). Under the terms of the Company’s funding from the OCS, royalties of 3.5% are payable on sales, up to 100% of the amount of the grant received by the Company (dollar linked); plus annual interest based on the twelve-month LIBOR, accruing from January 1, 1999.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty-bearing Government grants, the Company is not obligated to pay any such royalties to the OCS.

Royalty expenses are included in the statement of operations as a component of cost of revenues and totaled to approximately $172, $544, $1,068, for the years ended December 31, 2004, 2005 and 2006, respectively, and $154 and $301 for the three-month period ended March 31, 2006 and 2007, respectively.

As of December 31, 2006 and March 31, 2007, the maximum royalty amount payable by the Company is approximately $5,100 and $4,440, respectively.

b.	Lease commitments

The Company leases premises for a period beginning November 1, 2001 and ending October 31, 2011. The Company has the option to end the lease term on December 31, 2008 upon prior notice and a penalty payment as stipulated in the lease.

To secure the Company’s liabilities under a current lease agreement, the bank made available to the lessor a bank guarantee in the amount of approximately $227, as of December 31, 2006 and March 31, 2007. In order to obtain the bank guarantee, the Company has pledged a bank deposit of $233 and $236, respectively, which is presented in restricted long-term deposits.

The Company’s U.S. subsidiary also leases premises in Boston. The lease term for the Company’s U.S. subsidiary ends on December 31, 2009.

Rent expenses included in the statement of operations totaled to approximately $340, $449 and $467 for the years ended December 31, 2004, 2005 and 2006, respectively, and $112 and $196 for the three-month period ended March 31, 2006 and 2007, respectively.

The Company has signed motor vehicle operating lease agreements. The terms of these lease agreements are for 36 months.

As of December 31, 2006, the aggregate future minimum lease obligations (office rent and maintenance and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ended December 31,
2007	$965
2008	827
2009	672
2010	500
2011	417

$3,381

c.	Litigation

The Company is not currently a party to any legal proceedings that management believes would have a material effect on the consolidated financial position, results of operations or cash flows of the Company. The Company may, from time to time, become a party to various legal proceedings arising in the ordinary course of business.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.	Restricted deposits

In addition to the pledged bank deposit as described in (b) above the Company has made restricted deposits to secure a letter of credit in favor of a supplier in the ordinary course of business.

e.	Floating charge and fixed charge

As part of the loan agreement as described in note 5, the Company has filed a first priority floating charge on all its tangible assets and a fixed charge on its intangible assets in favor of the Lender.

NOTE 7 —	REDEEMABLE CONVERTIBLE PREFERRED SHARES AND WARRANT THEREON:

a.	As of December 31, 2005 and 2006 and as of March 31, 2007 the Company’s redeemable convertible preferred shares of NIS 0.01 par value, consist of the following:

		Redemption Value			Carrying Amount
	Proceeds, Net			As of			As of
	of Issuance	As of December 31,		March 31,	As of December 31,		March 31,
	Expenses	2005	2006	2007	2005	2006	2007
				(unaudited)			(unaudited)

Series C	$9,111	$10,537	$11,191	$11,354	$11,398	$11,769	$11,864
Series D	10,392	15,056	15,991	16,225	13,012	14,445	14,843
Series D2	964	1,139	1,209	1,227	1,034	1,128	1,154
Series E	31,543	34,668	36,908	37,468	34,038	36,248	36,837
Series E2	11,374			11,498			11,469

	$63,384	$61,400	$65,299	$77,772	$59,482	$63,590	$76,167

1) In March 2004, the Company entered into an investment agreement with several investors. Under this agreement, the Company issued 3,749,994 class E redeemable convertible preferred shares of NIS 0.01 par value in consideration for $15,000 (representing price per share of $4.00).

In connection with this investment agreement, the Company also issued Series D and D2 preferred shares of par value NIS 0.01, to its shareholders as part of their anti-dilution rights. In connection with this issuance, the Company has recorded a beneficial conversion feature (“BCF”) of approximately $2,765, credited to the additional paid in capital. The resulting discount on the redeemable convertible preferred shares is accreted over the remaining period through the earlier date of redemption of those shares, using the effective yield method.

In addition, as part of this investment agreement warrants on redeemable convertible preferred D1 shares were cancelled and a carrying amount of $1,563 was carried to additional paid in capital.

2) In April, May and August 2005, the Company entered into investment agreements with several investors. Under these agreements, the Company issued 4,249,997 class E redeemable convertible preferred shares of NIS 0.01 par value in consideration for approximately $17,000 (representing price per share of $4.00).

3) In February 2007, the Company entered into an investment agreement with several investors. Under this agreement, the Company issued 1,802,654 class E2 redeemable convertible preferred shares of NIS 0.01 par value in consideration for $11,393, which was completed in February and March 2007 (representing price per share of $6.32).

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	The holders of preferred shares have various rights and preferences as follows:

Voting Rights

The holder of each preferred share has the right to one vote for each ordinary share into which such preferred share could then be converted and is entitled to vote, together with holders of ordinary shares, with respect to any question upon which holders of ordinary shares have the right to vote.

Only preferred shares are entitled to voting rights in relation to future issuances of equity interests in the Company, any transaction by the Company or a subsidiary for the purposes of the raising of finance by the Company (whether by way of debt or equity financing), an IPO or any transaction constituting a Liquidation Event (as defined in the articles of association). Until the closing of the qualified IPO, certain listed actions, any action or resolution of the Company’s general meeting or shareholders’ shall require solely the approval or written consent of certain Principal Investors (as defined in the articles of association).

Dividends

Each distribution of dividends by the Company to its shareholders shall be made in a descending order of preference to (i) the holders of Series E preferred shares; (ii) the holders of Series D preferred shares and Series D2 preferred shares; and (iii) the holders of Series C prefered shares, until each such series of preferred shares has received in the aggregate, together with previous distribution of dividends, an amount equal to a dividend at the cumulative annual rate of 7% from the later of March 2004 or the issuance of such share, such dividend to accrue monthly, whether or not declared. Following payment in full of the distribution preferences of the preferred shares, any additional distribution of dividends shall be made pro-rata among the holders of ordinary shares and preferred shares of the Company, based on their holdings of the outstanding shares of the Company, treating the preferred shares as if converted into ordinary shares.

Liquidation

Upon a Liquidation Event (as defined in the articles of association of the Company) any assets and funds of the Company available for distribution or which shall become available for distribution upon receipt by the Company of any deferred payments or royalties shall be distributed pursuant to a descending order of preference to (i) the holders of Series E preferred shares; (ii) the holders of Series D preferred shares and Series D2 preferred shares; and (iii) the holders of Series C preferred shares, until each such series of preferred shares shall have received in the aggregate the amount paid to the Company for the shares of such series plus accrued and unpaid dividends and plus, with respect to the Series D preferred shares, an amount of $155. Following payment in full of the distribution preferences of the preferred shares, an amount of $1,800 will be distributed pro-rata among the holders of the Junior Liquidation Securities. Following payment in full to the holders of the Junior Liquidation Securities, any remaining assets will be distributed pro-rata among the holders of ordinary shares and preferred shares of the Company, based on their holdings of the outstanding shares of the Company, treating the preferred shares as if converted into ordinary shares.

Conversion and Anti-dilution adjustments

Each preferred share is convertible at the option of its holder into such number of ordinary shares of the Company, as is determined by dividing $4.00 with respect to all preferred shares other than the series E2 preferred shares, and by $6.32 with respect to the series E2 preferred shares (as may be adjusted for recapitalization events) by the conversion price at the time in effect for such share. The current conversion price for each preferred share other than the series E2 preferred shares is $4.00 and for each series E2 preferred share is $6.32. The conversion price may be adjusted upon any recapitalization event and also in accordance with certain anti-dilution protections in the event that the Company issues additional securities

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(other than certain excluded issuances) at a price per share lower than the then applicable conversion price of the applicable series of the preferred shares, as defined in the Articles of Association of the Company.

All preferred shares will automatically be converted into ordinary shares in accordance with the then applicable conversion ratio immediately upon (i) an initial firm commitment underwritten public offering by a nationally recognized U.S. underwriting firm of the Company’s ordinary shares, resulting in net proceeds to the Company of at least $75,000 at a pre-money Company valuation of at least $200,000 with the ordinary shares (or American Depository Shares representing Ordinary Shares) traded on either The New York Stock Exchange or the NASDAQ National Market; or (ii) the affirmative vote of certain Principal Investors in the Company.

Redemption

At any time beginning in March 2009, and to the extent permissible under law, certain Principal Investors may compel the Company to redeem all of the preferred shares by paying to the holders of preferred shares an amount equal to the greater of (i) the sum of the price paid to the Company for such shares plus all accrued and unpaid dividends in respect of such shares and plus, with respect to the Series D preferred shares, an amount of $155, and (ii) the fair market value of the ordinary shares issuable upon conversion of the redeemed shares, as determined by an independent investment bank to be selected by the Board of Directors of the Company.

If the Company’s funds that are legally available for the redemption of the preferred shares are insufficient to redeem all such preferred shares, then the redemption shall be effected in a descending order of preference as follows: (i) to the holders of Series E preferred shares; (ii) to the holders of Series D preferred shares and Series D2 preferred shares; and (iii) to the holders of Series C preferred shares.

The difference between the price paid to the Company for the redemable convertible preferred shares and their redemption value is being accreted using the effective interest method through March 2009.

c.	Warrant on redeemable convertible preferred shares

In connection with a loan received as described in note 5, the Company issued warrants to the Lender that entitles the Lender to purchase 140,625 Series E redeemable convertible preferred shares of the Company, at a price per share of $4.00, exercisable through the earlier of May 22, 2013, the closing of an IPO if required by the underwriters, or an M&A transaction.

Based on the provision of Financial Accounting Standards Board Staff Position (FSP) No. 150-5, “Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other similar Instruments on Shares that are Redeemable” (FSP 150-5), an interpretation of FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, the warrant is classified as a liability on the consolidated balance sheet and presented at fair value. Changes in the fair value of the warrant are carried to financial income (expenses).

The fair value of this warrant estimated on the date of grant, amounted to approximately $416 using the Black-Scholes option-pricing model based on the following assumptions: dividend yield of 0%; expected volatility of 77%; risk-free interest rate of 4.6% and expected life of 7 years.

NOTE 8 —	SHAREHOLDERS’ EQUITY:

a. The ordinary shares confer upon their holders voting rights and the rights to participate in shareholder’s meetings, the right to receive profits and the right to a share in excess assets upon liquidation of the company.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b. In March 2004, Series A, B and B1 convertible preferred shares were converted into 631,737 ordinary shares of the Company of NIS 0.01 par value according to a certain conversion rate.

As part of this conversion, the Company issued Junior Liquidation Securities (“JLS”) to these shareholders. The JLS grants the holders the sole right to receive $1,800 from the proceeds distributed by the Company upon a Liquidation Event (see also note 7b). The benefit to these shareholders resulting from the granting of the JLS in the amount of $1,800 was carried against additional paid in capital.

NOTE 9 —	STOCK OPTION PLAN:

a. In April 2001, the Company’s board of directors approved an employee stock option plan (the “2001 plan”). In March 2003, the Company’s Board of Directors approved a revised Section 102 stock option plan (the “2003 plan”). Options granted under the 2003 plan may be granted to directors, officers and employees of the Group. The Company’s Board of Directors selected the capital gains tax track for options granted to the Company’s Israeli employees (i.e. non deductible expenses for the Company for tax purposes).

Each option of the 2001 plan and the 2003 plan can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. Immediately upon exercise of the option and issuance of ordinary shares, the ordinary shares issued upon exercise of the options will confer on holders the same rights as the other ordinary shares. The exercise price and the vesting period of the options granted under the plans are determined by the Board of Directors at the time of the grant. Any option not exercised within 10 years from grant date will expire, unless extended by the Board of Directors.

As of March 31, 2007, the Company had reserved 3,604,976, ordinary shares for issuance under the plans. The following table summarizes information about share options:

	Year Ended December 31,						Three Months Ended March 31,
	2004		2005		2006		2007
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price	Options	Price
							(unaudited)

Outstanding — beginning of year/period	7,005	$320.0	2,051,984	$2.05	2,473,087	$1.80	2,785,219	$1.71
Granted	2,045,226	$1.00	574,648	$1.00	383,172	$1.05	223,232	$4.40
Forfeited	(247)	$320.0	(140,284)	$2.28	(51,645)	$1.37	(11,870)	$1.08
Exercised during the period	—	—	(13,261)	$1.00	(19,395)	$1.00	(12,651)	$1.00

Outstanding — end of year/period	2,051,984	$2.05	2,473,087	$1.80	2,785,219	$1.71	2,983,930	$1.92

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides additional information about all options outstanding and exercisable:

							Outstanding as of March 31,
	Outstanding as of December 31,						2007
	2005			2006			(unaudited)
		Weighted			Weighted			Weighted
		Average			Average			Average
		Remaining			Remaining			Remaining
	Options	Contractual	Options	Options	Contractual	Options	Options	Contractual	Options
Exercise Price	Outstanding	Life (Years)	Exercisable	Outstanding	Life (Years)	Exercisable	Outstanding	Life (Years)	Exercisable

$1.00	2,466,896	8.44	1,442,614	2,681,338	7.69	1,902,332	2,656,821	7.66	1,996,657
$1.20	—	—	—	97,750	9.79	1,250	97,750	9.55	1,562
$4.40							223,232	9.98	—
$320	6,191	5.83	5,879	6,131	4.88	6,049	6,127	4.63	6,090

	2,473,087	8.43	1,448,493	2,785,219	7.76	1,909,631	2,983,930	7.89	2,004,309

The weighted average of exercise prices of total vested and exercisable options for the year ended December 31, 2006 and for the three months ended March 31, 2007 is $2.01 and $1.97, respectively.

The weighted average of the remaining contractual life of total vested and exercisable options for the year ended December 31, 2006 and for the three months ended March 31, 2007 is 7.50 and 7.52 years, respectively.

The weighted average of intrinsic value of total outstanding options as of December 31, 2006 and March 31, 2007 is $2.59 and $3.13, respectively. The weighted average of intrinsic value of total vested and exercisable options as of December 31, 2006 and March 31, 2007 is $2.59 and $3.39 respectively.

Aggregate intrinsic value of the total outstanding options as of December 31, 2006 and March 31, 2007 is $7,206 and $9,346, respectively. The aggregate intrinsic value of the total exercisable options as of December 31, 2006 and March 31, 2007 is $4,949 and $6,794, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006 was $0, $2, $3, respectively, and the three month period ended March 31, 2006 and 2007 was $0 and $43, respectively.

The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2004, 2005, and 2006, was $0, $13, $18, respectively, and for the three month period ended March 31, 2006 and 2007 was $0 and $13, respectively. In connection with these exercises, no tax benefits were realized by the Company.

b. The Company assessed the estimated fair value of its ordinary shares and engaged BDO Ziv Haft Consulting & Management Ltd., (“BDO”), an independent valuation firm to perform an independent valuation of the Company’s ordinary shares to determine their fair value on various dates during the year ended December 31, 2006. BDO provided the Company with a valuation report in May 2006. Based on the option pricing method, BDO determined that the fair value of the ordinary shares was in the range of $1.00 to $1.28 per share. Based on the opinion provided in BDO’s valuation report, the Company used $1.14 as the fair value of its ordinary shares for the option grants made on January 31, 2006, February 28, 2006 and April 6, 2006.

In October 2006, the Company obtained from BDO a valuation report regarding the fair value of the Company’s ordinary shares as of September 30, 2006. The Company considers this valuation report to have been contemporaneous with the Company’s October 19, 2006 option grants. In estimating the fair value of ordinary shares, BDO considered that the Company was in the fourth stage of development as set forth in the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” characterized by key product development milestones and revenue generation. Based on the total company value, BDO used the option-pricing method to estimate that the fair value of the ordinary shares was $1.20 per

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

share. Based on the opinion provided in BDO’s valuation report, the Company used $1.20 as the fair value of the ordinary shares for the option grants made on October 19, 2006.

In March 2007, the Company obtained from BDO an updated valuation report regarding the fair value of our ordinary shares as of December 31, 2006 which considers in its valuation the probability for an initial public offering. BDO determined that the fair value of the ordinary shares was $3.60. Based on the opinion provided in BDO’s valuation report, the Company used $3.60 as the fair value for grants issued on December 15, 2006.

In March 2007, the Company also obtained from BDO an updated valuation report regarding the fair value of our ordinary shares as of March 31, 2007 which considers in its valuation the probability for an initial public offering. BDO determined that the fair value of the ordinary shares was $4.40. Based on the opinion provided in BDO’s valuation report, the Company used $4.40 as the fair value for grants issued on February 22, 2007, March 23, 2007 and March 26, 2007.

The weighted average fair value of options granted was approximately $0.63, $0.80 and $0.95 for the years ended December 31, 2004, 2005 and 2006 and $0.82 and $3.04 for the three- month period ended March 31, 2006 and 2007, respectively. The weighted average fair value of options granted was estimated by using the Black — Scholes option-pricing model. The following table sets forth the assumptions that were used in determining the fair value of options granted to employees and non-employees for the years ended December 31, 2004, 2005 and 2006 and three months ended March 31, 2006 and March 2007:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Contractual life	10 years	5-6.1 years	5-7 years	5-7 years	6-6.11 years
Risk-free interest rates	2.65%	4.12%	4.6%	4.6%	4.49% — 4.71%
Volatility	50%	77% — 80%	77%	77%	75%
Dividend yield	0%	0%	0%	0%	0%

The expected term was calculated using the simplified method provided in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 which takes into consideration the option’s contractual life and the vesting periods. The Company estimates its forfeiture rate based on its employment termination history, and will continue to evaluate the adequacy of the forfeiture rate based on analysis of employee turnover behavior, and other factors. The annual risk free rates are based on the yield rates of zero coupon non-index linked U.S. Federal Reserve treasury bonds as both the exercise price and the share price are in U.S. Dollar terms. The Company’s expected volatility is derived from historical volatilities of companies in comparable stages as well as companies in the industry. Each company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth option grants made during 2006 and the first quarter of 2007 with intrinsic value calculated based on grant date fair value:

		Fair Market
		Value of
	Options	Ordinary	Exercise	Intrinsic
Grant Date	Granted	Shares	Price/Share	Value
		(unaudited)		(unaudited)

January 31, 2006	184,172	$1.14	$1.00	$0.14
February 28, 2006	15,000	1.14	1.00	0.14
April 6, 2006	86,250	1.14	1.00	0.14
October 19, 2006	76,250	1.20	1.20	—
December 14, 2006	21,500	3.60	1.20	$2.40
February 22, 2007 (unaudited)	27,101	4.40	4.40	—
March 6, 2007 (unaudited)	18,875	4.40	4.40	—
March 23, 2007 (unaudited)	88,628	4.40	4.40	—
March 26, 2007 (unaudited)	88,628	$4.40	$4.40	—

c. As of March 31, 2007, the total unrecognized compensation cost on employee stock options, related to unvested stock-based compensation amounted to approximately $1,075. This cost is expected to be recognized over a weighted-average period of approximately three years. This expected cost does not include the impact of any future stock-based compensation awards.

As of March 31, 2007, the total unrecognized compensation cost on non-employee stock options related to unvested stock-based compensation amounted to approximately $383. This cost is expected to be recognized over a weighted-average period of approximately three years.

The following table summarizes the distribution of total share-based compensation expense in the Consolidated Statements of Operations:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Research and development, net	—	$9	$59	$14	$18
Sales and marketing	—	—	90	21	26
General and administrative	382	65	161	33	73

	$382	$74	$310	$68	$117

NOTE 10 —	TAXES ON INCOME:

a.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“Capital Investments Law”)

The production facilities of the Company have been granted “approved enterprise” status under Israeli law. The main tax benefits available during the seven year period of benefits commencing in the first year in which the Company earns taxable income (which has not yet occurred) are:

1) Reduced tax rates:

Income derived from the “approved enterprise” is tax exempt for a period of 2 years, after which the income will be taxable at the rate of 25% for 5 years.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the event of distribution of cash dividends from income which was tax exempt as above, the tax rate applicable to the amount distributed will be 25%.

2) Accelerated depreciation:

The company is entitled to claim accelerated depreciation for five tax years in respect of machinery and equipment used by the approved enterprise.

3) Conditions for entitlement to the benefits:

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments )Law) 1985 ( — the Inflationary Adjustments Law)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company is taxed under this law.

c.	Tax rates in Israel applicable to income from other sources

Income not eligible for “approved enterprise” benefits, mentioned above, is taxed at a regular rate. The regular corporate tax rate in Israel in 2006 and 2007 is 31% and 29%, respectively. In August 2005, an amendment to the Income Tax Ordinance was enacted whereby the corporate tax rate is to be gradually reduced as follows: in 2008-27%, in 2009-26% and in 2010 and onward- 25%.

d.	Carryforward tax losses

As of December 31, 2006, the Company had a net carryforward tax loss of approximately $43,000. Under Israeli tax laws, the carryforward tax losses of the Company are linked to the Israeli CPI and can be utilized indefinitely. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been created in respect of these losses.

e.	Tax assessments

The Company and its subsidiary have not been assessed for tax purposes since incorporation.

f.	The components of loss before income taxes are as follows:

	Year Ended December 31,
	2004	2005	2006

United States	$79	$295	$397
Israel	(11,140)	(10,211)	(9,162)

	$(11,061)	$(9,916)	$(8,765)

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.	Reconciliation of the theoretical tax expenses to actual tax expenses

	Year Ended December 31,
	2004	2005	2006

Theoretical tax benefit at the statutory rate (35%, 34%, 31% and 29% for the years 2004, 2005, 2006 and 2007, respectively)	$(3,871)	$(3,371)	$(2,717)
Tax exemption due to “Approved Enterprise”	3,685	3,106	2,387
Changes in valuation allowance	(7)	309	271
Non deductible expenses and other	193	67	143

	$—	$111	$84

h.	Deferred income taxes

Based upon available evidence, which includes the Company’s historical operating performance and the reported cumulative net losses in all prior years, management has determined that the future realization of the tax benefit is not sufficiently assured. Consequently, a full valuation allowance has been provided for net deferred tax assets.

	December 31,
	2005	2006

Deferred tax assets —
Reserves and accruals	$324	$595
Less — valuation allowance	(324)	(595)

	$—	$—

i.	Accounting for Uncertainty in Income Taxes (unaudited)

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”). This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The Company had unrecognized tax benefits of approximately $416 as of January 1, 2007, all of which would result in a reduction of the Company’s effective tax rate, if recognized.

As a result of the implementation of FIN 48, the Company recognized $221 as a short-term liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit.

The Company recognizes interest and penalties related to its tax contingencies as income tax expense. The January 1, 2007 tax contingencies include $65 of interest and penalties, all of which related to the adoption of FIN 48 resulted in an increase of the January 1, 2007 accumulated deficit.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of January 1, 2007, the Company is subject to Israeli income tax examinations and to U.S. Federal income tax examinations for the tax years of 2003 through 2006.

During the first quarter of 2007, the Company recorded an increase of its unrecognized tax benefits of approximately $35.

NOTE 11 —	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31,		March 31,
	2005	2006	2007
			(unaudited)

a. Accounts receivable — other:
Government institutions	$698	$595	$1,585
Prepaid expenses	152	223	485
Other	57	17	1

	907	835	2,071

b. Inventories:
Raw materials	1,696	813	1,038
Finished goods	1,733	3,124	4,991

	3,429	3,937	6,029

c. Accounts payable and accruals — other:
Employees and employee institutions	210	897	885
Provision for vacation pay	502	556	702
Accrued expenses	1,288	1,225	1,392
Warranty	65	187	142
Government institutions	312	797	360
Advanced payment from customers			985
Other	7	3	5

	$2,384	$3,665	$4,471

d.	Deferred revenues and deferred cost

As at December 31, 2006 and March 31, 2007, the deferred revenue balance includes amounts of $5,307 and $7,289, respectively, relating to the sale of DDR equipment that was delivered to customers during 2006 under the regular terms of the Company’s arrangements. The DDR equipment is a relatively new product offering and, as such, certain design flaws were detected which limited the capabilities of this product in certain customer environments. The Company determined that the delivery criterion for revenue recognition purposes was not met until the delivered equipment met all of the product’s specifications and functionality. As a result, all of the revenue and related direct costs associated incurred as at December 31, 2006 and March 31, 2007 were deferred. The deferred direct cost amount to $2,391 and $3,166 at December 31, 2006 and March 31, 2007, respectively, and are presented under current assets as “deferred costs”. The Company estimates final delivery of the redesigned DDR equipment in the second and third quarter of 2007, upon which the deferred revenue and deferred direct costs will be recognized as income.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 —	SEGMENT INFORMATION:

The Company operates in one reportable segment.

Disaggregated financial data is provided below as follows: (1) revenues by geographic area, revenues by product and tangible long-lived assets by geographic location; and (2) revenues from principal customers:

1) Geographic and by products information:

Revenues are attributed to geographic areas based on the location of the customer. The following is a summary of revenues by geographic area:

	Year Ended December 31,
	2004	2005	2006

North America	$3,983	$13,220	$19,286
Europe	764	2,038	7,177
Asia Pacific and Japan	169	108	3,964

	$4,916	$15,366	$30,427

Revenues are based on product group are as follows:

	Year Ended December 31,

Switches and solutions	$2,204	$9,480	$16,564
Adapter cards	2,566	4,452	12,487
Professional services	146	1,434	1,376

	$4,916	$15,366	$30,427

Tangible long-lived assets by geographic location are as follows:

	December 31,
	2005	2006

Israel	$844	$1,269
United States	117	108

	$961	$1,377

2) Revenues from principal customers — revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

	Percentage of Revenues for the Year Ended December 31,
	2004	2005	2006

Customer A	5%	8%	38%

Customer B	8%	2%	13%

Customer C	14%	48%	12%

At December 31, 2006, Customers A, B and C accounted for 40%, 7%, and 15% of total accounts receivable, respectively. At March 31, 2007, Customers A, B and C accounted for 32%, 8%, and 15% of total accounts receivable, respectively.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 —	SUBSEQUENT EVENTS:

a) In April and May 2007, the Company granted 33,725, and 555,299 options, respectively, to purchase ordinary shares to employees and directors at an exercise price of $8.00 per share.

b) In June, 2007, the Company’s Board of Directors approved a new Incentive Compensation Plan. The Company’s Board of Directors selected the capital gains tax track for options granted to the Company’s Israeli employees (i.e. non deductible expenses for the Company for tax purposes).

c) In June 20, 2007, the Company’s Board of Directors approved an increase of 250,000 in the number of ordinary shares reserved for purpose of grants under the Company’s share option plans.

d) On June 23, 2007, the Company’s Board of Directors approved, subject to shareholders approval, which was received on July 5, 2007, a four-for-one reverse share split by way of consolidation of every four shares of each series of shares into one share of the same series and, accordingly, all shares (ordinary and preferred), options, warrants and losses per share amounts were adjusted to reflect this reverse share split. Accordingly, all such amounts have been retroactively adjusted in these financial statements. In addition, it was resolved, subject to shareholders approval, which was received on July 5, 2007, to assign following such reverse share split a par value of NIS 0.01 for each share instead of NIS 4.00.

Voltaire
The Grid Backbone™

High-Performance Server/Storage Switching and Software Solutions

- *Low Latency:* 2.25 Microsecond Latency for Improved Application Performance
- *High Bandwidth:* 20 Gb/sec Switching for Enhanced Throughput
- *Linear Scalability:* Scaling up to 288 InfiniBand Ports per Switch for Server and Storage Efficiency
- *Comprehensive Management:* Management and Provisioning Software for Grid Computing

Until August 19, 2007, 25 days after the date of this prospectus, all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,770,000 Shares

Ordinary Shares

PROSPECTUS

Joint Book-Running Managers

JPMorgan	Merrill Lynch & Co.

Thomas Weisel Partners LLC	RBC Capital Markets

July 25, 2007